KEEPING PHYSICIANS AND HOSPITALS

FINANCIALLY HEALTHY



Per-Sé® TECHNOLOGIES

2004 ANNUAL REPORT




Per-Sé
TECHNOLOGIES



Administrative challenges can tip the scale of reimbursement for providers in the wrong direction, adversely affecting financial health.

Per-Se's Connective Healthcare solutions help physicians and hospitals weigh in with a predictable revenue cycle. Our solutions help increase the income and speed of reimbursement to improve the business of healthcare for providers. Our business is focused on keeping physicians and hospitals financially healthy.

PER-SE IS DEDICATED TO DELIVERING CONNECTIVE HEALTHCARE SOLUTIONS

PROVEN REIMBURSEMENT EXPERTISE

UNIQUE BUSINESS INTELLIGENCE







Per-Se Technologies offers providers a more efficient way to run their business — and achieve financial health. We developed our Connective Healthcare strategy to help increase and accelerate reimbursement.

Our Connective Healthcare solutions streamline the financial process from the time care is provided to the time a claim is generated and paid.

Connective Healthcare solutions are at work across the nation helping physicians and healthcare organizations realize their financial goals. And at the heart of our Connective Healthcare solutions are two decades of reimbursement expertise and innovative business intelligence making healthcare business smarter.


Providers
Per-Sé
TECHNOLOGIES
Patients
Payers



ABOUT PER-SE TECHNOLOGIES

Founded: 1985	Symbol: PSTI (Nasdaq)	Employees: 4,800
Industry: Healthcare services and information technology	Headquarters: Alpharetta, GA	Divisions: Physician Services and Hospital Services



FOR PHYSICIANS

Connective Healthcare Solutions:

Per-Se is the only national provider of outsourced business management services to hospital-affiliated physicians.

Our Centers of Excellence use proven methodology and innovative technology to harness the information needed to increase physician reimbursement. Our team of reimbursement experts, account managers, regulatory specialists and certified coders navigate through the business of healthcare on behalf of our physician clients.

Services include active accounts receivable management, credentialing, coding, claims generation and submission, proactive denial management, compliance, managed care contracting and consulting services.

Target market:

Hospital-affiliated physician groups practicing anesthesia, pathology, radiology, emergency medicine and in academic or multispecialty settings. Office-based physicians also have the option to use our software to manage the front-office.

FOR HOSPITALS

Connective Healthcare Solutions:

Per-Se is a leading provider of software technology tools and services to help hospitals more profitably manage their revenue cycle and resources.

Our solutions collect information critical to reimbursement, such as patient and payer data before care begins, and facilitate intelligent claims management using innovative software and the nation's third largest electronic clearinghouse for healthcare transactions.

In addition to streamlining the life cycle of a claim and offering real-time denial management functionality, Per-Se's Connective Healthcare solutions automate staff and patient scheduling to help hospitals reduce administrative expenses and improve profitability.

Target market:

Hospitals and health systems.

2004 PERFORMANCE HIGHLIGHTS

- Generated profitability for the third consecutive year
- Generated fourth consecutive year of positive cash flow from operations
- Refinanced debt at significantly lower interest rates
- Achieved record sales for both Physician Services and Hospital Services divisions
- Introduced new Connective Healthcare solutions
- Successfully met HIPAA deadlines
- Maintained high client satisfaction

REVENUE



$ Millions
360
350
340
330
320
310
300
326
335
353
2002
2003
2004

Revenue

OPERATING CASH FLOW



$ Millions
50
40
30
20
10
-
23
28
49
2002
2003
2004

Cash flow from Operating Activities (continuing operations)

EARNINGS PER SHARE FROM CONTINUING OPERATIONS*



$ 1.60
$ 1.40
$ 1.20
$ 1.00
$ 0.80
$ 0.60
$ 0.40
$ 0.20
-
2002
2003
2004

EPS on a GAAP basis

EPS, excluding special items

*2003 special items:
Other Expenses and loss on extinguishment of debt totaling $(0.22) per fully diluted share

2004 special items:
release of a portion of tax valuation allowance, Other Expenses, and loss on extinguishment of debt totaling $0.50 per fully diluted share

MESSAGE TO SHAREHOLDERS



KEEPING PHYSICIANS AND HOSPITALS FINANCIALLY HEALTHY

Providers across America are busy caring for patients. But who is caring for their business? Just as a patient depends on a clinical specialist, providers need a business specialist to achieve financial health.

Per-Se Technologies is that healthcare business specialist for providers.

As a national healthcare services and information technology leader, Per-Se enables providers to be paid more money, faster for the care they provide. We have a unique strategy for navigating through today's complex, administrative-intensive healthcare reimbursement process to address business stresses such as:

- Declining reimbursements
- Bad debt
- Medicare regulations
- Insufficient patient information
- Write-offs for uncollected charges
- Denied claims
- Coding compliance
- Managed care contracting

We call it Connective Healthcare. Nationwide, our Connective Healthcare solutions profitably manage vital aspects of the revenue cycle for physicians and hospitals. The financial success of their business demands reimbursement solutions. And that's what we deliver.

At the heart of Per-Se's Connective Healthcare solutions are two decades of reimbursement expertise and the unique ability to leverage business intelligence. Our mission and focus is real and compelling: To help every physician and hospital achieve their income potential. Physicians and hospitals that use our solutions are achieving real improvements in their financial health. That's why we take every opportunity to educate providers, raise awareness about Connective Healthcare and identify how Per-Se can help them earn more, faster. When we earn the opportunity to demonstrate the difference our solutions make, we often earn a new client.

And as we promote our national leadership and grow our market share, we never lose sight of our own fiscal health — and our commitment to increasing shareholder value. I'd like to share with you our progress over the past year.

PROFITABLE GROWTH; REDUCING DEBT

2004 represented our third consecutive year of profitability and our fourth consecutive year of positive free cash flow. The positive leverage in our business model provides for profitable growth that translates into growth in cash flow generated. During the past two years, we've significantly improved our capital structure by reducing debt and lowering our borrowing costs.

RECORD SALES

Per-Se achieved record new business sold in its two business segments. Our Physician Services business recorded its largest sale in company history in 2004. Also, new leaders of our academic medicine and specialty operations (representing radiology, pathology, emergency medicine and anesthesiology business) introduced more internal synergies. Both leaders, promoted from within, integrated our sales and operations functions. This change more closely aligned our business priorities and will foster accelerated sales growth.

Our Hospital Services division continued to generate strong sales in 2004. Despite a year of meeting deadline demands of HIPAA, the market is very receptive to the benefits of our revenue cycle management software and services, particularly because of the depth and experience behind Per-Se's solutions.

Record new business sold was matched with high client satisfaction and retention. We're proud that our physician business earned The NorthFace Award for exemplary customer service for the second consecutive year. Omega Management Consulting, the award presenter, interviewed more than 200 physician clients who shared a positive overall experience doing business with our Company. Plus, we are honored that all 14 hospitals that made the "Honor Roll" of *U.S.News and World Report's* "Best Hospitals in America" are Per-Se clients.

INNOVATION

We continually evaluate the needs of our clients and invest in developing solutions and services that focus on improving their financial health.

Our Hospital Services division introduced new Web functionality in many of our software solutions for hospitals. New denial management functionality within our claims management software allows hospitals to recognize the reason for denials, immediately correct them online and resubmit edited claims for payment.

With our market-leading staff scheduling software, nurses may now bid for work shifts via the Web. Soon any staff member within a hospital will have that same capability using our solution. The division also introduced patient eligibility checking in our access management/patient scheduling software to gather complete and accurate patient information before care is provided.

Our Physician Services division improved internal processes to better streamline physician accounts receivable management. We are implementing imaging technology to more efficiently receive and manage documentation. This initiative will support our future objective to load balance client work in many of our offices, which will increase productivity and leverage our systems and expertise to accelerate reimbursement for our physician clients. We also began offering reimbursement services for the clinical laboratory market.

In 2005, we began an initiative to develop new technology for our physician claims clearinghouse; the new technology will replace our current infrastructure and serve as a more efficient foundation for processing physician receivables. Today, the majority of electronic transactions are processed via batch between providers, payers and clearinghouses. Our goal is to process more transactions in real time. Achieving a real-time processing environment will allow rapid settlement of receivables to improve cash flow for providers and lower costs for payers. We have partnered with IBM to develop and implement this new initiative.

FINANCIAL FITNESS

Behind every new innovation and every business decision at Per-Se is the sole focus of keeping physicians and hospitals financially healthy. The heart of our business really is our talented and experienced people. We have a great team of people who are committed to delivering the best Connective Healthcare solutions with the highest level of integrity and commitment to compliance.

It's been an exciting year. On behalf of all of us at Per-Se, thank you to our dedicated employees, and our loyal customers and our shareholders for your continued support of our business.

Sincerely,

Phil Pead
Chairman, President & CEO

PROVEN REIMBURSEMENT EXPERTISE



PEOPLE • PROCESSES • TECHNOLOGY



"The financial health of our faculty practice plan is critical to sustain so many academic programs available through our medical center. Per-Se has the deep reimbursement and compliance expertise to increase reimbursement in our complex academic environment. Per-Se was the only viable outsourcing alternative for us."

Michael D. McKinney, MD
Senior Executive Vice President & COO
University of Texas Health Science Center
Houston, Texas

PER-SE CONNECTIVE HEALTHCARE SOLUTION:
Business management outsourcing for academic medicine and multispecialty groups

"In order to grow our practice, we must strengthen our business operations and our bottom line. A big part of our success is managing the complexities of federal regulations for pathology billing compliance. We turned to Per-Se for their experience working with physicians to establish and manage a formal, effective compliance program."

Pamela Jensen, MD, President
North Dallas Pathology Services, PA, Dallas, Texas

CONNECTIVE HEALTHCARE SOLUTION:
Business management outsourcing for pathology services

"We needed a robust and intelligent [receivables management] system to automate the bulk of our cash postings and manage denials. Per-Se worked with us to build a solution that we just cannot do without."

Brian Young, Director of Patient Accounts
Ochsner Clinic Foundation, New Orleans, La.

CONNECTIVE HEALTHCARE SOLUTION:
Receivables management with cash posting and denial management

REIMBURSEMENT EXPERTISE

BEST-PRACTICE PROCESSES PROVEN TECHNOLOGY

All providers struggle with achieving healthy reimbursement. That's why experience, expert processes and technology matter most. With two decades of provider reimbursement experience, best-practice processes and proven technology, only Per-Se has the people and infrastructure to manage the business of healthcare efficiently. Our primary focus as a Company is improving reimbursement for providers. And our expertise is at the heart of every Connective Healthcare solution we deliver to physicians and hospitals.

FOR PHYSICIANS

- Per-Se offers physicians national, specialty-specific reimbursement expertise;
- Proven best-practice processes and functionally rich technology;
- Cost-effective alternatives to managing a healthcare business in-house; and
- The only proven outsourced alternative for the academic market.

FOR HOSPITALS

- Per-Se offers hospitals leading and comprehensive receivables management, technology tools and services;
- Solutions that span the complete revenue cycle — from patient registration to cash receipts;
- Innovative technology business tools and services that work to supplement a hospital's central billing office;
- Access management solutions to capture critical patient information and eligibility data before care is provided to improve receivables management; and
- Software to automate staff and patient scheduling to help reduce administrative costs.

UNIQUE BUSINESS INTELLIGENCE


CRITICAL BUSINESS DATA
PerSe

"Our relationship with Per-Se will significantly strengthen operations through improved financial and resource reporting. Per-Se's advanced reporting and analysis capabilities are a perfect match for our technologically oriented practice. Working with Per-Se will give us new tools to better understand and manage our business, and the Company's coding expertise will strengthen our cash flow."

Michael Garovich, MD
Chief of Radiology
Charleston Radiologists, PA
Charleston, SC

PER-SE CONNECTIVE HEALTHCARE SOLUTION:
Business management outsourcing for radiology services

"We chose Per-Se to provide services for our emergency room and CRNA [certified registered nurse anesthetist] departments because we were very impressed with Per-Se's extensive reporting and documentation, thorough collection projections, solid compliance program and overall professionalism. We also spoke with Per-Se clients who attested to its excellent service and ability to improve the reimbursement process."

Brenda Pemberton, Financial Department
CHRISTUS Schumpert Health System, Shreveport, La.

CONNECTIVE HEALTHCARE SOLUTION:
Business management outsourcing for emergency medicine services

"We can determine if the patient has active insurance coverage at the time the procedure is scheduled to drive the start of the revenue cycle. Hospitals often overlook the importance of eligibility because we're so focused on providing quality patient care. Per-Se's insurance eligibility module provides peace of mind for the patient and helps improve reimbursement for procedures performed."

Sandy Jones, Programmer/analyst
Henry County Memorial Hospital, New Castle, Ind.

CONNECTIVE HEALTHCARE SOLUTION:
ORSOS One-Call® with rules-based insurance eligibility functionality


PROACTIVE COMPLIANCE AND ERROR CORRECTION
INCREASED CASH FLOW
IMPROVED REIMBURSEMENT

FOR PHYSICIANS

Per-Se is the only national business management outsourcing option for physicians. And data the Company collects about physician reimbursement across the country is aggregrated, normalized and summarized into management reports for clients.

These reports capture practice metrics and productivity levels by physician and provide benchmark data comparing practice performance with other practices on a regional and national basis.

For our physician clients, the value of information translates into more predictable reimbursement through smarter, more productive patient care; more favorable managed care contracting, proactive compliance and future business planning.

FOR HOSPITALS

As a leading provider of revenue and resource management solutions for hospitals, Per-Se's technology tools and services automate and generate information critical to financial success.

For example, our revenue cycle tools generate data about patient claims and claims denials. This information empowers hospitals to be more aware of why denials occur. Preventing these denials from occurring reduces reimbursement time and increases income.

Also our resource management tools generate reporting about staffing and patient scheduling to further improve productivity and profitability across the enterprise.

For our hospital clients, automation and information translates into increased revenue and decreased costs. And as a result, hospitals often increase cash flow for other projects important to the facility and its community.

CONNECTIVE HEALTHCARE SOLUTIONS FOR PHYSICIANS

The leading provider of business management outsourcing services, Per-Se helps physicians achieve their income potential with Connective Healthcare solutions. Our unique team of account managers, regulatory specialists and certified coders with specialty-specific reimbursement expertise guides physicians through the business complexities of healthcare to help increase revenue and decrease costs. Our solutions combine innovative technology, best practices and business intelligence to streamline processes and increase reimbursement.

OUTSOURCING SERVICES

Receivables Management: Provider credentialing, coding, claims submission, patient billing, proactive denial management and accounts receivable management delivered through national centers of excellence to increase reimbursement.

Business Intelligence/Reporting: Practice metrics, national benchmarking and denial management data as well as other business intelligence to improve practice productivity and reimbursement.

Compliance: Compliance consulting, program review and development, and a technology-based monitoring solution for physician billing and coding compliance security.

Managed Care Contracting: A combination of managed care benchmark data and specialty-specific reimbursement expertise to improve fee schedules and negotiate better managed care contracts.

Consulting Services: Comprehensive practice reviews, financial management services, strategic planning and other services essential for practice growth and profitability.

CLAIMS MANAGEMENT SERVICES

Solutions for large physician groups that require clearinghouse services for healthcare transactions. Other stand-alone services include patient communication services (patient statements and collection letters).

PHYSICIAN PRACTICE MANAGEMENT

MedAxxis®, a comprehensive Web-based solution engineered to support business, clinical and communication needs of office-based physician practices.

CONNECTIVE HEALTHCARE SOLUTIONS FOR HOSPTIALS

Per-Se delivers revenue cycle and resource management solutions including access, receivables and peformance management, as well as enterprise resource productivity management, staff and patient scheduling. These Connective Healthcare solutions help healthcare organizations increase revenue and decrease costs. Per-Se enables these organizations to improve their bottom line with enterprise-wide solutions.

REVENUE CYCLE MANAGEMENT SOLUTIONS

Access Management.RCM: Capture the critical data up front for more timely scheduling and receivables management.

- **Enterprise Patient Scheduling:** Seamlessly schedule patient procedures and treatments across your entire enterprise.
- **Patient Verification Services:** Quickly determine medical necessity and eligibility, process referrals and obtain address verification.

Receivables Management.RCM: Better manage the payment process with this complete suite of solutions.

- **Claims Management:** Manage your claims process with ClaimTrack®.RCM or Electronic Claim Services.
- **Contract Management:** Manage agreements with payer organizations to ensure appropriate payment.
- **Patient Communication Services:** Manage patient billing and communication by producing patient statements, collection letters and offer unique Web-based account access.
- **Denial Management and Cash Posting:** Automate, organize and store vast amounts of patient remittance and denial information to achieve 100% posting accuracy and proactive denial management.
- **Outsourced Services:** Use our professional and experienced staff to assist your organization in paper claim insurance address validation, workers' compensation, early out, aged account, denial management and chart/bill/payment retrospective review service.

Performance Management.RCM: Monitor and measure the effectiveness of your facility via Web-based access to information.

RESOURCE MANAGEMENT SOLUTIONS

ANSOS One-Staff®: Improve employee recruitment, retention and operational efficiency with enterprise-wide resource productivity management. Empower management to make critical shift-by-shift staffing decisions and allow individual employee preferences.
ORSOS One-Call®: Schedule and manage patients, staff, equipment and inventory for complex procedures across the healthcare delivery system, including the operating room.

PAYER SERVICES SOLUTIONS

Managed Care Optimizer (MCO): Administer, adjudicate and pay claims with our turnkey or outsourced solution.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 000-19480

Per-Se Technologies, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	58-1651222
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
1145 Sanctuary Parkway, Suite 200 Alpharetta, Georgia	**30004**
(Address of Principal Executive Offices)	*(Zip Code)*

(Registrant's telephone number, including area code)
(770) 237-4300

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value
(Title of Class)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ☑ No ☐

The aggregate market value of the voting stock held by non-affiliates of the Registrant as of March 7, 2005, was approximately $488,217,191 calculated using the closing price on such date of $16.06. The number of shares outstanding of the Registrant's common stock (the "Common Stock") as of March 7, 2005, was 30,399,576.

Documents Incorporated by Reference

Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on May 18, 2005, are incorporated herein by reference in Part III.

PER-SE TECHNOLOGIES, INC.

FORM 10-K
For the fiscal year ended December 31, 2004

TABLE OF CONTENTS

PART I

Item 1. *Business*

Introduction

Per-Se Technologies, Inc. ("Per-Se" or the "Company"), a corporation organized in 1985 under the laws of the State of Delaware, is focused on providing solutions that improve the administrative functions of the healthcare industry. Specifically, Per-Se provides Connective Healthcare solutions that help physicians and hospitals achieve their income potential. Connective Healthcare solutions support and unite healthcare providers, payers and patients with innovative technology processes that improve and accelerate reimbursement and reduce the administrative cost of care. The Company serves the healthcare industry through two divisions: Physician Services and Hospital Services. Refer to Note 19 of Notes to Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data for financial information regarding the Company's Physician Services and Hospital Services divisions.

The Physician Services division provides Connective Healthcare solutions that manage the revenue cycle for physician groups. The division provides a complete outsourcing service, therefore, allowing physician groups to avoid the infrastructure investment in their own in-house billing office. The division is the largest provider of business management outsourced services that supplant all or most of the administrative functions of a physician group. The target market is primarily hospital-affiliated physician groups in the specialties of radiology, anesthesiology, emergency medicine and pathology as well as physician groups practicing in the academic setting and other large physician groups. Services include clinical data collection, data input, medical coding, billing, contract management, cash collections, accounts receivable management and extensive reporting of metrics related to the physician practice. These services help physician groups to be financially successful by improving cash flows and reducing administrative costs and burdens. Fees for these services are primarily based on a percentage of net collections on the clients' accounts receivable. The division recognizes revenue and bills customers when the customers receive payment on those accounts receivable, which aligns the division's interests with the interests of the physician groups it services. The division's offerings have historically focused on the back-end processes required to ensure that physicians are properly reimbursed for care delivery. The division also offers a physician practice management ("PPM") solution that is delivered via an application service provider ("ASP") model and collects a monthly usage fee from the physician practices using the system. The division's revenue model is 100% recurring in nature due to the transaction-based nature of its fee revenue in the outsourced services business and the monthly usage fee in the PPM business.

The Hospital Services division provides Connective Healthcare solutions that focus on revenue cycle and resource management to improve the financial health of hospitals. The division has one of the largest electronic clearinghouses in the medical industry, which provides an important infrastructure to support its revenue cycle management offerings. The clearinghouse delivers dedicated electronic and Internet-based business-to-business solutions that focus on electronic processing of medical transactions as well as complementary transactions, such as electronic remittance advices, realtime eligibility verification and high-speed print and mail services. Other revenue cycle management solutions provide insight into a hospital's revenue cycle inefficiencies, such as denial management. Denial management allows hospitals to identify charges denied reimbursement by a payer and to take corrective actions such as resubmitting for reimbursement. Hospitals may opt to outsource portions of their revenue cycle management process to the Company, such as secondary insurance billing. The division also provides resource management solutions that enable hospitals to efficiently manage resources to reduce costs and improve their bottom line. The division's staff scheduling software efficiently plans nurse schedules, accommodating individual preferences as well as environmental factors, such as acuity levels, and can schedule all the personnel across the hospital enterprise. The division's patient scheduling software helps effectively manage a hospital's most expensive and profitable area, the operating room, as well as schedules patients across the enterprise. The division primarily recognizes revenue on a per-transaction basis for its revenue cycle management solutions and primarily recognizes revenue on a percentage-of-completion basis or upon software shipment for sales of its resource management software solutions. Approximately 88% of the division's revenue is recurring due to its transaction-based business and the maintenance revenue from its substantial installed base for the resource management software.

The Company markets its products and services to constituents of the healthcare industry, primarily to hospital-affiliated physician practices, physician groups in academic settings, hospitals and integrated delivery networks ("IDN's").

As stated previously, the Company focuses on the administrative functions of the healthcare market, with the majority of its business based in the United States. Healthcare spending in the United States reached an estimated $1.7 trillion or 15.3% of gross domestic product in 2003. It has been estimated that as much as 31% of annual healthcare spending is for administrative functions. The Company's solutions help make the reimbursement of healthcare more efficient and help improve the overall patient care experience by simplifying the revenue cycle process for physicians and hospitals. The Company's services and solutions are not capital-intensive for providers, making them a cost-effective solution as providers focus on their financial health.

During 2003 and 2004, the Company took steps to strengthen its strategic focus and financial position. Two non-core software product lines for hospitals were divested — a clinical information system was divested in July 2003, and a patient financial management system was divested in January 2004. Both product lines were enterprise-wide software solutions that required a hospital or IDN to invest significant capital and time to implement. Both product lines generated negative cash flow during 2003. In July 2003, the Company reorganized, aligning its operations around its two key constituents: physicians and hospitals. The Company incurred approximately $0.8 million in restructuring charges in 2003 related to this reorganization.

In 2003, the Company made improvements to its capital structure. The Company permanently retired $50 million of its then-outstanding debt of $175 million. At that time the Company refinanced the remaining balance of $125 million at substantially lower interest rates. Subsequently, in June 2004, the Company refinanced its debt and further reduced its interest rate by issuing $125 million aggregate principal amount of 3.25% Convertible Subordinated Debentures due 2024.

Recent Developments

As a result of allegations of improprieties made during 2003 and 2004, the Company's independent registered public accounting firm advised the Company and the Audit Committee of the Board of Directors that additional procedures should be performed related to the allegations. These additional procedures were required due to Statement of Auditing Standards No. 99, *Consideration of Fraud in a Financial Statement Audit,* ("SAS No. 99") that became effective for periods beginning on or after December 15, 2002. Due to the volume and, in some cases, vague nature of many of the allegations, the scope of the additional procedures was broad and extensive. The additional procedures included the review of certain of the Company's revenues, expenses, assets and liabilities accounts for the years 2001 through 2003. Certain financial items were identified during the additional procedures that warranted the Company's further review. The Company reviewed these items and determined that it was appropriate to restate certain prior period financial statements. The restatements affected the financial statements for the years ended December 31, 2002, and 2001 and for the nine months ended September 30, 2003. The net result of these restatements was an increase in net income of approximately $2.1 million for the years 2001 and 2002, and for the nine months ended September 30, 2003.

The Company recorded costs related to the additional procedures totaling approximately $6.3 million during 2004, and included these costs in other expenses in the Company's Consolidated Statements of Income. In segment reporting, these expenses are classified in the Corporate segment.

During May 2004, the Company reached a settlement with its former insurance carrier, certain underwriters at Lloyd's of London (collectively "Lloyd's"). The Company was in litigation with Lloyd's after its attempt in May 2002 to rescind certain errors and omissions ("E&O") policies and directors and officers and company reimbursement ("D&O") policies that it had issued to the Company for the period

December 31, 1998, to June 30, 2002. In the settlement, as amended, Lloyd's agreed to pay the Company $16.2 million in cash by July 9, 2004. Lloyd's also agreed to defend, settle or otherwise resolve at their expense the two remaining pending claims under the E&O policies. In exchange, the Company provided Lloyd's with a full release of all E&O and D&O policies. In July 2004, pursuant to the settlement, as amended, Lloyd's paid the Company $16.2 million in cash. As of the payment date, the Company had an approximately $14.7 million receivable from Lloyd's and recognized a gain of approximately $1.5 million on the settlement in the year ended December 31, 2004.

On June 30, 2004, the Company issued $125 million aggregate principal amount of 3.25% Convertible Subordinated Debentures due 2024 (the "Debentures") to qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933, as amended. As originally issued, the Debentures were convertible into shares of the Company's Common Stock at an initial conversion rate of 56.0243 shares per $1,000 principal amount (a conversion price of approximately $17.85) once the Company's Common Stock share price reaches 130% of the conversion price, or a share price of approximately $23.20. In November 2004, the Company exercised its irrevocable option to pay the principal of Debentures submitted for conversion in cash. The Company used the proceeds from issuance of the Debentures, together with cash on hand, to retire the $118.8 million then outstanding under the Term Loan B as well as to repurchase, for approximately $25 million, an aggregate of approximately 2.0 million shares of the Company's outstanding Common Stock, at the market price of $12.57 per share, in negotiated transactions concurrently with the Debentures offering.

During the fourth quarter of 2004, the Company reviewed the valuation allowance on its deferred tax asset. The Company has historically had a full valuation allowance against its deferred tax asset due to the uncertainty regarding its ability to generate sufficient future taxable income prior to the expiration of its net operating loss carryforwards ("NOLs"). Upon completion of its review, the Company determined that it was more likely than not that a portion of the deferred tax asset would be realized in the foreseeable future. This determination was based upon its projection of taxable income for 2005 and 2006. As a result, the Company released approximately $28.1 million of the allowance resulting in a non-cash income tax benefit that was recorded in the three months ended December 31, 2004. The Company will continue to assess the potential realization of the remaining deferred tax asset, and will adjust the valuation reserve in future periods as appropriate.

During the latter part of 2004, the Company initiated a project to enhance its physician claims clearinghouse functionality. The Company expects that the improved platform will provide efficiencies and competitive advantages for its Physician Services division. During 2005, the Company expects to incur approximately $5 million in capital expenditures and capitalized software development costs and approximately $2 million in expenses, including amortization expense of approximately $1 million, related to the physician claims clearinghouse enhancement. The total cash flow use is expected to be approximately $6 million during 2005. The enhancement is expected to be completed by the end of 2005.

On March 9, 2005, the Company announced that the Board has authorized the repurchase of up to 1 million shares of its outstanding common stock. Under the share repurchase program, the Company may repurchase shares from time to time at management's discretion in the open market, by block purchase, in privately negotiated transactions or as otherwise allowed by securities laws and regulations. Any shares repurchased will be placed into treasury to be used for general corporate purposes. The actual number and timing of shares to be repurchased will depend on market conditions and certain SEC rules. Repurchases may be discontinued at any time.

Description of Business by Industry Segment

The following description of the Company's business by industry segment should be read in conjunction with Note 19 of Notes to Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

Business Management Outsourced Services for Physicians

Approximately 225,000 U.S.-based hospital-affiliated physicians represent the Company's target market for business management outsourced services. The target market consists of large physician groups — typically 10 or more physicians depending upon the specialty — and represents an estimated market opportunity of approximately $7 billion. The Company estimates that approximately 20% to 30% of the physicians in the target market currently outsource their business management needs, with the remainder of physicians performing these services in house. The Company's Physician Services division is the largest provider of comprehensive business management outsourcing services to the U.S. hospital-based physician market, supporting approximately 1,100 groups in 42 states. The business of providing integrated business management outsourcing services is highly competitive. The division competes with regional and local billing companies as well as physician groups performing these services in house. Competition among outsourcing companies is based upon the relationship with the client or prospective client, the efficiency and effectiveness of converting medical services to cash while minimizing compliance risk, the ability to provide proactive practice management services and, to the extent that service offerings are comparable, price. The Company believes there is a trend toward outsourcing among physician groups performing these revenue cycle management services in house due to the complexity of reimbursement regulations and the financial pressures physician groups face.

ASP-based Physician Practice Management Systems

Representing less than 5% of the revenue of the Physician Services division, the Company's ASP-based PPM solution is targeted at office-based physicians and physician groups in the United States, and is the largest PPM solution delivered via ASP in the nation serving approximately 3,000 physicians. Today, the solution is regionally focused, mostly in the upper Midwest. The PPM market is highly competitive with large national competitors as well as small regionally or locally focused competition.

Revenue Cycle Management Solutions for Hospitals

The market for hospital revenue cycle management solutions ranges from providing technology tools that allow a hospital's central billing office ("CBO") to more effectively manage its cash flow to full or partial outsourced solutions. Technology tools include electronic transactions, such as claims processing, that can be delivered via the Web or through dedicated electronic data interfaces as well as license-based solutions, such as automated cash posting solutions, that are deployed at the CBO. The Company's Hospital Services division has the third largest electronic clearinghouse (based on Company market research) in the healthcare industry and processes approximately 320 million transactions for hospitals and physicians on an annual basis. The clearinghouse supports more than 1,400 governmental and commercial payer connections in 48 states. The Company's revenue cycle management solutions are currently in approximately 400 hospitals in the United States. Competition in the revenue cycle management market is based on providing solutions that enable hospitals to improve their cash flow. Competitors include traditional electronic data interface companies, Internet healthcare companies, outsourcing companies and specialized software vendors.

Resource Management Solutions for Hospitals

The market for resource management solutions for hospitals focuses on license-based and Internet solutions to help hospitals efficiently and effectively manage their costs. The Company's resource management business focuses on the areas of staff and patient scheduling. The Company provides staff and patient scheduling solutions to approximately 1,600 hospitals, primarily in the United States. The Company's Hospital Services division has the market-leading staff scheduling solution and a market-leading patient scheduling solution. Competition in this market segment is based on enabling a hospital to decrease costs by improving the utilization of its personnel and facilities. The Company competes against national software vendors, specialized software vendors and Internet healthcare companies.

Results by Industry Segment

Information relating to the Company's industry segments, including revenue, segment operating expenses, segment operating income and identifiable assets attributable to each division for each of the fiscal years ended 2004, 2003 and 2002 and as of December 31, 2004, and 2003, is presented in Note 19 of Notes to Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

Healthcare Industry

Trends in the United States healthcare industry affect Per-Se's business. As healthcare expenditures have become a larger percentage of the gross domestic product, increasing focus has been placed on the administrative costs and burdens associated with the delivery of care. As a result, payers have sought to control costs by changing from the traditional fee-for-service reimbursement model to managed care, fixed fee and capitation arrangements. These reimbursement models, coupled with extensive regulatory control and government healthcare fraud and abuse initiatives, have resulted in a significantly more complex accounting, coding, billing and collection environment. Such industry changes create a more positive market for solutions that reduce a healthcare provider's administrative burdens, help ensure compliance in the complex regulatory environment and minimize medical coding and billing errors, while improving reimbursement and reducing costs.

Both governmental and private payers continue to restrict payments for healthcare services, using measures such as payment bundling, medical necessity edits and post-payment audits. These measures may decrease revenue to the Company's provider clients and consequently decrease revenue derived by the Company from such clients, as well as increase the cost of providing services.

The healthcare industry continues to focus on the impact that regulations governing standards for electronic transactions, privacy and information security issued under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") have on operations and information technology systems. HIPAA was designed to reduce administrative waste in healthcare and protect the privacy and security of patients' health information. HIPAA regulations identify and impose standards for all aspects of handling patient health information. These regulations, which are described in more detail below under the subheading "Regulation," may require the Company to enhance its internal systems and software applications sold, but HIPAA may also create an increased demand for the Company's services and solutions. While the Company has incurred and will continue to incur costs to comply with HIPAA, management believes these compliance costs will not have a material impact on the Company's results of operations.

Regulation

Per-Se's business is subject to numerous federal and state laws, programs to combat healthcare fraud and abuse, and increasing restrictions on reimbursement for healthcare services. Each of the major federal healthcare payment programs (Medicare, Medicaid and TRICARE) has its own set of complex and sometimes conflicting regulations. The Balanced Budget Act of 1997 and HIPAA have mandated additional regulations, and many states have passed legislation addressing billing and payment for healthcare services.

The federal government is making significant efforts to detect and eliminate healthcare fraud and abuse, particularly through its enforcement of the False Claims Act, the Medicare and Medicaid Patient and Program Protection Act of 1987 and HIPAA, all of which provide the federal government with the authority to impose both civil and criminal sanctions and penalties for submission of false claims to governmental payers. The federal government may impose civil monetary penalties up to $50,000 per offense as well as exclude a provider from participation in Medicare and other governmental healthcare programs. In addition, the False Claims Act allows a private party to bring a "qui tam" or "whistleblower" suit alleging the filing of false or fraudulent Medicare or Medicaid claims and potentially share in damages and civil penalties paid to the government. The U.S. Centers for Medicare & Medicaid Services ("CMS") offers rewards for information leading to the recovery of Medicare funds, and CMS engages private contractors to detect and investigate fraudulent billing practices.

The Company's compliance program, which is modeled after the Office of Inspector General's Compliance Program Guidance for Third-Party Medical Billing Companies, is designed and maintained to detect and prevent regulatory violations. The Company believes its compliance program is effective; however, a compliance program cannot be expected to provide absolute compliance with the law. The existence of an effective compliance program may, nevertheless, mitigate civil and criminal sanctions for certain healthcare-related offenses.

Under HIPAA, the federal government published final rules regarding the standards for electronic transactions as well as standards for privacy and security of individually identifiable health information. These rules set new or higher standards for the healthcare industry in handling healthcare transactions and information, with penalties for noncompliance.

The HIPAA rules regarding standards for electronic transactions require healthcare providers, healthcare clearinghouses and health plans that send or receive healthcare transaction data electronically to use standard data formats. The compliance deadline for standard electronic transactions was October 16, 2002, which was later extended to October 16, 2003, by filing a compliance extension plan. In September 2003, CMS issued transitional guidance that allowed noncompliant electronic transactions after the October 2003 compliance deadline. The industry continues to work toward compliance. The Company has modified the operations of its subsidiaries that are engaged in the electronic transmission of such data substantially to comply with HIPAA's electronic transaction standards.

The HIPAA rules regarding privacy of patient health information require organizations that handle such information to establish safeguards regarding access, use and disclosure, and to restrict how other entities use that information. The privacy rules had a compliance deadline of April 14, 2003, and the Company implemented policies and procedures and other processes (e.g., Company-wide privacy training) before the deadline. The Company believes that its operations are in compliance with the privacy rule requirements. Although the HIPAA privacy rules do not provide a private right of action for individuals, individuals could bring a privacy action under applicable state law for misuse or improper disclosure of their health information.

The HIPAA rules regarding the security of medical information became final on February 20, 2003. Under these rules, health insurers, certain healthcare providers and healthcare clearinghouses must establish procedures and mechanisms to protect the confidentiality, integrity and availability of electronic protected health information. These rules have a compliance deadline of April 20, 2005. Management believes that the costs of compliance with the HIPAA security rules will not materially impact the Company's results of operations.

Employees

The Company currently employs approximately 4,800 full-time and part-time employees. The Company has no labor union contracts and believes relations with its employees are satisfactory.

Forward-Looking Statements

Certain statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this report, including certain statements set forth under the captions "Recent Developments," "Description of Business by Industry Segment," "Healthcare Industry," "Regulation," "Employees," "Legal Proceedings," "Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities," "Recent Accounting Pronouncements," "Overview of Critical Accounting Policies," "Other," "Results of Operations," "Liquidity and Capital Resources," "Interest Rate Sensitivity," "Exchange Rate Sensitivity," "Controls and Procedures," "Summary of Significant Accounting Policies," "Discontinued Operations," "Long-term Debt," and "Legal Matters" are "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Forward-looking statements include the Company's expectations with respect to meritorious defenses to the claims and other issues asserted in pending legal matters, industry growth segments, effect of industry and regulatory changes on the Company's customer base, the state of employee relations, use of estimates for revenue recognition, bad debt accruals in reserve for doubtful accounts receivable and other estimates used for accounting purposes, effect of adoption of recent accounting pronouncements, timing of arbitration, overall profitability, the availability of capital and other similar matters. Although the Company believes that the statements it has made are based on reasonable assumptions, they are based on current information and beliefs and, accordingly, the Company can give no assurance that its expectations will be achieved. In addition, these statements are subject to factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These factors include, but are not limited to, factors identified under the caption "Factors That May Affect Future Results of Operations, Financial Condition or Business" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7. The Company disclaims any responsibility to update any forward-looking statements.

Item 2. ***Properties***

The Company's principal executive office is leased and is located in Alpharetta, Georgia. The lease for that office expires in June 2014.

Physician Services

Physician Services' principal office is leased and is located in the Company's principal executive office. In addition to its principal office, Physician Services operates 71 business offices throughout the United States. One of the facilities is owned. All of the remaining facilities are leased with various expiration dates through June 2011.

Hospital Services

Hospital Services' principal office is leased and is located in the Company's principal executive office. In addition to its principal office, Hospital Services operates 8 offices in the United States and one in the United Kingdom. These facilities are leased with various expiration dates through November 2006.

Item 3. ***Legal Proceedings***

The information required by this Item is included in Note 12 of Notes to Financial Statements in Item 8. Financial Statements and Supplementary Data on page F-23.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to security holders for a vote during the fourth quarter of 2004.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information regarding the executive officers of the Company:

Name	Age	Position	Year First Elected Officer
Philip M. Pead	52	Chairman, President, Chief Executive Officer and Director of the Company	1999
Chris E. Perkins	42	Executive Vice President and Chief Financial Officer of the Company	2001
Philip J. Jordan	57	Senior Vice President of the Company and the President of the Company's Hospital Services division	2003
Paul J. Quiner	45	Senior Vice President, General Counsel and Secretary of the Company	2001
Patrick J. Leonard	39	President, Specialty Services Operations, Physician Services division	2004
David F. Mason	47	President, Academic and Multi-Specialty Operations, Physician Services division	2004

Each of the above executive officers was elected by the Board of Directors to hold office until the next annual election of officers and until his successor is elected and qualified or until his earlier resignation or removal.

Philip M. Pead has served as the Chairman, President and Chief Executive Officer of the Company since May 2003. He was named President and Chief Executive Officer in November 2000. He has also been a member of Per-Se's Board of Directors since November 2000. From August 1999 to November 2000, Mr. Pead served as Executive Vice President and Chief Operating Officer of the Company. Mr. Pead joined the Company in April 1997 as a senior executive in the hospital software business and formed the Company's electronic transaction processing business segment in 1999. He served as President of the hospital software business from May 1997 until August 1999. From May 1996 to April 1997, Mr. Pead was employed by Dun & Bradstreet Software as a senior executive, with responsibility for international operations.

Chris E. Perkins has served as Executive Vice President and Chief Financial Officer of the Company since February 2001. From April 2000 to February 2001, Mr. Perkins served as Senior Vice President of Corporate Development. Prior to joining Per-Se in April 2000, Mr. Perkins held various executive management positions with AGCO Corporation. He was appointed as AGCO's Chief Financial Officer in January 1996, after serving as Vice President of Finance and Administration for the Europe, Africa and Middle East division, and in various roles within corporate development. In July 1998, Mr. Perkins was named Vice President of AGCO's parts division, a $500 million global business unit, for which he was responsible for all operations. Mr. Perkins also spent seven years in public accounting with Arthur Andersen LLP.

Philip J. Jordan has served as President of the Hospital Services division since August 2003. In this position, Mr. Jordan is responsible for the entire operations of the Hospital Services division. Prior to joining Per-Se in August 2003, Mr. Jordan led Kelvick Ltd., an investment and management consulting company that he founded. Previously, he was Chief Executive Officer of SmartStream Technologies Ltd., a company specializing in "straight through processing" solutions for the banking industry. Mr. Jordan also has held positions at Geac Computers Ltd. overseeing its operations in Europe, Africa, Middle East and Latin America. He also has held various leadership positions with software and services companies that include Pilot Executive Software, TECS Ltd., and Comshare Computers Ltd.

Paul J. Quiner has served as Senior Vice President, General Counsel and Secretary of the Company since May 2001. Prior to joining the Company, Mr. Quiner was a private investor from January 2000 to May 2001. He served as Senior Vice President, Mergers & Acquisitions of Coram Healthcare Corporation from July 1998 to December 1999. Prior to serving in that position, he had six years of experience in Coram's legal department, including service from March 1995 to July 1998 as Senior Vice President and General Counsel. Prior to joining Coram, Mr. Quiner was a partner in the Atlanta/New York/ Washington, D.C. law firm of Alston & Bird LLP, where he specialized in healthcare, medical malpractice defense, media and general corporate litigation.

Patrick J. Leonard has served as President, Specialty Services Operations for the Physician Services division since March 2005. From April 2004 to March 2005, Mr. Leonard served as Senior Vice President, Specialty Services Operations for the Physician Services division. In these positions, Mr. Leonard is responsible for the entire operations of the Anesthesia, Emergency Medicine, Pathology and Radiology specialty businesses. From June 2002 to April 2004, Mr. Leonard served as the division's Senior Vice President, Radiology Operations, with responsibility for the entire operations of the Radiology specialty. From June 2000 to June 2002, Mr. Leonard was responsible for the division's Central Radiology operation. Prior to June 2002, Mr. Leonard held various operations and account management positions with Per-Se. Before joining Per-Se in 1994, Mr. Leonard was employed by Rockwell International as a consultant and spent four years in public accounting with Deloitte & Touche LLP.

David F. Mason has served as President, Academic and Multi-Specialty Operations for the Physician Services division since March 2005. From February 2004 to March 2005, Mr. Mason served as Senior Vice President, Academic and Multi-Specialty Operations for the Physician Services division. In these positions, Mr. Mason is responsible for the entire operations of the Academic and Multi-Specialty Group specialty business. From October 2000 to February 2004, Mr. Mason served as Senior Vice President, Account Management for the Physician Services division. In this position, Mr. Mason was responsible for client retention and cross-specialty initiatives. Prior to joining Per-Se in October 2000, Mr. Mason served as the Chief Executive Officer and Executive Director of Optimum Physician Services, a privately-held physician management company. Mr. Mason also held various practice management and administration positions with the Georgetown University Hospital and Georgia's Northside Hospital systems.

PART II

Item 5. ***Market for Registrant's Common Equity and Related Stockholder Matters***

The Company's Common Stock is traded on the Nasdaq National Market under the symbol "PSTI."

The prices in the table below represent the high and low sales price for the Common Stock as reported on Nasdaq for the periods presented. Such prices are based on inter-dealer bid and asked prices without markup, markdown or commissions and may not represent actual transactions.

Year ended December 31, 2004	High	Low
First Quarter	$18.26	$10.68
Second Quarter	14.90	8.10
Third Quarter	15.10	11.47
Fourth Quarter	16.35	12.89
Year ended December 31, 2003	**High**	**Low**
First Quarter	$ 9.07	$ 5.75
Second Quarter	11.74	7.78
Third Quarter	16.58	10.65
Fourth Quarter	17.25	11.64

The last reported sales price of the Common Stock as reported on Nasdaq on March 7, 2005, was $16.06 per share. As of March 7, 2005, the Company's Common Stock was held by 3,338 stockholders of record.

Per-Se has never paid cash dividends on its Common Stock. The Credit Agreement entered into on September 11, 2003, as amended, contains restrictions on the Company's ability to pay dividends (see Note 10 of Notes to Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data for more information).

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about Common Stock that may be issued under all of the Company's existing compensation plans as of December 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise prices of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity Compensation Plans Approved by Stockholders	350,658(1)	$10.39	148,543
	3,841,311(2)	$ 8.54	376,132
	n/a	n/a	458,376(3)
Equity Compensation Plans Not Approved by Stockholders	2,316,524(4)	$ 9.83	423,436
	75,654(5)	$12.55	—
Total	6,584,147	$ 9.16	1,406,487(6)

(1) Amended and Restated Per-Se Technologies, Inc. Non-Employee Director Stock Option Plan (the "Director Stock Option Plan"). The Director Stock Option Plan, which was approved by the

Company's stockholders on May 8, 2003, provides stock options for non-employees who serve on the Company's Board of Directors.

(2) Second Amended and Restated Per-Se Technologies, Inc. Stock Option Plan, as amended (the "Executive Stock Option Plan"). The Executive Stock Option Plan, which was approved by the Company's stockholders on May 4, 2000, provides options to purchase Common Stock to employees of the Company who are executive-level employees on the date of grant.

(3) Per-Se Technologies, Inc. Deferred Stock Unit Plan (the "Deferred Stock Unit Plan"). The Deferred Stock Unit Plan, which was approved by the Company's stockholders on May 2, 2002, is a deferred compensation plan under which directors and selected key employees may elect to defer compensation in the form of deferred stock units that are payable in shares of Common Stock at a future date. Pursuant to its terms, shares distributed under the Deferred Stock Unit Plan must be shares that were previously issued and reacquired by the Company, and are not original issue shares.

(4) Per-Se Technologies, Inc. Non-Qualified Stock Option Plan for Non-Executive Employees, as amended (the "Non-Executive Stock Option Plan"). The Non-Executive Stock Option Plan provides options to purchase Common Stock to employees of the Company who are not executive-level employees on the date of grant. Options granted under the Non-Executive Stock Option Plan generally vest over a three to five-year period, and expire 11 years after the date of grant.

(5) Per-Se Technologies, Inc. Non-Qualified Stock Option Plan for Employees of Acquired Companies, as amended (the "Acquired Companies Stock Option Plan"). The Acquired Companies Stock Option Plan provides options to purchase Common Stock to employees of the Company who were immediately prior to an acquisition employed by the business that was the subject of such acquisition. Options granted under the Acquired Companies Stock Option Plan generally vest over a three to five-year period, and expire 11 years after the date of grant.

Item 6. ***Selected Financial Data***

The following table sets forth selected consolidated financial information for Per-Se for and as of each of the five fiscal years in the period ended December 31, 2004.

	Year Ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
	(in thousands, except per share data)				
STATEMENTS OF OPERATIONS DATA					
Revenue	$352,791	$335,169	$325,564	$305,822	$291,561
Operating income (loss)	28,934	36,508	29,888	10,957	(6,887)
Interest expense	6,825	14,646	18,069	18,009	18,238
Interest income	(525)	(297)	(471)	(1,121)	(3,728)
Loss on extinguishment of debt	5,896	6,255	—	—	—
Income tax (benefit) expense	(28,101) (1)	27	800	343	(733)
Income (loss) from continuing operations	44,839	15,877	11,490	(6,274)	(20,664)
Net income (loss) (2)	48,158	11,989	8,989	(6,109) (3)	(48,202) (4)
Shares used in computing net income (loss) per common share — basic	30,843	30,594	30,061	29,915	29,852
Shares used in computing net income (loss) per common share — diluted	33,082	32,661	31,966	29,915	29,852

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(in thousands, except per share data)				
PER SHARE DATA					
Income (loss) from continuing operations — basic	$ 1.45	$ 0.52	$ 0.38	$ (0.21)	$ (0.69)
Net income (loss) per common share — basic	$ 1.56	$ 0.39	$ 0.30	$ (0.20)	$ (1.62)
Income (loss) from continuing operations — diluted	$ 1.36	$ 0.49	$ 0.36	$ (0.21)	$ (0.69)
Net income (loss) per common share — diluted	$ 1.46	$ 0.37	$ 0.28	$ (0.20)	$ (1.62)

	As of December 31,				
	2004	2003	2002	2001	2000
	(in thousands)				
BALANCE SHEET DATA					
Working capital	$ 53,703	$ 20,313	$ 20,602	$ 22,519	$ 22,885
Intangible assets	53,333	52,336	55,494	61,929	57,168
Total assets	202,691	172,084	210,586	203,220	214,128
Total debt	125,625	121,875	175,020	175,091	175,000
Stockholders' equity (deficit) (2)	12,975	(17,612)	(37,972)	(49,901)	(44,136) (4)

(1) Reflects the release of $28.1 million of the valuation allowance against the Company's deferred tax asset resulting in an income tax benefit that was recorded in the fourth quarter of 2004.

(2) Reflects the results from discontinued operations of $3.3 million, $(3.9) million, $(2.5) million, $0.2 million and $10.1 million for 2004, 2003, 2002, 2001 and 2000, respectively.

(3) Reflects expenses of $3.4 million related to a process improvement project.

(4) Reflects a $37.7 million cumulative effect of accounting change for the change in accounting for revenue pursuant to Staff Accounting Bulletin Number 101, *Revenue Recognition in Financial Statements,* and the corresponding increase in the Company's deferred tax valuation allowance.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements about events that have not yet occurred. All statements, trend analysis and other information contained below relating to markets, products and trends in revenue, as well as other statements including words such as "anticipates," "believes" or "expects" and statements in the future tense are forward-looking statements. These forward-looking statements are subject to business and economic risks, and actual events or the Company's actual future results could differ materially from those set forth in the forward-looking statements due to such risks and uncertainties. The Company disclaims any responsibility to update any forward-looking statement. Risks and uncertainties that may affect future results and performance include, but are not limited to, those discussed under the heading "Factors That May Affect Future Results of Operations, Financial Condition or Business" at pages 30 to 33 of this Annual Report on Form 10-K.

Performance Measurements Important to Management

The Company's management is focused on profitable revenue growth. The Company's business model is designed such that revenue is generally recurring in nature and cash flow generation is relatively consistent. Management follows certain key metrics in monitoring its performance. Such key metrics include, but are not limited to:

- net new business sold in the Physician Services division (defined by the Company as the annualized revenue value of new contracts signed in a period, less the annualized revenue value of terminated business in that same period);
- net backlog in the Physician Services division (defined by the Company as the annualized revenue related to new contracts signed with the business still to be implemented, less the annualized revenue related to existing contracts where discontinuance notification has been received);
- transaction volume in the Hospital Services division;
- new business sold in the Hospital Services division;
- sales pipelines and sales personnel productivity in both divisions;
- EBITDA (a non-Generally Accepted Accounting Principle ("GAAP") measure defined as earnings before interest, taxes, depreciation and amortization) and operating margins in both divisions;
- days in accounts receivable in both divisions;
- cash flow generated from operations; and
- free cash flow (a non-GAAP measure defined as net cash provided by continuing operations less investments in capitalized software development costs and capital expenditures and represents cash flow available for activities unrelated to operations, such as debt reduction).

The financial health of the Company is also dependent upon its capital structure. Management tracks its debt-to-EBITDA ratio and interest expense coverage ratio in monitoring the appropriateness of its capital structure.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123(R)"), which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"). SFAS No. 123(R) supersedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"), and amends SFAS No. 95, *Statement of Cash Flows*. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

SFAS 123(R) must be adopted no later than July 1, 2005. The Company expects to adopt SFAS No. 123(R) on July 1, 2005. When the Company adopts SFAS No. 123(R), it may elect the modified prospective method or the modified retrospective method. The Company has not yet determined which method it will elect upon adoption.

The Company currently accounts for share-based payments to employees using APB Opinion No. 25 and the intrinsic value method and, as a result, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)'s fair value method could have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall cash flow or financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. Had the Company adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in Note 1 of Notes to Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

In September 2004, the FASB Emerging Issues Task Force ("EITF") reached a tentative conclusion on Issue Number 04-08, *The Effect of Contingently Convertible Debt on Diluted Earnings per Share* ("EITF No. 04-08"). The EITF concluded that contingently convertible debt instruments should be included in diluted earnings per share computations regardless of whether the market price trigger has been met. The effective date is for periods ending after December 15, 2004. In November 2004, the Company exercised its irrevocable option to pay the principal of its contingently convertible debt, its 3.25% Convertible Subordinated Debentures due 2024, in cash and therefore, EITF No. 04-08 did not have any effect on the Company's Consolidated Statements of Income.

Overview of Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Critical accounting policies are those accounting policies that management believes are both most important to the portrayal of the Company's financial condition and results, and/or they require management's most difficult, subjective and/or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

The Company's revenue is derived from services and products delivered to the healthcare industry through its two operating divisions:

> *Physician Services* provides Connective Healthcare solutions that manage the revenue cycle for physician groups. The division provides outsourced revenue cycle management services that are targeted at hospital-affiliated and academic physician practices. Fees for these services are primarily based on a percentage of net collections on the Company's clients' accounts receivable. The division recognizes revenue and bills its customers when the customers receive payment on those accounts receivable. Contracts are typically multi-year in length and require no payment from the customer upon contract signing. Since this is an outsourced service delivered on the Company's proprietary technology, there are no license or maintenance fees to be paid by the physician group customers. The division also recognized approximately 4%, 5% and 5% of its revenue (or 3%, 3% and 4% of total Company revenue), on a monthly service fee and per-transaction basis from the physician practice management ("PPM") product line, for the years ended December 31, 2004, 2003 and 2002, respectively. An unbilled receivable is recorded when revenue is earned, but the customer has not been invoiced due to the terms of the contract. The Physician Services division does not rely, to any

material extent, on estimates in the recognition of revenue. Revenue is recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition* ("SAB No. 104").

Hospital Services provides Connective Healthcare solutions that improve revenue cycle and resource management for hospitals.

Revenue cycle management solutions primarily include services that allow a hospital's CBO to more effectively manage its cash flow. These services include electronic and paper transactions, such as claims processing, which can be delivered via the Web or through dedicated electronic data interfaces and high-speed print and mail services. Revenue related to these transactions is billed and recognized when the services are performed on a per-transaction basis. Contracts are typically multi-year in length. The division also recognizes revenue related to direct and indirect payments it receives from payers for the electronic transmission of transactions to the payers. The division recognizes revenue on these transactions at the time the electronic transactions are sent. Revenue is recognized on these transactions in accordance with SAB No. 104.

Resource management solutions include staff and patient scheduling software that enable hospitals to efficiently manage their resources, such as personnel and the operating room, to reduce costs and improve their bottom-line. The resource management software is sold as a one-time license fee plus implementation services and an annual maintenance fee. Contracts are typically structured to require a portion of the license fee and implementation services to be paid periodically throughout the installation process, including a portion due upon signing. For software contracts that require the division to make significant production, modification or customization changes, the division recognizes revenue for the license fee and implementation services using the percentage-of-completion method over the implementation period.

The division relies on estimates of work to be completed to determine the amount of revenue to be recognized on each contract. Because estimates of the extent of completion that differ from actual results could affect revenue, the division periodically reviews the estimated hours or days to complete major projects and compares these estimates to budgeted hours or days to support the revenue recognized on that project. Approximately 8%, 9% and 9% of the division's revenue (or 2%, 2% and 2% of total Company revenue) was determined using percentage-of-completion accounting for the years ended December 31, 2004, 2003 and 2002, respectively.

When the division receives payment prior to shipment or fulfillment of its significant obligations, the Company records such payments as deferred revenue and recognizes them as revenue upon shipment or fulfillment of significant vendor obligations. An unbilled receivable is recorded when the division recognizes revenue on the percentage-of-completion basis prior to achieving a contracted billing milestone. Additionally, an unbilled receivable is recorded when revenue is earned, but the customer has not been invoiced due to the terms of the contract. For minor add-on software license sales where no significant customization remains outstanding, the fee is fixed, an agreement exists and collectibility is probable, the division recognizes revenue upon shipment. For software maintenance payments received in advance, the division defers and recognizes as revenue these payments ratably over the term of the maintenance agreement, which is typically one year. Revenue recognized on the percentage-of-completion basis is done so in accordance with AICPA Statement of Position ("SOP") 81-1, *Accounting for Performance of Construction Type and Certain Production Type Contracts.* Revenue recognized upon software shipment is done so in accordance with Statement of Position 97-2, *Software Revenue Recognition* ("SOP 97-2").

For arrangements that include one or more elements, or multiple-element arrangements, to be delivered at a future date, revenue is recognized in accordance with SOP 97-2 as amended by SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions.* SOP 97-2, as amended, requires the Company to allocate revenue to each element in a multiple-element arrangement based on the element's respective vendor-specific objective evidence, or VSOE, of fair value. Where VSOE does not exist for all delivered elements (typically software license fees) revenue from multiple-element arrangements is recognized using the residual method. Under the residual method, if VSOE of the fair value of the undelivered elements exists, the Company defers revenue recognition of the fair value of the undelivered elements. The remaining portion of the arrangement fee is then recognized either by using the percentage-of-completion method if significant production, modification or customization is required or upon delivery, assuming all other conditions for revenue recognition have been satisfied. VSOE of fair value of maintenance services is based upon the amount charged for maintenance when purchased separately, which is the renewal rate. Maintenance services are typically stated separately in an arrangement. VSOE of fair value of professional services (i.e. implementation and consulting services not essential to the functionality of the software) is based upon the price charged when professional services are sold separately and is based on an hourly rate for professional services.

Amortization and Valuation of Intangibles

Amortization of intangible assets includes the amortization of client lists, developed technology and software development costs. The Company relies on estimates of the useful lives and net realizable value, as appropriate, of these assets on which to base its amortization. The Company bases these estimates on historical experiences, market conditions, expected future revenues and maintenance costs and the products or services provided. The Company periodically evaluates whether to revise estimates of the remaining useful lives of the intangible. Additionally the Company evaluates whether any changes would render its intangibles impaired or indicate that an asset has a different useful life. Conditions that may indicate an impairment include an economic downturn or change in future operations. In the event such a condition exists, the Company performs an assessment using a variety of methodologies, including cash flow analysis, estimates of sales proceeds and independent appraisals. Where applicable, the estimate uses an appropriate interest rate based on appropriate discount rates.

Goodwill — Goodwill represents the excess of the cost of businesses acquired and the value of their workforce in the Physician Services division in 1995 and the Hospital Services division from 1995 to 2001, over the fair market value of their identifiable net assets. As a result of the Company's reorganization in July 2003, the Company transferred the estimated fair value of the goodwill associated with the PPM assets to the Physician Services division from the Hospital Services division. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"), the Company no longer amortizes goodwill but reviews it annually for impairment.

Trademarks — Trademarks represent the value of the trademarks acquired in the Hospital Services division from 2000 to 2001. The Company expects the trademarks to contribute to cash flows indefinitely and therefore deems the trademarks to have indefinite useful lives. In accordance with SFAS No. 142, the Company no longer amortizes trademarks but reviews them annually for impairment.

SFAS No. 142 requires companies with goodwill and indefinite lived intangible assets to complete a periodic review and impairment test of its goodwill and indefinite lived intangible assets. The Company performed its periodic review of its goodwill and other indefinite lived intangible assets for impairment as of December 31, 2004, and did not identify an asset impairment as a result of the review. The Company's periodic review of its goodwill and other indefinite lived intangible assets were based upon a discounted future cash flow analysis that included revenue and cost estimates, market growth rates and appropriate discount rates. The Company will continue to test its goodwill and other indefinite lived intangible assets annually for impairment as of December 31.

Client Lists — Client lists represent the value of clients acquired in the Physician Services division from 1992 to 1996 and the Hospital Services division from 1995 to 2004. The Company amortizes client lists using the straight-line method over their estimated useful lives, which range from five to ten years.

Developed Technology — Developed technology represents the value of the systems acquired in the Hospital Services division from 2000 to 2001. The Company amortizes these intangible assets using the straight-line method over their estimated useful lives of five years.

Software Development Costs — Software development includes costs incurred in the development or the enhancement of software in the Physician Services and Hospital Services divisions for resale or internal use.

Software development costs related to external use software are capitalized upon the establishment of technological feasibility for each product and capitalization ceases when the product or process is available for general release to customers. Technological feasibility is established when all planning, designing, coding and testing activities required to meet a product's design specifications are complete. The Company amortizes external use software development costs over the greater of the ratio that current revenues bear to total and anticipated future revenues for the applicable product or straight-line method over the estimated economic lives of the assets, which are generally three to five years. The Company monitors the net realizable value of all capitalized external use software development costs to ensure that it can recover the investment through margins from future sales.

Software development costs related to internal use software are capitalized after the preliminary project stage is complete, when management with the relevant authority authorizes and commits to the funding of the software project, when it is probable that the project will be completed, and the software will be used to perform the function intended. Capitalization ceases no later than the point at which the project is substantially complete and ready for its intended use. The Company expenses software development costs related to internal use software as incurred during the planning and post-implementation phases of development. Internal-use software is amortized on a straight-line basis over its estimated useful life, generally five years.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN No. 45"). FIN No. 45 requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. FIN No. 45 also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. FIN No. 45 does not have a material effect on the Company's consolidated financial statements for the year ended December 31, 2004. Certain of the Company's sales agreements contain infringement indemnity provisions that are covered by FIN No. 45. Under these sales agreements, the Company agrees to defend and indemnify a customer in connection with infringement claims made by third parties with respect to the customer's authorized use of the Company's products and services. The indemnity obligations contained in sales agreements generally have no specified expiration date and generally limit the award to the amount of fees paid. The Company has not previously incurred costs to settle claims or pay awards under these indemnification obligations. Also, the Company maintains membership in a group captive insurance company for its workers compensation insurance. The member companies agree to jointly insure the group's liability risks up to a certain threshold. As a member, the Company guarantees to pay an assessment, if an assessment becomes due, as a result of insured losses by its members. This guarantee will never exceed a percentage of the Company's loss funds (an amount that is based on the Company's insured five-year loss history). Based on the Company's historical experience, the Company does not anticipate such an assessment, however, the Company has issued letters of credit to the group captive insurance company. At December 31, 2004 and 2003, the Company had outstanding letters of credit to the group captive insurance company amounting to approximately $1.5 million and $0.9 million, respectively. As a result, the Company's estimated fair value of the infringement indemnity provision obligations and the captive insurance guarantee is nominal.

Lloyd's Receivable

On May 10, 2004, the Company reached a settlement with its former insurance carrier, certain underwriters at Lloyd's of London (collectively "Lloyd's"). The Company was in litigation with Lloyd's after its attempt in May 2002 to rescind certain errors and omissions ("E&O") policies and directors and officers and company reimbursement ("D&O") policies that it had issued to the Company from the period

December 31, 1998, to June 30, 2002. On July 7, 2004, pursuant to the settlement, as amended, Lloyd's paid the Company $16.2 million in cash. As of the payment date, the Company had an approximately $14.7 million receivable from Lloyd's and recognized a gain of approximately $1.5 million on the settlement in the year ended December 31, 2004.

Other

Additionally, the Company does not have:

— Material exposure to foreign exchange fluctuations

— Any derivative financial instruments

— Any material off-balance sheet arrangements other than its operating leases disclosed in Notes 10 and 11 of Notes to Financial Statements in Item 8. Financial Statements and Supplementary Data and certain vendor financing arrangements in the ordinary course of business or

— Any material related party transactions

General Overview

Management believes the key elements for assessing the Company's performance are the ability to generate stable and improving operating profit margins on existing business, and to generate similar or better operating profit margins on new business. An additional element is the ability to generate positive cash flow from continuing operations. In assessing the Company's performance, adjustments are made for items the Company considers to be atypical, such as those noted below, to help ensure the analysis is performed on a consistent, comparable basis from period to period.

The Company's business is focused on the U.S. healthcare industry, specifically on the administrative functions of healthcare providers. The healthcare industry is generally not impacted by wider trends in the U.S. economy. The Company's revenue may be impacted by payer reimbursement rates for physicians, but typically the mix of rate increases or decreases for the different physician specialties the Company supports results in a typically nominal impact on Physician Services division as well as consolidated results, as was the case during 2004. The Hospital Services division may be impacted by the overall hospital-spending environment, but as revenue for the division's services and products are generated by either transaction-based fees or supported by the maintenance fees from its substantial installed base, versus software license and implementation fees, division or consolidated results are not typically materially impacted. During 2004, the healthcare industry continued to work towards compliance with the HIPAA standards for electronic transactions. The Company incurred expenses during 2003 and 2004 as it worked towards compliance but these expenses did not materially impact operating income. The Hospital Services division did experience a reduction in the sales of certain revenue cycle management products as hospitals worked towards compliance and delayed purchases. However, sales of the remainder of the division's products compensated for this slow down, resulting in revenue growth and operating margins that were in line with management's expectations.

Consolidated revenue for the year ended December 31, 2004, increased as compared to the same period of 2003, but consolidated operating expenses increased at a higher rate, resulting in a decline in consolidated operating margin from 10.9% in 2003 to 8.2% in 2004. However, there were several atypical items that contributed to the increased operating expenses in 2004. In particular, the Company incurred expenses of approximately $6.3 million in 2004 related to the additional procedures as part of the year-end 2003 audit. The Company also incurred approximately $1.9 million of expenses related to the initiative to comply with the requirements of Section 404(a) of the Sarbanes-Oxley Act, which were not in the 2003 results, as well as approximately $1.0 million in expenses associated with the relocation of the Company's corporate office in July 2004. All three of these items were classified in the Corporate segment. Consolidated operating margins were also negatively impacted by the deferral and delay of revenue in the Physician Services division. Specifically, the division deferred approximately $0.8 million in revenue related to a large contract for which the division has performance targets as well as the delay of approximately

$1.5 million in revenue related to a technical problem in transmitting electronic claims to payers. The $0.8 million in revenue was deferred in 2004, and all expenses related to the contract were recorded during 2004. The $1.5 million in revenue was delayed during the fourth quarter, and is expected to be recognized during the first quarter of 2005. All expenses related to generating the claims were recorded in the fourth quarter. Partially offsetting these negative items was a gain of $1.5 million that the Company recognized in the third quarter of 2004 in conjunction with a settlement with its former insurance underwriters, Lloyd's of London, which was recorded in the Corporate segment.

The Company has improved its capital structure over the past two years, evidenced by decreased interest expense. Interest expense decreased approximately $3.4 million, or 19%, from 2002 to 2003 due to a debt refinancing undertaken in September 2003, which lowered the Company's interest rate from a fixed 9.50% to a LIBOR plus 4.25% rate (approximately 5.39% at the time of the refinancing). Interest expense for 2004 decreased approximately $7.8 million, or 53%, compared to 2003, also due to a reduction in the Company's effective interest rate. This reduction resulted from the debt refinancing undertaken in September 2003 combined with another refinancing in June 2004, which further lowered the Company's interest rate to a fixed 3.25%. The Company incurred expenses of approximately $6.3 million related to the September 2003 refinancing and approximately $5.9 million related to the June 2004 refinancing. The Company believes these refinancings, which improved its borrowing rate, earnings and cash flow generation, were important steps in effectively managing its capital structure.

In addition, the business continues to generate positive cash flow from continuing operations, with an increase of approximately 72% in 2004 as compared to 2003. This increase included the atypical cash flow items of $16.2 million cash received on the Lloyd's of London settlement and the $6.3 million cash spent on the additional procedures. Cash flow from continuing operations was $28.5 million for the year ended December 31, 2003, which was an increase of 23% over the Company's performance in 2002.

Results of Operations

This discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying notes.

Years ended December 31, 2004 and 2003

Revenue. Revenue classified by the Company's reportable segments ("divisions") is as follows:

	Year Ended December 31,	
	2004	2003
	(in thousands)	
Physician Services	$260,473	$251,251
Hospital Services	105,923	97,240
Eliminations	(13,605)	(13,322)
	$352,791	$335,169

Revenue for the Physician Services division increased approximately 4% in 2004 compared to 2003. The revenue increase is due to the implementation of net new business sold during the first six months of 2004 as well as prior periods. Net new business sold includes the annualized revenue value of new contracts signed in a period, less the annualized revenue value of terminated business in that same period. Pricing for the division's services during 2004 was consistent with the prior year.

For the year ended December 31, 2004, the Company deferred approximately $0.8 million in revenue related to a large contract signed in 2004. The revenue deferral was required because the interim measurement periods specified in the contract do not coincide with the Company's quarterly reporting periods. As a result, a portion of the fees the Company received under this contract were subject to an interim performance target for a fiscal quarter ending after December 31, 2004, and consequently, were not considered fixed and determinable for revenue recognition purposes at the end of the year. All expenses incurred by the Company related to the contract for the year ended December 31, 2004, were recorded during the year.

During December 2004, the Company experienced a technical problem in its physician claims clearinghouse that resulted in a delay in transmitting electronic claims to payers for its Physician Services division. The technical problem has been resolved. However, the delay in transmitting claims adversely impacted the timing of reimbursement from payers, and reduced revenue recognized by the Physician Services division during the quarter ended December 31, 2004, by approximately $1.5 million. The Company expects to recognize this revenue during the first quarter of 2005.

The division had a positive net backlog of approximately $5 million as of December 31, 2004, compared to a negative net backlog of approximately $2 million at December 31, 2003. The Company focuses on maintaining a positive net backlog and believes it is a useful indicator of future revenue growth.

Revenue for the Hospital Services division increased approximately 9% in 2004 compared to 2003. Pricing for the division's products and services in 2004 was consistent with the prior year. Revenue growth in the division was positively impacted by an increase in resource management revenue of approximately 8%, which was equally attributable to the implementation of new business sold as well as previously unbilled maintenance for certain resource management software customers for which revenue was recognized upon receipt of payment. Revenue growth was also positively impacted by an increase in revenue cycle management revenue of approximately 9%. This growth is evidenced by the medical transaction volume increase of approximately 14% for the period over 2003. The increase in revenue for revenue cycle management services and the medical transaction volume increase primarily resulted from new business sold during the second quarter of 2004. Transaction volume growth and revenue growth can differ due to the mix of services and products sold by the division. The Company believes transaction volume is a useful indicator of future revenue growth as business is implemented into the division's recurring revenue model.

The Hospital Services division revenue includes intersegment revenue for services provided to the Physician Services division, which is shown as Eliminations to reconcile to total consolidated revenue.

Segment Operating Income. Segment operating income is revenue less cost of services, selling, general and administrative expenses and other expenses. Segment operating income, classified by the Company's divisions, is as follows:

	Year Ended December 31,	
	2004	2003
	(in thousands)	
Physician Services	$ 27,566	$ 29,356
Hospital Services	23,323	22,569
Corporate	(21,955)	(15,417)
	$ 28,934	$ 36,508

Physicians Services' segment operating income decreased 6% in 2004 over 2003, resulting in an operating margin of approximately 10.6% versus approximately 11.7% in the prior year. Margins for the current year period were negatively impacted by costs associated with the implementation of approximately $16 million of net new business sold during the first nine months of 2004, compared to net new business sold of $5 million in the first nine months of 2003. Because the division recognizes revenue on a percentage of cash collections, costs are typically incurred in the first three months of implementing a contract before revenue is recognized. The operating margin for the current year was negatively impacted by the deferral of approximately $0.8 million of revenue, as well as the delay of approximately $1.5 million of revenue, as previously mentioned, as all related expenses were recorded during 2004.

Hospital Services' segment operating income increased approximately 3% in 2004 over 2003, and operating margins were approximately 22.0% versus approximately 23.2% in the prior year. The operating margin decline can be attributed to a large print and mail customer contract, signed in the second quarter of 2004, which was profitable for 2004 but below the normal profitability level for print and mail contracts, which negatively impacted margins by approximately 1.4% in 2004. As part of the transaction in signing the customer, the Company acquired substantially all of the production assets and personnel of the customer's hospital and physician patient statement and paper claims print and mail business. The division will consolidate this operation into its existing print and mail facility located in Lawrenceville, Georgia during the first half of 2005, which is expected to improve margins for this contract. The operating margin decline was partially offset by unbilled maintenance revenue for certain resource management software customers that was recognized upon receipt of payment, which positively impacted margins by 1.2% in 2004.

The Company's corporate overhead expenses, which include certain executive and administrative functions, increased approximately $6.5 million, or approximately 42% in 2004 over 2003. Corporate overhead expenses included approximately $6.3 million of expenses related to the additional procedures performed in 2004, approximately $1.9 million of professional services expense related to the Company's initiative to comply with the requirements of Section 404(a) of the Sarbanes-Oxley Act, a gain of approximately $1.5 million on the settlement with Lloyd's of London, a decrease in insurance expense of approximately $1.4 million, and an expense of approximately $1.0 million related to the relocation of the Company's principal executive office (refer to Note 2 of Notes to Financial Statements in Item 8. Financial Statements and Supplementary Data on pages F-14 to F-15 for more information).

Interest. Interest expense was approximately $6.8 million for the twelve months ended December 31, 2004, as compared to approximately $14.6 million for the same period in 2003.

In 2003, the Company permanently retired $50 million of its then-outstanding debt of $175 million. The Company refinanced the remaining balance of $125 million at substantially lower interest rates. Subsequently, in June 2004, the Company refinanced its debt and further reduced its interest rate by issuing $125 million aggregate principal amount of 3.25% Convertible Subordinated Debentures due 2024. These actions resulted in the reduction of interest expense of approximately $7.8 million in 2004 as compared to 2003 (refer to Note 10 of Notes to Financial Statements in Item 8. Financial Statements and Supplementary Data on pages F-20 to F-22 for more information).

Loss on Extinguishment of Debt. During the year ended December 31, 2004, in connection with the retirement of the Company's then-outstanding $118.8 million under the Term Loan B, the Company wrote off approximately $3.5 million of deferred debt issuance costs associated with the Term Loan B. Additionally, the Company incurred a prepayment penalty of approximately $2.4 million due to the early retirement of the Term Loan B.

During the year ended December 31, 2003, the Company incurred a write-off of approximately $1.6 million of deferred debt issuance costs associated with the original issuance of the Notes related to their retirement. In addition, the Company incurred expenses associated with the retirement of the Notes of approximately $4.7 million.

Other Expenses. As a result of allegations of improprieties made during 2003 and 2004, the Company's external auditors advised the Company and the Audit Committee of the Board of Directors that additional procedures should be performed related to the allegations. These additional procedures were required due to Statement of Auditing Standards No. 99, *Consideration of Fraud in a Financial Statement Audit,* ("SAS No. 99"), which became effective for periods beginning on or after December 15, 2002. Due to the volume and, in some cases, vague nature of many of the allegations, the scope of the additional procedures was broad and extensive.

The Company recorded costs related to the additional procedures totaling approximately $6.3 million during the twelve months ended December 31, 2004, and included these costs in other expenses in the Company's Consolidated Statements of Income. In segment reporting, these costs are classified in the Corporate segment.

On May 10, 2004, the Company reached a settlement with the Company's former insurance carrier, Certain Underwriters at Lloyd's of London (collectively "Lloyd's"). On July 7, 2004, pursuant to the settlement, as amended, Lloyd's paid the Company $16.2 million in cash. As of the payment date, the Company had an approximately $14.7 million receivable from Lloyd's and recognized a gain of approximately $1.5 million on the settlement in the twelve months ended December 31, 2004. The gain has been reflected in the Company's Corporate segment. In the Consolidated Statement of Income, the gain is included in other expenses.

On July 30, 2004, the Company relocated its principal executive office to Alpharetta, Georgia. The Company entered into a noncancelable, operating lease for that office space in February 2004 which will expire in June 2014. While the new landlord assumed the payments for the lease of the Company's former corporate office, the Company recorded an expense of approximately $1.0 million upon its exit of the former office facility. The expense has been reflected in the Company's Corporate segment. In the Consolidated Statement of Income, the expense is included in other expenses.

During the year ended December 31, 2003, the Hospital Services and Corporate divisions incurred approximately $0.5 million and $0.3 million, respectively, of restructuring expenses related to the July 2003 realignment of the Company into the Physician Services and Hospital Services divisions following the Patient1 divestiture.

Income Taxes. Income tax (benefit) expense, which is related to federal, state, local and foreign income taxes, was a benefit of approximately ($28.1) million and an expense of $27,000 during the years ended December 31, 2004, and 2003, respectively. The 2003 income tax expense was offset by a benefit for a federal income tax refund of approximately $0.8 million related to the gain on the sale of Healthcare Recoveries, Inc. ("HRI"), resulting in a net tax expense of $27,000.

As of December 31, 2004, and 2003, the Company reassessed the recoverability of its deferred tax asset. Based on its analysis, the Company determined a full valuation allowance against the deferred tax asset of $167.3 million was required as of December 31, 2003, and a partial valuation allowance of $137.4 million was required as of December 31, 2004. Realization of the net deferred tax asset is dependent upon the Company generating sufficient taxable income prior to the expiration of the federal and state net operating loss carryforwards. The Company determined during 2004 that it was more likely than not that a portion of the deferred tax asset would be realized during the foreseeable future; therefore, the valuation allowance was adjusted accordingly. The Company recognized a non-cash tax benefit of approximately $28.1 million during 2004 as a result of the valuation allowance adjustment. At December 31, 2004, the Company had federal net operating loss carryforwards ("NOLs") for income tax purposes of approximately $393.7 million. The NOLs will expire at various dates between 2005 and 2024 (refer to Note 16 of Notes to Financial Statements in Item 8. Financial Statements and Supplementary Data on pages F-28 to F-29 for more information regarding NOL expiration dates and respective amounts).

Discontinued Operations. In June 2003, the Company announced that it agreed to sell its Patient1 clinical product line ("Patient1") to Misys Healthcare Systems, a division of Misys plc ("Misys") for $30 million in cash. Patient1 was the Company's only clinical product line and its sale allowed the Company to better focus on improving reimbursement and administrative efficiencies for physician practices and hospitals. The sale was completed on July 28, 2003. The Company recognized a gain on the sale of Patient1 of approximately $10.4 million, subject to closing adjustments, in 2003. Net proceeds on the sale of Patient1 were approximately $27.9 million, subject to closing adjustments. The Company entered into binding arbitration with Misys regarding the final closing adjustments and on May 21, 2004, the arbitrator awarded the Company approximately $4.3 million. On June 1, 2004, the Company received payment of approximately $4.5 million, which included interest of approximately $0.2 million.

In September 2003, the Company initiated a process to sell its Business1 patient accounting product line ("Business1"). As with the sale of Patient1, the discontinuance of Business1 allowed the Company to focus resources on solutions that provide meaningful, strategic returns for the Company, its customers and its shareholders. Pursuant to SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"), the Company wrote down the net assets of Business1 to fair market value less costs to sell and incurred an $8.5 million expense. On February 2, 2004, the Company announced the sale of Business1, effective January 31, 2004, to a privately held company for $0.6 million, which will be received in three payments through June 2006. No cash consideration was received at closing or through December 31, 2004.

Pursuant to SFAS No. 144, the consolidated financial statements of the Company have been presented to reflect Patient1 and Business1 as discontinued operations for all periods presented. Summarized operating results for the discontinued operations are as follows:

	Year Ended December 31,					
	2004			2003		
	Patient1	Business1	Total	Patient1 (1)	Business1	Total
	(in thousands)					
Revenue	$ —	$ 106	$ 106	$15,247	$ 474	$15,721
Loss from discontinued operations before income taxes	$(18)	$(303)	$(321)	$(1,270)	$(3,589)	$(4,859)
Income tax expense	—	—	—	46	—	46
Loss from discontinued operations, net of tax	$(18)	$(303)	$(321)	$(1,316)	$(3,589)	$(4,905)

(1) Patient1 financial information includes activity through the sale date of July 28, 2003.

On November 30, 1998, the Company completed the sale of its MSC business segment. In 1999, the Company completed the sale of both divisions of its Impact business segment. Pursuant to APB No. 30, *Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* the consolidated financial statements of the Company have been presented to reflect the activity associated with MSC and Impact as discontinued operations for all periods presented.

For the year ended December 31, 2002, the Company expensed $0.7 million through discontinued operations to reflect an agreement resolving an indemnification claim by NCO Group, Inc. ("NCO"), the buyer of the Company's MSC division. When NCO bought MSC, the Company agreed to indemnify NCO for limited periods of time in the event NCO incurred certain damages related to MSC. NCO incurred such damages in connection with an alleged environmental liability of MSC, and the Company agreed to reimburse NCO for a portion of those damages, in satisfaction of the Company's indemnification obligation. The Company paid NCO $0.3 million, including interest of approximately $0.1 million, on September 16, 2002, and 2004. The Company intends to pay the remaining balance of $0.2 million, plus interest at the then-current prime rate, to NCO, in the third quarter of 2005.

The limited periods of time for which the Company agreed to indemnify NCO for most types of claims related to MSC have passed without the assertion by NCO of any other significant claims. These limitations do not apply to a small number of other types of potential claims to which statutory limitations apply, such as those involving title to shares, taxes and billing and coding under Medicare and Medicaid; however, management believes that such other types of claims are unlikely to occur.

During the years ended December 31, 2004, and 2003, the Company incurred expenses of approximately $14,000 and $0.9 million, respectively, which were primarily legal costs associated with MSC and Impact. These expenses were recognized through (loss) income from discontinued operations in the Company's Consolidated Statements of Income.

Years ended December 31, 2003 and 2002

Revenue. Revenue classified by the Company's reportable segments ("divisions") is as follows:

	Year Ended December 31,	
	2003	2002
	(in thousands)	
Physician Services	$251,251	$245,383
Hospital Services	97,240	92,854
Eliminations	(13,322)	(12,673)
	$335,169	$325,564

Revenue for the Physician Services division increased approximately 2% in 2003 compared to 2002. Pricing for the division's services was stable compared to the prior year. Revenue growth can be attributed to the implementation of net new business sold of approximately $6 million in the first six months of 2003 as well as net new business sold in prior periods. Net new business is defined as the annualized revenue value of new contracts signed in a period, less the annualized revenue value of terminated business in that same period. Due to the timing of new sales, the division had a negative net backlog of approximately $2 million as of December 31, 2003, compared to a positive net backlog of approximately $4 million at December 31, 2002. The Company focuses on maintaining a positive net backlog and believes it is a useful indicator of future revenue growth.

Revenue for the Hospital Services division increased approximately 5% in 2003 compared to 2002, despite the phasing out of a large print and mail customer, which began in the second half of 2002. This customer's business was not related to medical claims. Pricing for the division's services and products was stable compared to the prior year. Revenue growth in the division is a result of an approximately 5% increase in revenue of the division's revenue cycle management solutions, evidenced by the approximate 15% increase in the division's medical transaction volume for the year compared to 2002, as well as a 5% increase in revenue of the division's resource management software products. Revenue growth does not necessarily correlate directly to transaction volume due to the mix of products sold by the division. The Company believes transaction volume is a useful indicator of future revenue growth as business is implemented into the division's recurring revenue model.

The Hospital Services division revenue includes intersegment revenue for services provided to the Physician Services division, which is shown as Eliminations to reconcile to total consolidated revenue.

Segment Operating Income. Segment operating income is revenue less cost of services, selling, general and administrative expenses and other expenses. Segment operating income, classified by the Company's divisions, is as follows:

	Year Ended December 31,	
	2003	2002
	(in thousands)	
Physician Services	$29,356	$25,864
Hospital Services	22,569	18,840
Corporate	(15,417)	(14,816)
	$36,508	$29,888

Physicians Services' segment operating income increased 14% in 2003 over 2002, resulting in an operating margin of approximately 11.7% versus approximately 10.5% in the prior year. The margin expansion can be attributed to incremental margins achieved on increased revenue as well as a decrease in other operating expenses of approximately 1.7 percentage points as a percentage of revenue. The decrease in other operating expenses can be attributed to a company-wide initiative to limit discretionary spending and general cost control efforts to maintain or decrease other variable costs. The operating margins were negatively affected by approximately $3.4 million of costs related to the conversion of the current ASP-based physician practice management solution clients onto a new, web-based platform.

Hospital Services' segment operating income increased approximately 20% in 2003 over 2002, resulting in operating margins of approximately 23.2% versus approximately 20.3% in the prior year. The operating margin improvement can be attributed to the previously mentioned increase in revenue as well as lower operating expenses due to a company-wide initiative to limit discretionary spending and general cost control efforts to maintain or decrease other variable costs. Other operating expenses decreased 1.9 percentage points as a percentage of revenue.

The Company's corporate overhead expenses, which include certain executive and administrative functions, increased approximately 4% in 2003 over 2002. Corporate overhead expenses include approximately $0.3 million of restructuring expenses in 2003 related to the July 2003 realignment of the Company into the Physician Services and Hospital Services divisions following the Patient1 divestiture. Corporate overhead expenses included approximately $2.8 million and $3.0 million in 2003 and 2002, respectively, of increased insurance premiums and litigation expenses related to the Company's former underwriters, Lloyd's of London's, attempt to rescind certain insurance policies (refer to Note 12 of Notes to Financial Statements in Item 8. Financial Statements and Supplementary Data on page F-23 for more information).

Interest. Interest expense was approximately $14.6 million for the twelve months ended December 31, 2003, as compared to approximately $18.1 million for the same period in 2002. During 2003, the Company retired its $175 million 9½% Senior Notes due 2005 (the "Notes") by permanently retiring $50 million of the Notes and refinancing the remaining $125 million (see Liquidity and Capital Resources Section). This refinancing resulted in a reduction of approximately $3.6 million of interest expense due to lower debt levels and a substantially lower interest rate on the new debt (9.5% versus LIBOR + 4.25% or 5.41% as of December 31, 2003). Interest income decreased to $0.3 million in 2003 from $0.5 million in 2002, due to a decrease in investment rates and lower cash-on-hand balances.

Loss on Extinguishment of Debt. During the year ended December 31, 2003, the Company incurred a write-off of approximately $1.6 million of deferred debt issuance costs associated with the original issuance of the Notes related to their retirement. In addition, the Company incurred expenses associated with the retirement of the Notes of approximately $4.7 million.

Restructuring and Other Expenses. During the year ended December 31, 2003, the Hospital Services and Corporate divisions incurred approximately $0.5 million and $0.3 million, respectively, of restructuring expenses related to the July 2003 realignment of the Company into the Physician Services and Hospital Services divisions following the Patient1 divestiture.

Income Taxes. Income tax expense, which is related to state, local and foreign income taxes, was approximately $0.8 million in the years ended December 31, 2003, and 2002. The 2003 income tax expense was offset by a benefit for a federal income tax refund of approximately $0.8 million related to the gain on the sale of Healthcare Recoveries, Inc. ("HRI"), resulting in a net tax expense of $27,000. A tax law revision identified by the Company permitted the Company to file for an automatic refund.

As of December 31, 2003, and 2002, the Company reassessed the recoverability of its deferred tax asset. Based on its analysis, the Company determined a full valuation allowance against the deferred tax asset of $167.3 million and $212.3 million was required as of December 31, 2003, and December 31, 2002, respectively. Realization of the net deferred tax asset is dependent upon the Company generating sufficient taxable income prior to the expiration of the federal net operating loss carryforwards.

Discontinued Operations. In June 2003, the Company announced that it agreed to sell its Patient1 clinical product line ("Patient1") to Misys Healthcare Systems, a division of Misys plc ("Misys") for $30 million in cash. Patient1 was the Company's only clinical product line and its sale allowed the Company to better focus on improving reimbursement and administrative efficiencies for physician practices and hospitals. The sale was completed on July 28, 2003. The Company recognized a gain on the sale of Patient1 of approximately $10.4 million, subject to closing adjustments, in 2003. Net proceeds on the sale of Patient1 were approximately $27.9 million, subject to closing adjustments. The Company entered into binding arbitration with Misys regarding the final closing adjustments, and on May 21, 2004, the arbitrator awarded the Company approximately $4.3 million. On June 1, 2004, the Company received payment of approximately $4.5 million, which included interest of approximately $0.2 million, in 2004.

In September 2003, the Company initiated a process to sell its Business1 patient accounting product line ("Business1"). As with the sale of Patient1, the discontinuance of Business1 allowed the Company to focus resources on solutions that provide meaningful, strategic returns for the Company, its customers and its shareholders. Pursuant to SFAS No. 144, the Company wrote down the net assets of Business1 to fair market value less costs to sell and incurred an $8.5 million expense. On February 2, 2004, the Company announced the sale of Business1, effective January 31, 2004, to a privately held company for $0.6 million, which will be received in three payments through June 2006. No cash consideration was received at closing.

Pursuant to SFAS No. 144, the consolidated financial statements of the Company have been presented to reflect Patient1 and Business1 as discontinued operations for all periods presented. Summarized operating results for the discontinued operations are as follows:

	Year Ended December 31,					
	2003			2002		
	Patient1(1)	Business1	Total	Patient1	Business1	Total
	(in thousands)					
Revenue	$15,247	$ 474	$15,721	$25,855	$ 2,498	$28,353
(Loss) income from discontinued operations before income taxes	$(1,270)	$(3,589)	$(4,859)	$ 888	$(1,921)	$(1,033)
Income tax expense	46	—	46	443	—	443
(Loss) income from discontinued operations, net of tax	$(1,316)	$(3,589)	$(4,905)	$ 445	$(1,921)	$(1,476)

(1) Patient1 financial information includes activity through the sale date of July 28, 2003.

Revenue for the Patient1 product line decreased approximately 41% in 2003 compared 2002. The Company recognized revenue using the percentage-of-completion method of accounting. The 2003 decrease in revenue was related to the short reporting period due to the sale of the product line in July 2003.

The loss for the Patient1 product line was approximately $1.3 million in 2003, as compared to operating income of approximately $0.4 million in 2002. The decline was due to lower productivity pending the sale of the product line in 2003.

Revenue for the Business1 product line decreased approximately 81% in 2003 compared to 2002. The Company recognized revenue using the percentage-of-completion method of accounting, and the decrease over the prior year period was the result of lower Business1 sales in prior periods in addition to implementation delays at a major customer.

The loss for the Business1 product line increased approximately $1.7 million in 2003 compared to 2002, due to lower Business1 revenue in the current period.

On November 30, 1998, the Company completed the sale of its MSC business segment. In 1999, the Company completed the sale of both divisions of its Impact business segment. Pursuant to APB No. 30, the consolidated financial statements of the Company have been presented to reflect the activity associated with MSC and Impact as discontinued operations for all periods presented.

For the year ended December 31, 2002, the Company expensed $0.7 million through discontinued operations to reflect an agreement resolving an indemnification claim by NCO Group, Inc. ("NCO"), the buyer of the Company's MSC division. When NCO bought MSC, the Company agreed to indemnify NCO for limited periods of time in the event NCO incurred certain damages related to MSC. NCO incurred such damages in connection with an alleged environmental liability of MSC, and the Company agreed to reimburse NCO for a portion of those damages, in satisfaction of the Company's indemnification obligation. The Company paid NCO $0.3 million on September 16, 2002, and $0.3 million on September 16, 2004. The Company intends to pay the remaining balance of $0.2 million, plus interest at the then-current prime rate, to NCO, in the third quarter of 2005.

The limited periods of time for which the Company agreed to indemnify NCO for most types of claims related to MSC have passed without the assertion by NCO of any other significant claims. These limitations do not apply to a small number of other types of potential claims to which statutory limitations apply, such as those involving title to shares, taxes and billing and coding under Medicare and Medicaid; however, management believes that such other types of claims are unlikely to occur.

During the years ended December 31, 2003, and 2002, the Company incurred expenses of approximately $0.9 million and $0.3 million, respectively, which were primarily legal costs associated with MSC and Impact. These expenses were recognized through (loss) income from discontinued operations in the Company's Consolidated Statements of Income.

Liquidity and Capital Resources

The following table is a summary of the Company's cash balances and cash flows from continuing operations for the years ended December 31, 2004, and 2003 (in thousands):

	2004	2003
Unrestricted cash and cash equivalents at December 31	$ 42,422	$ 25,271
Cash provided by continuing operations	$ 48,924	$ 28,471
Cash (used for) provided by investing activities from continuing operations	$(10,581)	$ 17,527
Cash used for financing activities from continuing operations	$(20,758)	$(54,768)

Unrestricted cash and cash equivalents include all highly liquid investments with an initial maturity of no more than three months at the date of purchase.

Restricted cash at December 31, 2004, and December 31, 2003, of approximately $0.1 million, represents amounts collected on behalf of certain Physician Services and Hospital Services clients, a portion of which is held in trust until it is remitted to such clients.

During 2004, the Company generated approximately $48.9 million in cash from continuing operations which includes cash generated from normal operations as well as the receipt of the $16.2 million settlement from Lloyd's of London (refer to "Note 12 — Legal Matters" in the Company's Notes to Consolidated Financial Statements for more information), offset by cash payments related to additional procedures necessary under SAS No. 99 totaling approximately $6.3 million (refer to "Note 2 — Other Expenses" in the Company's Notes to Consolidated Financial Statements for more information), the payment of approximately $5.7 million in expenses and legal settlements related to the matter with Lloyd's of London and interest payments of approximately $5.7 million.

During 2003, the Company generated approximately $28.5 million in cash from continuing operations which includes cash generated from normal operations as well as a release of restricted cash of approximately $4.2 million offset by interest payments of approximately $18.3 million and the payment of approximately $7.4 million in financing expenses, and legal settlements related to Lloyd's of London (refer to "Note 12 — Legal Matters" in the Company's Notes to Consolidated Financial Statements for more information).

The release of restricted cash is the result of using the Company's Revolving Credit Facility (refer to "Note 10 — Long-Term Debt" in the Company's Notes to Consolidated Financial Statements for more information) rather than cash as security for the Company's letters of credit. Restricted cash at December 31, 2003, represents amounts collected on behalf of certain Physician Services and Hospital Services clients, a portion of which is held in trust until it is remitted to such clients.

During 2004, cash used for investing activities from continuing operations was approximately $10.6 million consisting primarily of approximately $13.0 million for capital expenditures and investment in software development costs and approximately $1.1 million of cash used for an acquisition, partially offset by approximately $3.7 million of net proceeds related to the final closing adjustments from the July 2003 sale of Patient1.

During 2003, the Company generated approximately $17.5 million in cash from investing activities from continuing operations consisting of net proceeds of $27.9 million from the sale of the Patient1 product line during July 2003 offset by capital expenditures and software development costs of $10.3 million.

During 2004, the Company used approximately $20.8 million in cash for financing activities. On June 30, 2004 the Company raised $125 million from the sale of 3.25% Convertible Subordinated Debentures due 2024 (the "Debentures") and retired the $118.8 million then outstanding under the Term Loan B concurrently with the completion of the Convertible Debenture offering. On June 30, 2004, the Company also completed an amendment to the Revolving Credit Facility to increase its capacity and lower the Company's borrowing rate. The Revolving Credit Facility's capacity was expanded from $50 million to $75 million and the facility's maturity was extended to three years. The Company incurred a prepayment penalty on the early retirement of the Term Loan B totaling $2.4 million in addition to financing costs of approximately $3.5 million related to the Convertible Debenture offering and amendment to the Revolving Credit Facility. The Company also repurchased, for approximately $25 million, an aggregate of approximately 2.0 million shares of the Company's outstanding Common Stock, at the market price of $12.57 per share, in negotiated transactions concurrently with the Debentures offering. The cost of the refinancing and purchase of Common Stock is partially offset by proceeds from the exercise of stock options of approximately $7.4 million.

During 2003, the Company used approximately $54.8 million in cash from financing activities primarily for repayment of the Company's long-term debt. The Company used cash on hand as well as the net proceeds from the Patient 1 divestiture to retire $53.1 million of long-term debt during 2003. The Company refinanced the remaining $125 million in long-term debt during September 2003 and entered into a $175 million Credit Agreement (the "Credit Agreement"). The Credit Agreement consisted of a $125 million Term Loan B (the "Term Loan B") and a $50 million revolving credit facility (the "Revolving Credit Facility"). In conjunction with the refinancing transaction, the Company capitalized approximately $5.5 million in costs, including legal and other professional fees related to the Credit Agreement and other costs, which were included in the Company's other long-term assets on the Consolidated Balance Sheet. The Company began amortizing these costs over the three and five years periods and included them in interest expense. In addition, the Company incurred expenses associated with the retirement of the Notes and the 2001 Credit Facility of approximately $6.3 million that are included in the Company's loss on extinguishment of debt for 2003, including the tender offer premium, the call premium and the write-off of unamortized debt issuance costs associated with the Notes as well as the unamortized debt issuance costs associated with entering into the 2001 Credit Facility. Financing cash flows associated with the repayment of long-term debt in 2003 were offset with approximately $8.0 million of proceeds from employees' exercise of stock options.

For more information about the Company's long-term debt, refer to "Note 10 — Long-Term Debt" in the Company's Notes to Consolidated Financial Statements.

The level of the Company's indebtedness could adversely impact the Company's ability to obtain additional financing. A substantial portion of the Company's cash flow from operations could be dedicated to the payment of principal and interest on its indebtedness.

During 2004, the Company reached a settlement with the Company's former insurance carrier, Certain Underwriters at Lloyd's of London (collectively "Lloyd's"). In the settlement, Lloyd's agreed to pay the Company $20 million in cash by July 9, 2004. Lloyd's also agreed to defend, settle or otherwise resolve at their expense the two remaining pending claims covered under the errors and omissions ("E&O") policies issued to the Company by Lloyd's. In exchange, the Company provided Lloyd's with a full release of all E&O and directors and officers and company reimbursement ("D&O") policies. The California Superior Court retained jurisdiction to enforce any aspect of the settlement agreement.

As of the settlement date, the Company had an $18.3 million receivable from Lloyd's, of which approximately $4.9 million represented additional amounts to be paid by the Company under prior E&O settlements covered by Lloyd's. Effective on May 12, 2004, as a result of negotiations among the Company, Lloyd's, and a party to a prior E&O settlement with the Company, the Lloyd's settlement was amended to reduce by $3.8 million the additional amounts to be paid by the Company under the prior E&O settlements covered by Lloyd's. This amendment reduced the amount of cash payable by Lloyd's to the Company in the settlement from $20 million to $16.2 million, and reduced the amount of the Company's Lloyd's receivable by $3.8 million. On July 7, 2004, pursuant to the settlement as amended, Lloyd's paid the Company $16.2 million in cash.

During the course of litigation the Company funded the legal costs and any litigation settlements related to E&O claims covered by the Lloyd's E&O policies. These items negatively impacted the Company's cash flow for the year ended December 31, 2004, approximately $5.7 million, which consisted of approximately $2.1 million related to the cost of pursuing the litigation against Lloyd's and approximately $3.6 million related to the funding of legal costs and litigation settlements covered by the Lloyd's E&O policies. The negative impact of these items on the Company's cash flow for the year ended December 31, 2003, was approximately $7.4 million, which consisted of approximately $2.1 million related to insurance premium increases for new insurance coverage and the cost of pursuing the litigation against Lloyd's and approximately $5.3 million related to the funding of legal costs and litigation settlements covered by the Lloyd's E&O policies.

With the exception of the cash received from the Company's settlement with Lloyd's and payments made for the additional procedures associated with the 2003 year-end audit, the Company has not experienced material changes in the underlying components of cash generated by operating activities from continuing operations. The Company believes that existing cash and the cash provided by operations will provide sufficient capital to fund its working capital requirements, contractual obligations, investing and financing needs.

Contractual Obligations

The following table sets forth the Company's contractual obligations as of December 31, 2004:

	Payments due by Period As of December 31, 2004				
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
			(in thousands)		
Contractual Obligations					
Long-term debt	$125,000	$ —	$	$	$125,000
Operating lease obligations	40,890	10,849	13,615	8,019	8,407
Capital lease obligations	625	98	244	260	23
Purchase obligations					
Capital expenditure obligations	1,180	1,180	—	—	—
Other purchase obligations	292	292	—	—	—
Other long-term liabilities reflected on the Company's Balance Sheet under GAAP:					
Restructuring reserves and other(1)	1,103	262	366	293	182
Software maintenance agreements	827	138	689	—	—
Settlement obligations related to Lloyd's receivable	400	400	—	—	—
Settlement obligations — NCO(2)	225	225		—	—
Total	$170,542	$13,444	$14,914	$8,572	$133,612

(1) The amounts reflected under restructuring reserves and other are amounts reserved for estimated lease termination costs associated with the Company's Physician Services division's 1995 restructuring. For more information, see "Note 6 — Restructuring Expenses" in the Company's Notes to Consolidated Financial Statements.

(2) For more information, see "Note 5 — Discontinued Operations and Divestitures" in the Company's Notes to Consolidated Financial Statements.

Factors That May Affect Future Results of Operations, Financial Condition or Business

As discussed under the caption "Forward-Looking Statements" in Item 1, Per-Se provides the following risk factor disclosures in connection with its continuing efforts to qualify its written and oral forward-looking statements for the safe harbor protection of the Reform Act and any other similar safe harbor provisions. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, the following:

If the Company fails to maintain an effective system of internal controls, the Company may not be able to accurately report the Company's financial results on a timely basis. As a result, current and potential stockholders could lose confidence in the Company's financial reporting which would harm the Company's business and the trading price of the Company's stock.

As a result of errors that led to the restatements of the Company's financial statements for the years ended December 31, 2001, and 2002, and the nine months ended September 30, 2003, the Company's independent auditors determined that a material weakness related to the Company's internal controls existed. The Company's auditors reported to the Company that the errors that resulted in the restatements were the result of not having appropriate controls over the estimation process associated with the establishment of accruals and reserves and the lack of adequate supervision of accounting personnel. While the Company has taken steps to improve controls in these areas, the Company cannot be certain that these steps will ensure that it implements and maintains adequate controls over financial processes and reporting in the future. Failure to maintain adequate controls of this type could adversely impact the accuracy and future timeliness of the Company's financial reports filed pursuant to the Securities Exchange Act of 1934. If the Company cannot provide reliable and timely financial reports, its business and operating results could be harmed, investors could lose confidence in its reported financial information, its common stock could be delisted from the Nasdaq Stock Market, and the trading price of its common stock could fall.

The Company has a significant amount of long-term debt and obligations to make payments, which could limit the Company's funds available for other activities.

The Company has approximately $125 million of long-term indebtedness and $0.6 million in capital lease obligations and, as a result, is required to make interest and principal payments. If unable to make the required debt payments, the Company could be required to reduce or delay capital expenditures, sell certain assets, restructure or refinance the Company's indebtedness, or seek additional equity capital. The Company's ability to make payments on the Company's debt obligations will depend on future operating performance, which may be affected by conditions beyond the Company's control.

The Company is regularly involved in litigation, which may expose the Company to significant liabilities.

The Company is involved in litigation arising in the ordinary course of its business, which may expose it to loss contingencies. These matters include, but are not limited to, claims brought by former customers with respect to the operation of the Company's business. The Company has also received written demands from customers and former customers that have not yet resulted in legal action.

The Company may not be able to successfully resolve such legal matters, or other legal matters that may arise in the future. In the event of an adverse outcome with respect to such legal matters or other legal matters in which the Company may become involved, the Company's insurance coverage may not fully cover any damages assessed against the Company. Although the Company maintains all insurance coverage in amounts that it believes is sufficient for its business, such coverage may prove to be inadequate or may become unavailable on acceptable terms, if at all. A successful claim brought against the Company, which is uninsured or under-insured, could materially harm the Company's business, results of operations or financial condition.

The physician management outsourcing business is highly competitive and the Company's inability to successfully compete for business could adversely affect the Company.

The physician business management outsourcing business, especially for revenue cycle management, is highly competitive. The Company competes with regional and local physician reimbursement organizations as well as physician groups that provide their own business management services in house. Successful competition within this industry is dependent on numerous industry and market conditions. Potential industry and market changes that could adversely affect the Company's ability to compete for business management outsourcing services include an increase in the number of local, regional or national competitors providing comparable services and new alliances between healthcare providers and third-party payers in which healthcare providers are employed by such third-party payers.

The business of providing services and solutions to hospitals for both revenue cycle and resource management is also highly competitive and the Company's inability to successfully compete for business could adversely affect the Company.

The business of providing services and solutions to hospitals for both revenue cycle and resource management is also highly competitive. The Company competes with traditional electronic data interface companies, outsourcing companies and specialized software vendors with national, regional and local bases. Some competitors have longer operating histories and greater financial, technical and marketing resources than the Company. The Company's successful competition within this industry is dependent on numerous industry and market conditions.

The markets for the Company's services and solutions are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions and the Company's inability to keep pace could adversely affect the Company.

The markets for the Company's services and solutions are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The Company's ability to keep pace with changes in the healthcare industry may be dependent on a variety of factors, including the Company's ability to enhance existing products and services; introduce new products and services quickly and cost effectively; achieve market acceptance for new products and services; and respond to emerging industry standards and other technological changes.

Competitors may develop competitive products that could adversely affect the Company's operating results. It is possible that the Company will be unsuccessful in refining, enhancing and developing the Company's technology going forward. The costs associated with refining, enhancing and developing these systems may increase significantly in the future. Existing software and technology may become obsolete as a result of ongoing technological developments in the marketplace.

The healthcare marketplace is characterized by consolidation, which may result in fewer potential customers for the Company's services.

In general, consolidation initiatives in the healthcare marketplace may result in fewer potential customers for the Company's services. Some of these types of initiatives include employer initiatives such as creating purchasing cooperatives (GPOs); provider initiatives, such as risk-sharing among healthcare providers and managed care companies through capitated contracts; and integration among hospitals and physicians into comprehensive delivery systems. Consolidation of management and billing services through integrated delivery systems may result in a decrease in demand for the Company's business management outsourcing services for particular physician practices.

The healthcare industry is highly regulated, which may increase the Company's costs of operation.

The healthcare industry is highly regulated and is subject to changing political, economic and regulatory influences. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state level and to change healthcare financing and reimbursement systems, such as the Balanced Budget Act of 1997 and the Medicare Modernization Act of 2003. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. Current or future government regulations or healthcare reform measures may affect the Company's business. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in the Company's products and services.

Medical billing and collection activities are governed by numerous federal and state civil and criminal laws. Federal and state regulators use these laws to investigate healthcare providers and companies that provide billing and collection services. In connection with these laws, the Company may be subjected to federal or state government investigations and possible penalties may be imposed upon the Company, false claims actions may have to be defended, private payers may file claims against the Company, and the Company may be excluded from Medicare, Medicaid or other government-funded healthcare programs.

In the past, the Company has been the subject of federal investigations, and the Company may become the subject of false claims litigation or additional investigations relating to its billing and collection activities. Any such proceeding or investigation could have a material adverse effect on the Company's business.

Under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), final rules have been published regarding standards for electronic transactions as well as standards for privacy and security of individually identifiable health information. The HIPAA rules set new or higher standards for the healthcare industry in handling healthcare transactions and information, with penalties for noncompliance.

The Company has incurred and will continue to incur costs to comply with these rules. Although management believes that future compliance costs will not have a material impact on the Company's results of operations, compliance with these rules may prove to be more costly than anticipated. Failure to comply with such rules may have a material adverse effect on the Company's business and may subject the Company to civil and criminal penalties as well as loss of customers.

The Company relies upon third parties to provide data elements to process electronic medical claims in a HIPAA-compliant format. While the Company believes it will be fully and properly prepared to process electronic medical claims in a HIPAA-compliant format, there can be no assurance that third parties, including healthcare providers and payers, will likewise be prepared to supply all the data elements required to process electronic medical claims and make electronic remittance under HIPAA's standards. If payers reject electronic medical claims and such claims are processed manually rather than electronically, there could be a material adverse affect on the Company's business. The Company has made and expects to continue to make investments in product enhancements to support customer operations that are regulated by HIPAA. Responding to HIPAA's impact may require the Company to make investments in new products or charge higher prices.

Numerous federal and state civil and criminal laws govern the collection, use, storage and disclosure of health information for the purpose of safeguarding the privacy and security of such information. Federal or state governments may impose penalties for noncompliance, both criminal and civil. Persons who believe their health information has been misused or disclosed improperly may bring claims and payers who believe instances of noncompliance with privacy and security standards have occurred may bring administrative sanctions or remedial actions against offending parties.

Passage of HIPAA is part of a wider healthcare reform initiative. The Company expects that the debate on healthcare reform will continue. The Company also expects that the federal government as well as state governments will pass laws and issue regulations addressing healthcare issues and reimbursement of healthcare providers. The Company cannot predict whether the government will enact new legislation and regulations, and, if enacted, whether such new developments will affect the Company's business.

The trading price of the Company's Common Stock may be volatile and negatively affect your investment.

The trading price of the Company's Common Stock may be volatile. The market for the Company's common stock may experience significant price and volume fluctuations in response to a number of factors including actual or anticipated quarterly variations in operating results, changes in expectations of future financial performance or changes in estimates of securities analysts, government regulatory action, healthcare reform measures, client relationship developments and other factors, many of which are beyond the Company's control. Furthermore, the stock market in general and the market for software, healthcare business services and high technology companies in particular, has experienced volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of the Company's common stock, regardless of actual operating performance.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

Interest Rate Sensitivity

The Company invests excess cash in commercial paper, money market funds and other highly liquid short-term investments. Due to the limited amounts of these investments and their short-term nature, the Company does not expect any fluctuation in the prevailing interest rates to have a material effect on its financial statements.

The Company has the option of entering into loans based on LIBOR or on Base Rates under the Revolving Credit Facility. As such, if the Company were to borrow amounts under the Revolving Credit

Facility, the Company could experience fluctuations in interest rates under the Revolving Credit Facility. The Company has not incurred any borrowings under the Revolving Credit Facility since inception.

The Company has a process in place to monitor fluctuations in interest rates and could hedge against significant forecast changes in interest rates if necessary.

Exchange Rate Sensitivity

The majority of the Company's sales and expenses are denominated in U.S. dollars. As a result, the Company has not experienced any significant foreign exchange gains or losses to date. The Company conducts only limited transactions in foreign currencies and does not expect material foreign exchange gains or losses in the future. The Company does not engage in any foreign exchange hedging activities.

Item 8. ***Financial Statements and Supplementary Data***

The Company's Consolidated Financial Statements appear beginning at page F-1.

Item 9. ***Changes In and Disagreements With Accountants on Accounting and Financial Disclosure***

None

Item 9A. *Controls and Procedures*

Changes in Internal Control Over Financial Reporting and Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As a result of errors that led to the restatements of the Company's financial statements for the years ended December 31, 2001, and 2002, and the nine months ended September 30, 2003, the Company's independent registered public accounting firm determined that a material weakness related to the Company's internal controls existed. On May 12, 2004, the independent registered public accounting firm reported to the Company that the errors that resulted in the restatements were the result of not having appropriate controls over the estimation process associated with the establishment of accruals and reserves and the lack of adequate supervision of accounting personnel. Those errors generally related to the timing of recording accruals for sales commissions, vacation liabilities, legal expenses, incentive compensation and other liabilities. The Company took steps during the quarter ended September 30, 2004, to improve controls in these areas. Of those steps, the following constituted changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting:

- Hired a new Vice President — Corporate Controller and Principal Accounting Officer;
- Reorganized the Company's accounting groups so that the divisional accounting departments now report directly to the Corporate Controller;
- Instituted a formal checklist to help ensure all month-end close procedures and processes are completed in a timely fashion; and
- Required monthly review and documented approval by appropriate levels of management for all balance sheet account reconciliations, including accruals for sales commissions, vacation liabilities, legal expenses, health insurance and incentive compensation.

Management believes that the actions taken and additional controls implemented during the quarter ended September 30, 2004, effectively addressed the material weakness identified by the Company's independent registered public accounting firm.

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the Company's disclosure controls and procedures as of December 31, 2004. Based in part on the steps taken by the Company in the third quarter of 2004 to improve its internal controls, the Company's Chief Executive Officer and the Company's Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2004, to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported accurately. It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within the Company have been detected. Furthermore, the design of any control system is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how unlikely. Because of these inherent limitations in a cost-effective control system, misstatements or omissions due to error or fraud may occur and not be detected.

In connection with efforts to comply with Section 404(a) of the Sarbanes-Oxley Act in 2004, the Company has implemented additional controls, policies and procedures during the quarter ended December 31, 2004, and will continue to enhance its internal control structure, as necessary, on an ongoing basis. None of the additional controls, policies and procedures implemented during the quarter ended December 31, 2004, related to Section 404(a) of the Sarbanes-Oxley Act of 2002 constitute changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company has conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation, management of the Company has concluded that the Company's internal control over financial reporting was effective as of December 31, 2004.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, has been audited by Ernst & Young LLP, the independent registered public accounting firm that audited the financial statements included herein, as stated in their report which is included herein.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

The information required by this Item with respect to directors and executive officers of the Registrant, except certain information regarding executive officers that is contained in Part I of this Report pursuant to General Instruction G of this Form 10-K, is included in the sections entitled "Board of Directors" and "Compliance with Section 16(a) of the Securities Exchange Act of 1934" of the Proxy Statement for the Annual Meeting of Stockholders to be held on May 18, 2005, and is incorporated herein by reference.

The Registrant has adopted Standards of Conduct, which meet the definition of a "code of ethics" under Item 406 of the Securities and Exchange Commission's Regulation S-K, and which are applicable to and binding upon all of the Registrant's employees (including the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) and, as required by the context, directors. Any waiver of the Standards of Conduct for officers or directors of the Registrant must be approved by the Board of Directors of the Registrant and must be publicly disclosed in accordance with Securities and Exchange Commission and Nasdaq rules. The Standards of Conduct are posted in the corporate governance area of the investors section of the Registrant's Internet website at *www.per-se.com.*

Item 11. *Executive Compensation*

The information required by this Item is included in the sections entitled "Certain Information Regarding Executive Officers," "Compensation Committee Report on Executive Compensation," "Compensation Committee Interlocks and Insider Participation" and "Stock Price Performance Graph" of the Proxy Statement for the Annual Meeting of Stockholders to be held on May 18, 2005, and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is included in the sections entitled "Director and Executive Officer Common Stock Ownership" and "Principal Stockholders" of the Proxy Statement for the Annual Meeting of Stockholders to be held on May 18, 2005, and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions*

Set forth below is certain information as of December 31, 2004, regarding an outstanding loan made in November 2000 pursuant to the employment agreement between the Company and Philip M. Pead.

Name and Position	Nature of Indebtedness	Largest Aggregate Amount Outstanding in 2004	Balance as of 12/31/04	Interest
Philip M. Pead, Chairman, President, Chief Executive Officer and Director	Common Stock purchase(1)	$250,000	$250,000	(2)

(1) The loan is secured by an aggregate of 74,000 shares of Common Stock, and is payable in full upon the earlier to occur of the termination of Mr. Pead's employment or the sale of all or any part of those shares.

(2) The terms of the loan provide that any overdue payment shall bear interest at a rate equal to the rate of interest then imputed by the Internal Revenue Service plus 4% per annum, or the maximum rate permitted by law, whichever is lower, but such terms do not otherwise require the payment of interest.

This information is also included in the section entitled "Certain Relationships and Related Transactions" of the Proxy Statement for the Annual Meeting of Stockholders to be held on May 18, 2005.

Item 14. ***Principal Accountant Fees and Services***

The information required by this Item is included in the section entitled "Selection of Independent Auditors" of the Proxy Statement for the Annual Meeting of Stockholders to be held on May 18, 2005, and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statements Schedules***

(a) 1. *Financial Statements*

Report of Independent Registered Public Accounting Firm;

Consolidated Balance Sheets — as of December 31, 2004 and 2003;

Consolidated Statements of Income — years ended December 31, 2004, 2003 and 2002;

Consolidated Statements of Cash Flows — years ended December 31, 2004, 2003 and 2002;

Consolidated Statements of Stockholders' Equity (Deficit) — years ended December 31, 2004, 2003 and 2002; and

Notes to Consolidated Financial Statements.

2. *Financial Statement Schedules*

Included in Part IV of the report:

Schedule II — Valuation and Qualifying Accounts — years ended December 31, 2004, 2003 and 2002;

Schedules, other than Schedule II, are omitted because of the absence of the conditions under which they are required.

3. *Exhibits*

The following list of exhibits includes both exhibits submitted with this Form 10-K as filed with the Commission and those incorporated by reference to other filings:

Exhibit Number		Document
2.1	—	Asset Purchase Agreement dated as of June 18, 2003, among Misys Hospital Systems, Inc., Misys Healthcare Systems (International) Limited, Misys plc, Registrant, and PST Products, LLC., together with the First Amendment thereto dated as of June 28, 2003 (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed on August 5, 2003).
3.1	—	Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 to Annual Report on Form 10-K for the year ended December 31, 1999 (the "1999 Form 10-K")).
3.2	—	Restated By-laws of Registrant, as amended (incorporated by reference to Exhibit 3.2 to Annual Report on Form 10-K for the year ended December 31, 2003).
4.1	—	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the 1999 Form 10-K).
4.2	—	Form of Option Agreement relating to Registrant's Amended and Restated Non-Employee Director Stock Option Plan (incorporated by reference to Appendix B to Definitive Proxy Statement dated April 1, 2003, relating to Registrant's 2003 Annual Meeting of Stockholders).
4.3	—	Form of Option Agreement relating to Registrant's Second Amended and Restated Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 4.2 to the 1999 Form 10-K).
4.4	—	Form of Option Agreement relating to Registrant's Non-Qualified Stock Option Plan for Non-Executive Employees (incorporated by reference to Exhibit 4.6 to the 1999 Form 10-K).

Exhibit Number		Document
4.5	—	Form of Option Agreement relating to Registrant's Non-Qualified Stock Option Plan for Employees of Acquired Companies (incorporated by reference to Exhibit 4.4 to Registration Statement on Form S-3, File No. 33-71552).
4.6	—	Form of Option Agreement relating to Registrant's Restricted Stock Plan (incorporated by reference to Exhibit 4.5 to Annual Report on Form 10-K for the year ended December 31, 1995 (the "1995 Form 10-K")).
4.7	—	Rights Agreement dated as of February 11, 1999, between Registrant and American Stock Transfer & Trust Company (including form of rights certificates) (incorporated by reference to Exhibit 4 to Current Report on Form 8-K filed on February 12, 1999).
4.8	—	First Amendment to Rights Agreement dated as of February 11, 1999, between Registrant and American Stock Transfer & Trust Company, entered into as of May 4, 2000 (incorporated by reference to Exhibit 4.4 to Quarterly Report of Form 10-Q for the quarter ended March 31, 2000).
4.9	—	Second Amendment to Rights Agreement dated as of February 11, 1999, between Registrant and American Stock Transfer & Trust Company, entered into as of December 6, 2001, to be effective as of March 6, 2002 (incorporated by reference to Exhibit 4.12 to Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 Form 10-K")).
4.10	—	Third Amendment to Rights Agreement dated as of February 11, 1999, between Registrant and American Stock Transfer & Trust Company, entered into as of March 10, 2003 (incorporated by reference to Exhibit 4.13 to Annual Report on Form 10-K for the year ended December 31, 2002 (the "2002 Form 10-K")).
4.11	—	Fourth Amendment to Rights Agreement dated as of February 11, 1999, between Registrant and American Stock Transfer & Trust Company, entered into as of February 18, 2005 (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed on February 22, 2005).
4.12	—	Indenture dated as of June 30, 2004, between Registrant and U.S. Bank National Association, as Trustee, relating to Registrant's 3.25% Convertible Subordinated Debentures Due 2024 (incorporated by reference to Exhibit 4.5 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).
4.13	—	Resale Registration Rights Agreement dated as of June 30, 2004, between Registrant and Banc of America Securities LLC, as representative of the several initial purchasers of Registrant's 3.25% Convertible Subordinated Debentures Due 2024 (incorporated by reference to Exhibit 4.6 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).
10.1	—	Credit Agreement dated as of September 11, 2003, by and among Registrant, certain subsidiaries of Registrant identified therein, as Guarantors, the Lenders identified therein, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on September 12, 2003).
10.2	—	First Amendment to Credit Agreement dated as of June 30, 2004, among Registrant, the Guarantors party thereto, the Lenders party thereto and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).
10.3	—	Amended and Restated Per-Se Technologies, Inc. Non-Employee Director Stock Option Plan (incorporated by reference to Appendix B to Definitive Proxy Statement dated April 1, 2003, relating to Registrant's 2003 Annual Meeting of Stockholders).
10.4	—	Second Amended and Restated Per-Se Technologies, Inc. Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 10.1 to the 1999 Form 10-K).
10.5	—	First Amendment to Second Amended and Restated Per-Se Technologies, Inc. Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 10.45 to the 1999 Form 10-K).
10.6	—	Registrant's Non-Qualified Stock Option Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.23 to Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Form 10-K")).
10.7	—	First Amendment to Registrant's Non-Qualified Stock Option Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.24 to the 1996 Form 10-K).

Exhibit Number		Document
10.8	—	Second Amendment to Registrant's Non-Qualified Stock Option Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.25 to Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 Form 10-K")).
10.9	—	Third Amendment to Registrant's Non-Qualified Stock Option Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.26 to the 1997 Form 10-K).
10.10	—	Fourth Amendment to Registrant's Non-Qualified Stock Option Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.27 to the 1997 Form 10-K).
10.11	—	Fifth Amendment to Registrant's Non-Qualified Stock Option Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.28 to the 1997 Form 10-K).
10.12	—	Sixth Amendment to Registrant's Non-Qualified Stock Option Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.32 to Annual Report on Form 10-K for the year ended December 31, 1998 (the "1998 Form 10-K")).
10.13	—	Seventh Amendment to Registrant's Non-Qualified Stock Option Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.24 to the 1999 Form 10-K).
10.14	—	Eighth Amendment to Registrant's Non-Qualified Stock Option Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.26 to Annual Report on Form 10-K for the year ended December 31, 2000 (the "2000 Form 10-K")).
10.15	—	Ninth Amendment to Registrant's Non-Qualified Stock Option Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).
10.16	—	Tenth Amendment to Registrant's Non-Qualified Stock Option Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.31 to the 2002 Form 10-K).
10.17	—	Registrant's Non-Qualified Stock Option Plan for Employees of Acquired Companies (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-8, File No. 33-67752).
10.18	—	First Amendment to Registrant's Non-Qualified Stock Option Plan for Employees of Acquired Companies (incorporated by reference to Exhibit 99 to Registration Statement on Form S-8, File No. 33-71556).
10.19	—	Second Amendment to Registrant's Non-Qualified Stock Option Plan for Employees of Acquired Companies (incorporated by reference to Exhibit 99 to Registration Statement on Form S-8, File No. 33-88442).
10.20	—	Third Amendment to Registrant's Non-Qualified Stock Option Plan for Employees of Acquired Companies (incorporated by reference to Exhibit 10.14 to the 1995 Form 10-K).
10.21	—	Fourth Amendment to Registrant's Non-Qualified Stock Option Plan for Employees of Acquired Companies (incorporated by reference to Exhibit 99.2 to Registration Statement on Form S-8, File No. 333-3213).
10.22	—	Fifth Amendment to Registrant's Non-Qualified Stock Option Plan for Employees of Acquired Companies (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-8, File No. 333-07627).
10.23	—	Sixth Amendment to Registrant's Non-Qualified Stock Option Plan for Employees of Acquired Companies (incorporated by reference to Exhibit 10.21 to the 1996 Form 10-K).
10.24	—	Seventh Amendment to Registrant's Non-Qualified Stock Option Plan for Employees of Acquired Companies (incorporated by reference to Exhibit 10.23 to the 1998 Form 10-K).
10.25	—	Eighth Amendment to Registrant's Non-Qualified Stock Option Plan For Employees of Acquired Companies (incorporated by reference to Exhibit 10.12 to the 1999 Form 10-K).
10.26	—	Ninth Amendment to Registrant's Non-Qualified Stock Option Plan For Employees of Acquired Companies (incorporated by reference to Exhibit 10.12 to the 2000 Form 10-K).
10.27	—	Tenth Amendment to Registrant's Non-Qualified Stock Option Plan For Employees of Acquired Companies (incorporated by reference to Exhibit 10.1 to Quarterly Report of Form 10-Q for the quarter ended June 30, 2002).

Exhibit Number	Document
10.28	— Restricted Stock Plan of Registrant, dated as of August 12, 1994 (incorporated by reference to Exhibit 10.2 to Registration Statement on Form S-4, File No. 33-88910).
10.29	— The Per-Se Technologies Employees' Retirement Savings Plan (incorporated by reference to Exhibit 10.26 to the 1999 Form 10-K).
10.30	— First Amendment to the Per-Se Technologies Employees' Retirement Savings Plan (incorporated by reference to Exhibit 10.29 to the 2000 Form 10-K).
10.31	— Second Amendment to the Per-Se Technologies Employees' Retirement Savings Plan (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).
10.32	— Third Amendment to the Per-Se Technologies Employees' Retirement Savings Plan (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
10.33	— Fourth Amendment to the Per-Se Technologies Employees' Retirement Savings Plan (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
10.34	— Fifth Amendment to the Per-Se Technologies Employees' Retirement Savings Plan (incorporated by reference to Exhibit 10.38 to the 2002 Form 10-K).
10.35	— Sixth Amendment to the Per-Se Technologies Employees' Retirement Savings Plan (incorporated by reference to Exhibit 10.34 to Annual Report on Form 10-K for the year ended December 31, 2003).
10.36	— Seventh Amendment to the Per-Se Technologies Employees' Retirement Savings Plan (incorporated by reference to Exhibit 10.36 to Registration Statement on Form S-1, File No. 333-119012).
10.37	— Retirement Savings Trust (incorporated by reference to Exhibit 10.10 to Registration Statement on Form S-1, File No. 33-42216).
10.38	— Registrant's Deferred Compensation Plan (incorporated by reference to Exhibit 99 to Registration Statement on Form S-8, Registration No. 33-90874).
10.39	— First Amendment to Registrant's Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1997).
10.40	— Second Amendment to Registrant's Deferred Compensation Plan (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1997).
10.41	— Third Amendment to Registrant's Deferred Compensation Plan (incorporated by reference to Exhibit 10.76 to the 1997 Form 10-K).
10.42	— Fourth Amendment to Registrant's Deferred Compensation Plan (incorporated by reference to Exhibit 10.32 to the 1999 Form 10-K).
10.43	— Fifth Amendment to Registrant's Deferred Compensation Plan (incorporated by reference to Exhibit 10.36 to the 2000 Form 10-K).
10.44	— Per-Se Technologies, Inc. Executive Deferred Compensation Plan effective as of January 1, 2002 (incorporated by reference to Exhibit 10.40 to the 2001 Form 10-K).
10.45	— Per-Se Technologies, Inc. Non-Qualified Deferred Compensation Plan Trust Agreement dated as of February 12, 2002, between Registrant and Merrill Lynch Trust Company, FSB (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
10.46	— Written description of Registrant's Non-Employee Director Compensation Plan (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).
10.47	— Per-Se Technologies, Inc. Deferred Stock Unit Plan (incorporated by reference to Exhibit 10.44 to the 2001 Form 10-K).
10.48	— First Amendment to Per-Se Technologies, Inc. Deferred Stock Unit Plan (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

Exhibit Number		Document
10.49	—	Per-Se Technologies, Inc. Deferred Stock Unit Plan Trust Agreement dated as of May 1, 2002, between Registrant and Merrill Lynch Trust Company, FSB (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
10.50	—	Registrant's Long Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).
10.51	—	Employment Agreement dated November 19, 1996, between Registrant and David E. McDowell (incorporated by reference to Exhibit 10.49 to the 1996 Form 10-K).
10.52	—	Amendment Number 1 to Employment Agreement between Registrant and David E. McDowell, dated October 20, 1999 (incorporated by reference to Exhibit 10.37 to the 1999 Form 10-K).
10.53	—	Employment Agreement dated as of November 13, 2000, between Registrant and Philip M. Pead (incorporated by reference to Exhibit 10.42 to the 2000 Form 10-K).
10.54	—	Amendment No. 1 to Employment Agreement between Registrant and Philip M. Pead, dated May 8, 2003 (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).
10.55	—	Employment Agreement dated April 14, 2000, between Registrant and Chris E. Perkins (incorporated by reference to Exhibit 10.43 to the 2000 Form 10-K).
10.56	—	Amendment Number 1 to Employment Agreement between Registrant and Chris E. Perkins, dated as of February 7, 2001 (incorporated by reference to Exhibit 10.44 to the 2000 Form 10-K).
10.57	—	Employment Agreement dated July 1, 2003, between Registrant and Philip J. Jordan (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).
10.58	—	Employment Agreement dated as of May 31, 2001, between Registrant and Paul J. Quiner (incorporated by reference to Exhibit 10.57 to Annual Report on Form 10-K for the year ended December 31, 2003).
10.59	—	Purchase Agreement dated as of June 24, 2004, between Registrant and Banc of America Securities LLC, as representative of the several initial purchasers of Registrant's 3.25% Convertible Subordinated Debentures Due 2024 (incorporated by reference to Exhibit 10.59 to Registration Statement on Form S-1, File No. 333-119012).
21	—	Subsidiaries of Registrant.
23	—	Consent of Ernst & Young LLP.
31.1	—	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	—	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	—	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	—	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

The exhibits, which are referenced in the above documents, are hereby incorporated by reference. Such exhibits have been omitted for purposes of this filing but will be furnished supplementary to the Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PER-SE TECHNOLOGIES, INC.
(Registrant)

By: /s/ CHRIS E. PERKINS
Chris E. Perkins
Executive Vice President and
Chief Financial Officer

/s/ RICHARD A. FLYNT
Richard A. Flynt
Vice President and Corporate Controller
(Principal Accounting Officer)

Date: March 16, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

March 16, 2005	/s/ PHILIP M. PEAD Philip M. Pead Chairman, President, Chief Executive Officer and Director
March 16, 2005	/s/ CHRIS E. PERKINS Chris E. Perkins Executive Vice President and Chief Financial Officer
March 16, 2005	/s/ RICHARD A. FLYNT Richard A. Flynt Vice President and Corporate Controller (Principal Accounting Officer)
March 16, 2005	/s/ JOHN W. CLAY, JR. John W. Clay, Jr. Director
March 16, 2005	/s/ JOHN W. DANAHER, M.D. John W. Danaher, M.D. Director
March 16, 2005	/s/ STEPHEN A. GEORGE, M.D. Stephen A. George, M.D. Director
March 16, 2005	/s/ DAVID R. HOLBROOKE, M.D. David R. Holbrooke, M.D. Director
March 16, 2005	/s/ CRAIG MACNAB Craig Macnab Director
March 16, 2005	/s/ DAVID E. MCDOWELL David E. McDowell Director
March 16, 2005	/s/ C. CHRISTOPHER TROWER C. Christopher Trower Director
March 16, 2005	/s/ JEFFREY W. UBBEN Jeffrey W. Ubben Director



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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Per-Se Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Per-Se Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Per-Se Technologies, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Per-Se Technologies, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2005, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 15, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
Per-Se Technologies, Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that Per-Se Technologies, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Per-Se Technologies, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Per-Se Technologies, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Per-Se Technologies, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004, and our report dated March 15, 2005, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 15, 2005

PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
	(in thousands, except par value data)	
Current Assets:		
Cash and cash equivalents	$ 42,422	$ 25,271
Restricted cash	51	66
Total cash and cash equivalents	42,473	25,337
Accounts receivable, billed (less allowances of $3,229 and $4,267, respectively)	49,105	47,802
Accounts receivable, unbilled (less allowances of $371 and $528, respectively)	302	577
Lloyd's receivable	—	17,405
Deferred income taxes– current, net	12,799	—
Prepaid expenses	2,823	2,676
Other	4,906	3,507
Total current assets	112,408	97,304
Property and equipment, net of accumulated depreciation	15,512	16,434
Goodwill	32,549	32,549
Other intangible assets, net of accumulated amortization	20,784	19,787
Deferred income taxes, net	15,316	—
Other	6,122	5,881
Assets of discontinued operations	—	129
Total assets	$202,691	$172,084
Current Liabilities:		
Accounts payable	$ 5,290	$ 6,587
Accrued compensation	14,562	18,102
Accrued expenses	14,628	19,468
Current portion of long-term debt and capital lease obligations	98	12,500
Deferred revenue	24,127	20,334
Total current liabilities	58,705	76,991
Long-term debt and capital lease obligations	125,527	109,375
Other obligations	5,484	2,908
Liabilities of discontinued operations	—	422
Total liabilities	189,716	189,696
Commitments and contingencies (Notes 11 and 12)		
Stockholders' Equity (Deficit):		
Preferred stock, no par value, 20,000 authorized; none issued	—	—
Common stock, voting, $0.01 par value, 200,000 authorized, 32,324 and 31,322 issued and 30,336 and 31,322 outstanding as of December 31, 2004, and December 31, 2003, respectively	323	313
Common stock, non-voting, $0.01 par value, 600 authorized; none issued	—	—
Paid-in capital	795,263	786,297
Warrants	—	1,495
Accumulated deficit	(757,128)	(805,286)
Treasury stock at cost, 2,125 and 122 shares as of December 31, 2004, and December 31, 2003, respectively	(26,510)	(1,303)
Deferred stock unit plan obligation	1,511	1,303
Accumulated other comprehensive loss	(484)	(431)
Total stockholders' equity (deficit)	12,975	(17,612)
Total liabilities and stockholders' equity (deficit)	$202,691	$172,084

See notes to consolidated financial statements.

PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2004	2003	2002
	(In thousands, except per share data)		
Revenue	$352,791	$335,169	$325,564
Operating expenses:			
Cost of services	232,661	217,895	214,284
Selling, general and administrative	85,351	79,936	81,392
Other expenses	5,845	830	—
Operating income	28,934	36,508	29,888
Interest expense	6,825	14,646	18,069
Interest income	(525)	(297)	(471)
Loss on extinguishment of debt	5,896	6,255	—
Income before income taxes	16,738	15,904	12,290
Income tax (benefit) expense	(28,101)	27	800
Income from continuing operations	44,839	15,877	11,490
Discontinued operations (see Note 5)			
(Loss) income from discontinued operations, net of tax — Patient1	(18)	(1,316)	445
Gain on sale of Patient1, net of tax	3,784	10,417	—
Loss from discontinued operations, net of tax — Business1	(303)	(3,589)	(1,921)
Loss on sale of Business1, net of tax	(130)	(8,528)	—
Loss from discontinued operations, net of tax — Other	(14)	(872)	(1,025)
	3,319	(3,888)	(2,501)
Net income	$ 48,158	$ 11,989	$ 8,989
Net income per common share-basic:			
Income from continuing operations	$ 1.45	$ 0.52	$ 0.38
(Loss) income from discontinued operations, net of tax — Patient1	—	(0.04)	0.01
Gain on sale of Patient1, net of tax	0.12	0.34	—
Loss from discontinued operations, net of tax — Business1	(0.01)	(0.12)	(0.06)
Loss on sale of Business1, net of tax	—	(0.28)	—
Loss from discontinued operations, net of tax — Other	—	(0.03)	(0.03)
Net income per common share-basic	$ 1.56	$ 0.39	$ 0.30
Weighted average shares used in computing basic income per common share	30,843	30,594	30,061
Net income per common share-diluted:			
Income from continuing operations	$ 1.36	$ 0.49	$ 0.36
(Loss) income from discontinued operations, net of tax — Patient1	—	(0.04)	0.01
Gain on sale of Patient1, net of tax	0.11	0.32	—
Loss from discontinued operations, net of tax — Business1	(0.01)	(0.11)	(0.06)
Loss on sale of Business1, net of tax	—	(0.26)	—
Loss from discontinued operations, net of tax — Other	—	(0.03)	(0.03)
Net income per common share-diluted	$ 1.46	$ 0.37	$ 0.28
Weighted average shares used in computing diluted income per common share	33,082	32,661	31,966

See notes to consolidated financial statements.

PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2004	2003	2002
		(In thousands)	
Cash Flows From Operating Activities:			
Net income	$ 48,158	$ 11,989	$ 8,989
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	15,456	16,509	18,744
Loss from discontinued operations	465	14,305	2,501
Gain on sale of Patient1	(3,784)	(10,417)	—
Amortization of deferred financing costs	1,275	1,269	1,403
Loss on extinguishment of debt	5,896	6,255	—
Changes in assets and liabilities, excluding effects of acquisitions and divestitures:			
Restricted cash	—	4,162	337
Accounts receivable, billed	(1,303)	(4,370)	(552)
Accounts receivable, unbilled	275	129	(238)
Accounts payable	(1,315)	3,062	(2,446)
Accrued compensation	(3,502)	(1,639)	(1,144)
Accrued expenses	(1,158)	(7,177)	1,676
Deferred tax asset	(28,115)	—	—
Deferred revenue	3,793	1,962	231
Other, net	12,783	(7,568)	(6,323)
Net cash provided by continuing operations	48,924	28,471	23,178
Net cash used for discontinued operations	(434)	(10,419)	(1,283)
Net cash provided by operating activities	48,490	18,052	21,895
Cash Flows From Investing Activities:			
Purchases of property and equipment	(6,337)	(6,367)	(6,471)
Software development costs	(6,681)	(3,976)	(3,425)
Net proceeds from sale of Patient1 and Business1, net of tax	3,654	27,925	—
Acquisition, net of cash acquired	(1,141)	—	(1,561)
Other	(76)	(55)	(29)
Net cash (used for) provided by continuing operations	(10,581)	17,527	(11,486)
Net cash used for discontinued operations	—	(2,288)	(4,172)
Net cash (used for) provided by investing activities	(10,581)	15,239	(15,658)
Cash Flows From Financing Activities:			
Proceeds from borrowings	125,000	125,000	—
Treasury stock purchase	(24,999)	—	—
Proceeds from the exercise of stock options	7,398	7,969	1,071
Debt issuance costs	(6,378)	(9,797)	—
Payments of debt	(121,875)	(178,145)	(94)
Capital contribution (see Note 1)	—	—	1,969
Other	96	205	1,058
Net cash (used for) provided by financing activities	(20,758)	(54,768)	4,004
Cash and Cash Equivalents:			
Net change	17,151	(21,477)	10,241
Balance at beginning of period	25,271	46,748	36,507
Balance at end of period	$ 42,422	$ 25,271	$ 46,748

See notes to consolidated financial statements.

PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Shares	Common Stock	Paid-In Capital	Warrants	Accumulated Deficit	Treasury Stock	Deferred Stock Unit Plan Obligation	Accumulated Other Comprehensive (Loss)/income	Total Stockholders' Equity (Deficit)
					(In thousands)				
Balance at December 31, 2001	29,969	$300	$774,983	$1,495	$(826,264)	$ —	$ —	$(415)	$(49,901)
Net income	—	—	—	—	8,989	—	—	—	8,989
Foreign currency translation adjustment	—	—	—	—	—	—	—	(100)	(100)
Total comprehensive income									8,889
Exercise of stock options	194	2	1,069	—	—	—	—	—	1,071
Deferred stock unit plan activity	—	—	—	—	—	(1,045)	1,045	—	—
Capital contribution (see Note 1)	—	—	1,969	—	—	—	—	—	1,969
Balance at December 31, 2002	30,163	302	778,021	1,495	(817,275)	(1,045)	1,045	(515)	(37,972)
Net income	—	—	—	—	11,989	—	—	—	11,989
Foreign currency translation adjustment	—	—	—	—	—	—	—	84	84
Total comprehensive income									12,073
Exercise of stock options	1,159	11	7,958	—	—	—	—	—	7,969
Tax effect of exercise of stock options	—	—	318	—	—	—	—	—	318
Deferred stock unit plan activity	—	—	—	—	—	(258)	258	—	—
Balance at December 31, 2003	31,322	313	786,297	1,495	(805,286)	(1,303)	1,303	(431)	(17,612)
Net income	—	—	—	—	48,158	—	—	—	48,158
Foreign currency translation adjustment	—	—	—	—	—	—	—	(53)	(53)
Total comprehensive income									48,105
Exercise of stock options	1,002	10	7,388	—	—	—	—	—	7,398
Tax effect of exercise of stock options	—	—	68	—	—	—	—	—	68
Treasury stock purchase	—	—	—	—	—	(24,999)	—	—	(24,999)
Expiration of warrants	—	—	1,495	(1,495)	—	—	—	—	—
Other	—	—	15	—	—	—	—	—	15
Deferred stock unit plan activity	—	—	—	—	—	(208)	208	—	—
Balance at December 31, 2004	32,324	$323	$795,263	$ —	$(757,128)	$(26,510)	$1,511	$(484)	$ 12,975

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation. The consolidated financial statements include the accounts of Per-Se Technologies, Inc. and its subsidiaries ("Per-Se" or the "Company"). All intersegment accounts have been eliminated. The Hospital Services division's revenue includes intersegment revenue for services provided to the Physician Services division, which has been eliminated in total consolidated revenue. Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year presentation.

The consolidated financial statements of the Company have been presented to reflect the operations of the Hospital Services division's Patient1 clinical product line ("Patient1") and Business1-PFM patient accounting product line ("Business1") as discontinued operations. Patient1 was sold on July 28, 2003, and Business1 was sold effective January 31, 2004. Additionally, the activity related to the Medaphis Services Corporation ("MSC") and Impact Innovations Group ("Impact") businesses, which were sold in 1998 and 1999, respectively, are also reflected as discontinued operations for all periods presented. For more information about the Company's discontinued operations, refer to "Note 5 — Discontinued Operations and Divestitures" in the Company's Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements. On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123(R)"), which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"). SFAS No. 123(R) supersedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"), and amends SFAS No. 95, *Statement of Cash Flows*. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

SFAS No. 123(R) must be adopted by the Company no later than July 1, 2005. The Company expects to adopt SFAS No. 123(R) on July 1, 2005. When the Company adopts SFAS No. 123(R), it may elect the modified prospective method or the modified retrospective method. The Company has not yet determined which method it will elect upon adoption.

The Company currently accounts for share-based payments to employees using APB Opinion No. 25 and the intrinsic value method and, as a result, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)'s fair value method will have a significant impact on the Company's results of operations, although it will have no impact on the overall cash flow or financial position of the Company. The impact of adoption of SFAS No. 123(R) cannot be determined at this time because it will depend on levels of share-based payments granted in the future. Had the Company adopted SFAS No. 123(R) in prior periods, the impact would have approximated the impact of SFAS No. 123 as described below under *Stock-Based Compensation Plans*.

In September 2004, the Emerging Issues Task Force ("EITF") reached a tentative conclusion on Issue Number 04-8, *The Effect of Contingently Convertible Debt on Diluted Earnings per Share* ("EITF No. 04-8"). The EITF concluded that contingently convertible debt instruments should be included in diluted earnings per share computations regardless of whether the market price trigger has been met. The effective date of this consensus is for periods ending after December 15, 2004. In November 2004, the Company exercised its irrevocable option to pay the principal of its Convertible Subordinated Debentures in cash and therefore, EITF No. 04-8 did not have any effect on the Company's Consolidated Statements of Income.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Bad debt estimates. The Company relies on estimates to determine the bad debt expense and the adequacy of the reserve for doubtful accounts receivable. These estimates are based on the historical experience of the Company and the industry in which it operates. If the financial condition of the Company's customers deteriorated, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company actively reviews its accounts receivable and does not believe actual results will vary materially from the Company's estimates.

Accrued expenses. The Company relies on estimates to determine the amounts that are recorded in accrued expenses. Estimates of requirements for legal services and settlements expected to be incurred in connection with a loss contingency and to meet regulatory demands within the Company's business and industry are used to accrue legal expenses. Income tax accruals are estimated based on historical experience of the Company, prevailing tax rates and the current business environment. Restructuring and severance cost accruals are made using estimates of the costs required to effect the desired change within the Company.

Revenue Recognition. The Company derives revenue from services and products delivered to the healthcare industry through its two operating divisions:

Physician Services provides Connective Healthcare solutions that manage the revenue cycle for physician groups. The division provides outsourced revenue cycle management services that are targeted at hospital-affiliated and academic physician practices. Fees for these services are primarily based on a percentage of net collections on the Company's clients' accounts receivable. The division recognizes revenue and bills its customers when the customers receive payment on those accounts receivable. Contracts are typically multi-year in length and require no payment from the customer upon contract signing. Since this is an outsourced service delivered on the Company's proprietary technology, there are no license or maintenance fees to be paid by the physician group customers. The division also recognized approximately 4%, 5% and 5% of its revenue, (or 3%, 3% and 4% of total company revenue), on a monthly service fee and per-transaction basis from the MedAxxis product line, an application service provider ("ASP") physician practice management system, for the years ended December 31, 2004, 2003 and 2002, respectively. The Physician Services division does not rely, to any material extent, on estimates in the recognition of this revenue. Revenue is recognized in accordance with Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition* ("SAB No. 104").

Hospital Services provides Connective Healthcare solutions that improve revenue cycle and resource management for hospitals.

Revenue cycle management solutions primarily include services that allow a hospital's central billing office to more effectively manage its cash flow. These services include electronic and paper transactions, such as claims processing, which can be delivered via the Web or through dedicated electronic data interfaces and high-speed print and mail services. Revenue related to these transaction services are billed and recognized when the services are performed on a per transaction basis. Contracts are typically multi-year in length. The division also recognizes revenue related to direct and indirect payments it receives from payers for the electronic transmission of transactions to the payers. The division recognizes revenue on these transactions at the time the electronic transactions are sent. Revenue is recognized in accordance with SAB No. 104.

Resource management solutions include staff and patient scheduling software that enable hospitals to efficiently manage resources, such as personnel and the operating room, to reduce costs and improve their bottom line. The resource management software is sold as a one-time license fee plus implementation services and an annual maintenance fee. Contracts are typically structured to require a portion of the license fee and implementation services to be paid periodically throughout the installation process, including a portion due upon signing. For software contracts that require the division to make significant production, modification or customization changes, the division recognizes revenue for the license fee and implementation services using the percentage-of-completion method over the implementation period. The Hospital Services division relies on estimates of work to be completed to determine the amount of revenue to be recognized related to each contract. Because estimates of the extent of completion that differ from actual results could affect revenue, the division periodically reviews the estimated hours or days to complete major projects and compares these estimates to budgeted hours or days to support the revenue recognized on that project. Approximately 8%, 9% and 9% of the division's revenue (or 2%, 2% and 2% of total Company revenue) was determined using percentage-of-completion accounting for the years ended December 31, 2004, 2003, and 2002, respectively.

When the division receives payment prior to shipment or fulfillment of its significant obligations, the Company records such payments as deferred revenue and recognizes them as revenue upon shipment or fulfillment of significant obligations. An unbilled receivable is recorded when the division recognizes revenue on the percentage-of-completion basis prior to achieving a contracted billing milestone. Additionally, an unbilled receivable is recorded when revenue is earned, but the customer has not been invoiced due to the terms of the contract. For minor add-on software license sales where no significant customization remains outstanding, the fee is fixed, an agreement exists and collectibility is probable, the division recognizes revenue upon shipment. For software maintenance payments received in advance, the division defers and recognizes as revenue these payments ratably over the term of the maintenance agreement, which is typically one year. Revenue recognized on the percentage-of-completion basis is done so in accordance with AICPA Statement of Position ("SOP") 81-1, *Accounting for Performance of Construction Type and Certain Production Type Contracts.* Revenue recognized upon software shipment is done so in accordance with SOP 97-2, *Software Revenue Recognition* ("SOP 97-2").

For arrangements that include one or more elements, or multiple-element arrangements, to be delivered at a future date, revenue is recognized in accordance with SOP 97-2 as amended by SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions.* SOP 97-2, as amended, requires the Company to allocate revenue to each element in a multiple-element arrangement based on the element's respective vendor-specific objective evidence, or VSOE, of fair value. Where VSOE does not exist for all delivered elements (typically software license fees) revenue from multiple-element arrangements is recognized using the residual method. Under the residual method, if VSOE of the fair value of the undelivered elements exists, the Company defers revenue recognition of the fair value of the undelivered elements. The remaining portion of the arrangement fee is then recognized either by using the percentage-of-completion method if significant production, modification or customization is required or upon delivery, assuming all other conditions for revenue recognition have been satisfied. VSOE of fair value of maintenance services is based upon the amount charged for maintenance when purchased separately, which is the renewal rate. Maintenance services are typically stated separately in an arrangement. VSOE of fair value of professional services (i.e., implementation and consulting services not essential to the functionality of the software) is based upon the price charged when professional services are sold separately and is based on an hourly rate for professional services.

Cash and Cash Equivalents. Cash and cash equivalents include all highly liquid investments with an initial maturity of no more than three months at the date of purchase.

Restricted Cash. At December 31, 2004, and 2003, restricted cash primarily represents amounts collected on behalf of certain Physician Services and Hospital Services clients, a portion of which is held in trust until it is remitted to such clients.

Fair Value of Financial Instruments. The carrying amount of all of the Company's financial instruments approximates fair value. Additionally, the Company had unused letters of credit in the amount of $2.8 million and $3.2 million at December 31, 2004, and 2003, respectively.

Property and Equipment. Property and equipment, including equipment under capital leases, are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ten years for furniture and fixtures, three to ten years for equipment and twenty years for buildings. Leasehold improvements are recorded at cost and amortized over the remaining term of the lease or the useful life of the asset, whichever period is shorter. The Company recorded depreciation expense of approximately $7.8 million, $9.4 million and $10.9 million in 2004, 2003 and 2002, respectively.

Goodwill. Goodwill represents the excess of the cost of businesses acquired and the value of their workforce in the Physician Services division in 1995 and the Hospital Services division from 1995 to 2001 over the fair market value of their identifiable net assets. The Company performs a periodic review of its goodwill and other indefinite lived intangible assets for impairment as of December 31 each year. The Company's initial impairment and periodic review of its goodwill and other indefinite lived intangible assets were based upon a discounted future cash flow analysis that included revenue and cost estimates, market growth rates and appropriate discount rates. As of December 31, 2004, and 2003, the Company did not identify an impairment of goodwill or indefinite-lived intangible assets as a result of the review.

Trademarks. Trademarks represent the value of the trademarks acquired in the Hospital Services division from 2000 to 2001. The Company expects the trademarks to contribute to cash flows indefinitely and therefore deems the trademarks to have indefinite useful lives.

Client Lists. Client lists represent the value of clients acquired in the Physician Services division from 1992 to 1996 and the Hospital Services division from 1995 to 2004. The Company amortizes client lists over their estimated useful lives, which range from five to ten years.

Developed Technology. Developed technology represents the value of the systems acquired in the Hospital Services division from 2000 to 2001. The Company amortizes these intangible assets over their estimated useful lives of five years.

Software Development Costs. Software development includes costs incurred in the development or the enhancement of software in the Physician Services and Hospital Services divisions for resale or internal use.

Software development costs, related to external use software, are capitalized upon the establishment of technological feasibility for each product and capitalization ceases when the product or process is available for general release to customers. Technological feasibility is established when all planning, designing, coding and testing activities required to meet a product's design specifications are complete. The Company amortizes external use software development costs over the greater of the ratio that current revenues bear to total and anticipated future revenues for the applicable product or the straight-line method over the estimated economic lives of the assets, which are generally three to five years. The Company monitors the net realizable value of all capitalized external use software development costs to ensure that it can recover its investment through margins from future sales.

Software development costs, related to internal use software, are capitalized after the preliminary project stage is complete, when management with the relevant authority authorizes and commits to the funding of the software project, when it is probable that the project will be completed and when the software will be used to perform the function intended. Capitalization ceases no later than the point at which the project is substantially complete and ready for its intended use. The Company expenses software development costs, related to internal use software, as incurred during the planning and post-implementation phases of development. The Company amortizes internal-use software on a straight-line basis over its estimated useful life, generally five years.

Research and Development Costs. The Company expenses research and development costs as incurred. The Company recorded research and development costs of approximately $8.3 million, $8.0 million and $10.1 million in 2004, 2003 and 2002, respectively. These amounts are included in Selling, General and Administrative expenses in the Company's Consolidated Statements of Income.

Advertising Costs. The Company expenses advertising costs as incurred. The Company recorded advertising costs of approximately $0.7 million, $0.7 million and $0.3 million in 2004, 2003 and 2002, respectively.

Shipping and Postage Costs. The Company expenses shipping and postage costs as incurred. These costs are primarily incurred related to providing print and mail services to customers, which are billed to the customer and included in revenue. The Company recorded shipping and postage costs of approximately $23.8 million, $19.3 million and $20.5 million in 2004, 2003 and 2002, respectively. These amounts are included in Cost of Services in the Company's Consolidated Statements of Income.

Stock-Based Compensation Plans. In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*("SFAS No. 148"). SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002 and for interim periods beginning after December 15, 2002. The annual disclosure requirements of SFAS No. 148 were adopted by the Company on January 1, 2003. As previously discussed, SFAS No. 123(R) was issued on December 16, 2004, with an effective date of no later than July 1, 2005. The Company expects to adopt SFAS 123(R) on July 1, 2005.

At December 31, 2004, the Company has four stock-based compensation plans described more fully in Note 14. The Company accounts for its stock-based compensation plans under APB Opinion No. 25. No stock-based compensation cost is reflected in the Company's Consolidated Statement of Income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation.

	Year Ended December 31,		
	2004	2003	2002
	(in thousands, except per share data)		
Net income as reported	$48,158	$11,989	$8,989
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4,334)	(4,210)	(5,288)
Pro forma net income	$43,824	$ 7,779	$3,701
Net income per common share:			
Basic — as reported	$ 1.56	$ 0.39	$ 0.30
Basic — pro forma	$ 1.42	$ 0.25	$ 0.12
Diluted — as reported	$ 1.46	$ 0.37	$ 0.28
Diluted — pro forma	$ 1.32	$ 0.24	$ 0.12

Legal Costs. The Company expenses ordinary legal and administrative fees, costs and expenses as incurred. Legal and administrative fees, costs, expenses, damages or settlement losses for specific legal matters that the Company determines to be probable are accrued at such time when they are reasonably estimable.

Income Taxes. The Company recognizes deferred income taxes for the tax consequences of "temporary differences" between financial statement carrying amounts and the tax bases of existing assets and liabilities. The Company determines deferred tax assets and liabilities by reference to the tax laws and changes to such laws. Management includes the consideration of future events in assessing the likelihood that the Company will realize tax benefits. See Note 16 where the Company discusses the realizability of the deferred tax assets.

Net Income Per Share. Net income per common share-basic is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the period. Net income per common share-diluted reflects the potential dilution that could occur from common shares issuable through stock options and warrants. The following sets forth the computation of basic and diluted net income per common share (in thousands, except per share data):

	Year Ended December 31,		
	2004	2003	2002
Net income	$48,158	$11,989	$ 8,989
Common shares outstanding:			
Shares used in computing net income per common share-basic	30,843	30,594	30,061
Effect of potentially dilutive stock options and warrants	2,239	2,067	1,905
Shares used in computing net income per common share-diluted	33,082	32,661	31,966
Net income per common share:			
Basic	$ 1.56	$ 0.39	$ 0.30
Diluted	$ 1.46	$ 0.37	$ 0.28

Options and warrants to purchase 1.6 and 2.5 million shares of common stock outstanding during 2004 and 2003, respectively, were excluded from the computation of diluted earnings per share because the exercise prices were greater than the average market price of the common shares, and therefore, the effect would have been antidilutive.

Capital Contribution. The Company recorded an approximately $2 million capital contribution paid to the Company in November 2002 as a result of recovering short-swing profits from an outside stockholder in accordance with Section 16(b) of the Securities Exchange Act of 1934. Section 16(b) provides that any profit realized by an insider (defined as an officer, director or principal stockholder of an issuer) from any purchase and sale, or any sale and purchase, of an equity security of the issuer within any period of less than six months are recoverable by the issuer, irrespective of the intention of the insider in entering into such transaction.

Foreign Currency Translation and Comprehensive (Loss) Income. The functional currency of the Company's operations outside of the United States is the local country's currency. Consequently, assets and liabilities of operations outside the United States are translated into dollars using exchange rates at the end of each reporting period. Revenue and expenses are translated at the average exchange rates prevailing during the period. Cumulative translation gains and losses are reported in accumulated other comprehensive (loss) income. For the years ended December 31, 2004, 2003 and 2002, the only component of other comprehensive loss is the net foreign currency translation, which was ($0.1) million, $0.1 million and ($0.1) million, respectively.

Guarantees. In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN No. 45"). FIN No. 45 requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. FIN No. 45 also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. FIN No. 45 does not have a material effect on the Company's consolidated financial statements for the year ended December 31, 2004. Certain of the Company's sales agreements contain infringement indemnity provisions that are covered by FIN No. 45. Under these sales agreements, the Company agrees to defend and indemnify a customer in connection with infringement claims made by third parties with respect to the customer's authorized use of the Company's products and services. The indemnity obligations contained in sales agreements generally have no specified expiration date and generally limit the award to the amount of fees paid. The Company has not previously incurred costs to settle claims or pay awards under these indemnification obligations. Also, the Company maintains membership in a group captive insurance company for its workers compensation insurance. The member companies agree to jointly insure the group's liability risks up to a certain threshold. As a member, the Company guarantees to pay an assessment, if an assessment becomes due, as a result of insured losses by its members. This guarantee will never exceed a percentage of the Company's loss funds (an amount that is based on the Company's insured five-year loss history). Based on the Company's historical experience, the Company does not anticipate such an assessment, however, the Company has issued letters of credit to the group captive insurance company. At December 31, 2004 and 2003, the Company had outstanding letters of credit to the group captive insurance company amounting to approximately $1.5 million and $0.9 million respectively. As a result, the Company's estimated fair value of the infringement indemnity provision obligations and the captive insurance guarantee is nominal.

Related Party Transactions. In November 2000, pursuant to the employment agreement between the Company and Philip M. Pead, the Company's Chairman of the Board, Chief Executive Officer, and President, the Company entered into a promissory note agreement with Mr. Pead for $250,000. This amount is included in Other assets in the accompanying consolidated balance sheets at December 31, 2004 and 2003. The loan is secured by an aggregate of 74,000 shares of Common Stock, which Mr. Pead purchased in the open market with the proceeds of the note, and is payable in full upon the earlier to occur of the termination of Mr. Pead's employment or the sale of all or any part of those shares. Any overdue payment on the loan bears interest at a rate equal to the rate of interest then imputed by the Internal Revenue Service plus 4% per annum, or the maximum rate permitted by law, whichever is lower. Because the shares were purchased in the open market by Mr. Pead, and the note only bears interest in the event of an overdue payment, the Company did not record any compensation expense associated with this arrangement at inception, and has not recorded any compensation expense in any subsequent period.

2. Other Expenses

Additional Procedures

As a result of allegations of improprieties made during 2003 and 2004, the Company's external auditors advised the Company and the Audit Committee of the Board of Directors that additional procedures should be performed related to the allegations. These additional procedures were required due to Statement of Auditing Standards No. 99, *Consideration of Fraud in a Financial Statement Audit,* that became effective for periods beginning on or after December 15, 2002. Due to the volume and, in some cases, vague nature of many of the allegations, the scope of the additional procedures was broad and extensive. The additional procedures included the review of certain of the Company's revenues, expenses, assets and liabilities accounts for the years 2001 through 2003.

The Company recorded costs related to the additional procedures totaling approximately $6.3 million during the year ended December 31, 2004, and included these costs in other expenses in the Company's Consolidated Statements of income. In Note 18, these expenses are classified in the Corporate segment.

Gain on Settlement with Lloyd's

On May 10, 2004, the Company reached a settlement with the Company's former insurance carrier, Certain Underwriters at Lloyd's of London (collectively "Lloyd's"). On July 7, 2004, pursuant to the settlement, as amended, Lloyd's paid the Company $16.2 million in cash. As of the payment date, the Company had an approximately $14.7 million receivable from Lloyd's and recognized a gain of approximately $1.5 million on the settlement for the year ended December 31, 2004.

Executive Office Relocation

On July 30, 2004, the Company relocated its principal executive office to Alpharetta, Georgia. The Company entered into a noncancelable operating lease for that office space commencing July 1, 2004, which will expire in June 2014. While the new landlord will assume the payments for the lease of the Company's former corporate office space, the Company recorded a non-cash expense related to the lease expense of approximately $1.0 million upon its exit of the former office facility. Amounts received from the landlord are considered incentives, which were recorded as a liability and are being amortized over the lease term.

Other

In 2003, the Company recorded net expenses of $0.5 million for severance costs related to the realignment of the Company into the Physician Services and Hospital Services divisions. Additionally in 2003, the Company incurred approximately $0.3 million of restructuring expenses related to the realignment of the Company into the Physician Services and Hospital Services divisions.

3. Physician Services Agreement

The Physician Services division signed an agreement ("the Agreement") in 2004 with a customer to provide physician practice management services. Under the Agreement, Physician Services and the customer agreed to certain performance goals. The performance goals will be measured on an interim basis through February 28, 2009. At each interim measurement period, Physician Services will determine if the performance goals for that period have been achieved.

If Physician Services achieves the performance goal for an interim measurement period, Physician Services will recognize revenue as a percentage of the customer's net collections pursuant to its standard revenue recognition practice. If the Physician Services division does not achieve the performance goal for an interim measurement period, revenue will not be recognized to the extent the goal is not achieved.

4. Acquisitions

On May 28, 2004, the Company entered into a five-year contract to provide print and mail services for a new customer. As part of the transaction, the Company purchased substantially all of the production assets and personnel of that customer's hospital and physician patient statement and paper claims print and mail business for cash consideration of approximately $1.1 million. In addition, the Company recorded acquisition liabilities of approximately $1.0 million associated with the transaction.

The Company recorded the acquisition using the purchase method of accounting and, accordingly, has preliminarily allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair market value at the date of acquisition. Approximately $1.9 million of the purchase price was allocated to a finite-lived intangible asset with a five-year life. The remaining $0.2 million of the purchase price was allocated to tangible assets acquired. The operating results of the acquisition are included in the Company's Consolidated Statements of Income from the date of acquisition in the Hospital Services division. The Company has not yet obtained all the information related to acquisition liabilities required to finalize the purchase price allocation.

The pro-forma impact of this acquisition was immaterial to the financial statements of the Company and therefore has not been presented.

On April 27, 2001, the Company acquired all of the assets of Virtual Information Systems, Inc. ("VIS") for consideration of $7.0 million in cash. The purchase agreement also provided for a purchase price adjustment of up to $1.5 million payable in cash should VIS meet certain financial targets over the twelve months following the date of acquisition. As of December 31, 2001, the Company had recorded the purchase price adjustment of $1.5 million. During the first quarter of 2002, VIS met the financial targets in the purchase agreement and accordingly, on May 10, 2002, the payment for the purchase price adjustment of $1.5 million was made. VIS' core product, Virtual Processing Systems, is an automated remittance processing solution for hospitals, which ensures accurate and efficient processing of cash collections and payment of denial management codes.

On February 9, 2000, the Company acquired the outstanding capital stock of Knowledgeable Healthcare Solutions, Inc. ("KHS") for consideration of $3.1 million, consisting of $1.1 million cash and approximately 236,000 shares, or $2.0 million, of the Company's Common Stock. In addition, the purchase agreement provided for a purchase price adjustment of up to $6.0 million, which was recorded in December 2000, payable in cash and the Company's Common Stock, should KHS meet certain operational targets over the three years from the date of acquisition.

The Company recorded the KHS acquisition using the purchase method of accounting and, accordingly, allocated the purchase price to the assets acquired and the liabilities assumed based on their estimated fair market value at the date of acquisition. Approximately $8.9 million of the purchase price was allocated to goodwill and prior to adoption of SFAS No. 142, *Goodwill and Other Intangible Assets,* a portion of which was being amortized using the straight-line method over five years. In February 2003, the Company determined that KHS would not meet its purchase agreement operational targets and reduced the purchase price allocation to goodwill by approximately $5.9 million.

5. Discontinued Operations and Divestitures

In June 2003, the Company announced that it agreed to sell Patient1 to Misys Healthcare Systems, a division of Misys plc ("Misys") for $30 million in cash. Patient1 was the Company's only clinical product line, and its sale allowed the Company to better focus on optimizing reimbursement and improving administrative efficiencies for physician practices and hospitals. The sale was completed on July 28, 2003, and the Company recognized a gain on the sale of Patient1 of approximately $10.4 million, net of taxes of approximately $0.5 million, subject to closing adjustments. Net proceeds on the sale of Patient1 were approximately $27.9 million, subject to closing adjustments. The Company and Misys entered into binding arbitration regarding the final closing adjustments, and on May 21, 2004, the arbitrator awarded the Company approximately $4.3 million. On June 1, 2004, the Company received payment of approximately $4.5 million, which included interest of approximately $0.2 million. The Company recognized an additional gain on sale of approximately $3.8 million, net of taxes of approximately $0.2 million, in 2004.

In September 2003, the Company initiated a process to sell Business1. As with the sale of Patient1, the discontinuance of Business1 allowed the Company to focus resources on solutions that provide meaningful, strategic returns for the Company, its customers and its shareholders. Pursuant to SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"), the Company wrote down the net assets of Business1 to fair market value, less costs to sell, and incurred an $8.5 million expense. The Company completed the sale of Business1 effective January 31, 2004, to a privately held company for $0.6 million, which will be received in three payments through June 2006. No cash consideration was received at closing or through December 31, 2004.

Pursuant to SFAS No. 144, the consolidated financial statements of the Company have been presented to reflect Patient1 and Business1 as discontinued operations for all periods presented. Summarized operating results for the discontinued operations are as follows:

	Year Ended December 31,								
	2004			2003			2002		
	Patient1	Business1	Total	Patient1	Business1	Total	Patient1	Business1	Total
	(In thousands)								
Revenue	$ —	$ 106	$ 106	$15,247	$ 474	$15,721	$25,855	$ 2,498	$28,353
(Loss) income from discontinued operations before income taxes	$(18)	$(303)	$(321)	$(1,270)	$(3,589)	$(4,859)	$ 888	$(1,921)	$(1,033)
Income tax expense	—	—	—	46	—	46	443	—	443
(Loss) income from discontinued operations, net of tax	$(18)	$(303)	$(321)	$(1,316)	$(3,589)	$(4,905)	$ 445	$(1,921)	$(1,476)

The assets and liabilities for the discontinued operations at December 31, 2003, were $129,000 and $422,000, respectively. There were no assets and liabilities for the discontinued operations at December 31, 2004.

On November 30, 1998, the Company completed the sale of its MSC business segment. In 1999, the Company completed the sale of both divisions of its Impact business segment.

In October of 2001, the Company received $1.0 million in cash from the buyer of the government division of Impact when the term of the purchase agreement escrow expired. This amount was recognized through discontinued operations. In May of 2001, the Company received an insurance settlement related to a matter filed against the commercial division of Impact of approximately $3.0 million, which was recognized through discontinued operations. The Company continues to pursue claims against a former vendor of this division for damages incurred in this matter.

For the year ended December 31, 2002, the Company expensed $0.7 million through discontinued operations to reflect an agreement resolving an indemnification claim by NCO Group, Inc. ("NCO"), the buyer of the Company's MSC division. When NCO bought MSC, the Company agreed to indemnify NCO for limited periods of time in the event NCO incurred certain damages related to MSC. NCO incurred such damages in connection with an alleged environmental liability of MSC, and the Company agreed to reimburse NCO for a portion of those damages, in satisfaction of the Company's indemnification obligation. The Company paid NCO $0.3 million, including interest of approximately $0.1 million, on September 16, 2002, and 2004. The Company intends to pay the remaining balance of $0.2 million, plus interest at the then-current prime rate, to NCO, in the third quarter of 2005.

The limited periods of time for which the Company agreed to indemnify NCO for most types of claims related to MSC have passed without the assertion by NCO of any other significant claims. These limitations do not apply to a small number of other types of potential claims to which statutory limitations apply, such as those involving title to shares, taxes and billing and coding under Medicare and Medicaid; however, management believes that such other types of claims are unlikely to occur.

During the years ended December 31, 2004, 2003 and 2002, the Company also incurred expenses of approximately $14,000, $0.9 million and $0.3 million, respectively, which were primarily legal costs, associated with MSC and Impact. Pursuant to SFAS No. 144, the consolidated financial statements of the Company have been presented to reflect the activity associated with MSC and Impact as discontinued operations for all periods presented.

The net operating results of these segments have been reported in the Consolidated Statements of Income as "(Loss) income from discontinued operations, net of tax — Other" and the net cash flows have been reported in the Consolidated Statements of Cash Flows as "Net cash used for discontinued operations."

6. Restructuring Expenses

In early 1995, the Company initiated a reengineering program focused upon its billing and accounts receivable management operations (the "Reengineering Project"). As part of the Physician Services Restructuring Plan, the Company recorded restructuring reserves in 1995 through 1996. In 1996, the Company abandoned its Reengineering Project. The Company periodically reevaluates the adequacy of the reserves established for the Physician Services Restructuring Plan. In 1997 and 1999 the Company recorded an additional expense of $1.7 million and $0.3 million, respectively, for lease termination costs.

A description of the type and amount of restructuring costs, recorded at the commitment date and subsequently incurred for the restructurings discussed above, is as follows:

	Reserve Balance January 1, 2002	Costs Paid or Otherwise Settled	Reserve Balance December 31, 2002	Costs Paid or Otherwise Settled	Reserve Balance December 31, 2003	Costs Paid or Otherwise Settled	Reserve Balance December 31, 2004
				(in thousands)			
Lease termination costs	$2,338	$(358)	$1,980	$(550)	$1,430	$(326)	$1,104

The terminated leases have various expiration dates through 2011. The estimated lease termination costs to be incurred within the next 12 months are classified in Accrued expenses in the Company's Consolidated Balance Sheets. The estimated lease termination costs to be incurred beyond the next 12 months are classified in Other obligations in the Company's Consolidated Balance Sheets.

7. Property and Equipment

Property and equipment consists of the following:

	As of December 31, 2004	As of December 31, 2003
	(in thousands)	
Land	$ 590	$ 590
Buildings	2,751	2,751
Furniture and fixtures	14,876	15,886
Equipment	106,539	110,443
Equipment under capital leases	625	—
Leasehold improvements	6,250	6,101
	131,631	135,771
Less accumulated depreciation	(116,119)	(119,337)
	$ 15,512	$ 16,434

8. Intangible Assets

Intangible assets consist of the following:

	As of December 31,	
	2004	2003
	(in thousands)	
Goodwill	$39,057	$39,057
Client lists	46,181	44,308
Developed technology	4,616	4,616
Trademarks	1,316	1,316
Software development costs	25,794	19,112
	116,964	108,409
Less accumulated amortization	(63,631)	(56,073)
	$53,333	$52,336

On May 28, 2004, the Company entered into a five-year contract to provide print and mail services for a new customer. As part of the transaction, the Company purchased substantially all of the production assets and personnel of that customer's hospital and physician patient statement and paper claims print and mail. The Company recorded the acquisition using the purchase method of accounting and, accordingly, has preliminarily allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair market value at the date of acquisition. Approximately $1.9 million of the purchase price was allocated to a finite-lived intangible asset with a five-year life.

Expenditures on capitalized software development costs were approximately $6.7 million, $4.0 million and $3.4 million in 2004, 2003 and 2002, respectively. Amortization expense related to the Company's capitalized software costs totaled $2.6 million, $2.1 million and $2.0 million in 2004, 2003 and 2002, respectively. The unamortized balance of software development costs at December 31, 2004 and 2003 was $11.2 million and $6.9 million, respectively. The Company amortizes software development costs using the straight-line method over the estimated useful lives of the assets, which are generally three to five years.

The acquisition related intangible asset amortization expense estimated as of December 31, 2004, for the five years following 2004 and thereafter is as follows (in thousands):

2005	$4,352
2006	1,196
2007	776
2008	776
2009	559
Thereafter	370
	$8,029

9. Accrued Expenses

Accrued expenses consist of the following:

	As of December 31,	
	2004	2003
	(in thousands)	
Accrued restructuring and severance costs, current	$ 262	$ 357
Accrued legal and accounting costs	3,494	4,032
Accrued legal settlements — Lloyd's related	400	5,200
Accrued taxes	1,301	1,869
Funds due clients	3,107	3,026
Accrued costs of businesses acquired	502	159
Other	5,562	4,825
	$14,628	$19,468

10. Long-Term Debt

Long-term debt consists of the following:

	As of December 31,	
	2004	2003
	(in thousands)	
Term Loan B due September 11, 2008, weighted average interest rate of 5.73% in 2003	$ —	$121,875
3.25% Convertible Subordinated Debentures due 2024	125,000	—
Capital lease obligations, weighted average effective interest rate of 3.1% in 2004	625	—
	125,625	121,875
Less current portion	(98)	(12,500)
	$125,527	$109,375

On February 20, 1998, the Company issued $175 million of 9½ Senior Notes due 2005 (the "Notes"). On March 17, 2003, the Company repurchased $15.0 million of the Notes at par plus accrued interest of approximately $0.1 million. The Company wrote off approximately $0.2 million of deferred debt issuance costs associated with the original issuance of the Notes related to this repurchase, which is included in loss on extinguishment of debt in the Company's Consolidated Statements of Income for the year ended December 31, 2003.

On August 12, 2003, the Company commenced a cash tender offer for its then-outstanding $160 million of Notes (the "Tender Offer"). On September 11, 2003, the Company repurchased $143.6 million of the Notes that were tendered at the redemption price of 102.625% of the principal amount, as required under the Indenture governing the Notes, and accrued interest of approximately $1.0 million. The remaining $16.4 million of the Notes were retired on September 18, 2003, through a call initiated by the Company on August 12, 2003, at the redemption price of 102.375% of the principal amount plus accrued interest of approximately $10,000 (the "Call"). The Company wrote-off approximately $1.4 million of deferred issuance costs associated with the original issuance of the Notes related to their retirement through the Tender Offer and the Call, which are included in loss on extinguishment of debt in the Company's Consolidated Statements of Income. In addition, the Company incurred expenses associated with the retirement of the Notes of approximately $4.7 million, including the Tender Offer premium and the Call premium which are also included in loss on extinguishment of debt in the Company's Consolidated Statements of Operations.

On September 11, 2003, the Company entered into a $175 million Credit Agreement (the "Credit Agreement"), consisting of a $125 million Term Loan B (the "Term Loan B") and a $50 million revolving credit facility (the "Revolving Credit Facility"). The Company had approximately $118.8 million outstanding under the Term Loan B as of June 30, 2004, under a LIBOR-based interest contract bearing interest at 5.36%. The Company has had no borrowings outstanding under the Revolving Credit Facility since its inception.

On June 30, 2004, the Company issued $125 million aggregate principal amount of 3.25% Convertible Subordinated Debentures due 2024 (the "Debentures") to qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933, as amended. As originally issued, the Debentures were convertible into shares of the Company's Common Stock at an initial conversion rate of 56.0243 shares per $1,000 principal amount (a conversion price of approximately $17.85) once the Company's Common Stock share price reaches 130% of the conversion price, or a share price of approximately $23.20. In November 2004, the Company exercised its irrevocable option to pay the principal of Debentures submitted for conversion in cash. The Company will satisfy any amount above the conversion trigger price of $17.85 through the issuance of Common Stock. The Debentures mature on June 30, 2024, and are unsecured. Interest on the Debentures is payable semiannually at the rate of 3.25% per annum on June 30 and December 30 of each year, beginning on December 30, 2004. The Company may redeem the Debentures either in whole or in part beginning July 6, 2009. The holders may require the Company to repurchase the Debentures on June 30, 2009, 2014 and 2019 or upon a fundamental change, as defined in the Indenture governing the Debentures. The Company used the proceeds from issuance of the Debentures, together with cash on hand, to retire the $118.8 million outstanding under the Term Loan B, as well as to repurchase, for approximately $25 million, an aggregate of approximately 2.0 million shares of the Company's outstanding common stock, at the market price of $12.57 per share, in negotiated transactions concurrently with the Debentures offering. In addition, the Company incurred expenses associated with the retirement of the Term Loan B of approximately $5.9 million, which included the write-off of approximately $3.5 million of deferred debt issuance costs, and which is classified as loss on extinguishment of debt in the Company's Consolidated Statements of Income.

In connection with the sale of the Debentures, the Company agreed to file with the SEC, within 90 days after the original issuance of the Debentures, a shelf registration statement with respect to the resale of the Debentures and the common stock issuable upon conversion of the Debentures. The Company agreed to use commercially reasonable efforts to cause the shelf registration statement to become effective within 210 days after the original issuance of the Debentures. On September 15, 2004, the Company filed the shelf registration statement with the SEC. On March 14, 2005, the shelf registration became effective. Since the Company was unable to cause the shelf registration statement to become effective within 210 days after original issuance of the Debentures, the Company is required to pay an additional 0.25% of interest on the Debentures from January 26, 2005, through the effective date of the shelf registration statement, March 14, 2005. The Company expects to pay approximately $42,000 of additional interest to holders of the Debentures for the period from January 26, 2005 through March 14, 2005.

On June 30, 2004, the Company also amended the Revolving Credit Facility to increase its capacity from $50 million to $75 million, to extend its maturity to three years, and to lower the interest rate from LIBOR plus amounts ranging from 3.0% to 3.5% to LIBOR plus amounts ranging from 2.5% to 3.0%. The Company did not incur any borrowings under the Revolving Credit Facility in connection with the retirement of the Term Loan B or the share repurchase. The Company intends to use the Revolving Credit

Facility, as needed, for future investments in operations, including capital expenditures, strategic acquisitions, to secure its letters of credit, as needed, and other general corporate purposes. The Company has not incurred any borrowings under the Revolving Credit Facility as of December 31, 2004.

All obligations under the Revolving Credit Facility are fully and unconditionally guaranteed, on a senior secured basis, jointly and severally by all of the Company's present and future domestic and material foreign subsidiaries (the "Subsidiary Guarantors"). The financial statements of the Subsidiary Guarantors have not been presented, as all subsidiaries, except for certain minor foreign subsidiaries, have provided guarantees, and the parent company does not have any significant operations or assets separate from its investment in those subsidiaries. Any non-guarantor subsidiaries are minor individually and in the aggregate to the Company's consolidated financial statements. There are no restrictions on the Subsidiary Guarantors that would prohibit the transfer of funds or assets to the parent company by dividend or loan.

The Revolving Credit Facility contains financial and other restrictive covenants, including, without limitation, those restricting additional indebtedness, lien creation, dividend payments, asset sales and stock offerings, and those requiring a minimum net worth, maximum leverage and minimum fixed charge coverage, each as defined in the Revolving Credit Facility. The Company was in compliance with all applicable covenants as of December 31, 2004.

The Company's policy is to amortize debt issuance costs using the straight-line method over the life of the debt agreement. Amortization expense related to debt issuance costs on the Notes, the Revolving Credit Facility, Credit Agreement and the Debentures for the years ended 2004, 2003, and 2002 were $1.3 million, $1.5 million and $1.4 million, respectively.

The aggregate maturities of long-term debt, including capital leases, are as follows at December 31, 2004 (in thousands):

2005	$ 98
2006	120
2007	124
2008	128
2009	132
Thereafter	125,023
	$125,625

The Company's capital leases consist principally of leases for equipment. As of December 31, 2004, the net book value of equipment subject to capital leases totaled $0.6 million.

11. Lease Commitments

The Company leases office space and equipment under noncancelable operating leases, which expire at various dates through 2011. Rent expense was $14.1 million, $14.4 million and $14.8 million for the years ended December 31, 2004, 2003, and 2002, respectively.

Future minimum lease payments under noncancelable operating leases are as follows (in thousands):

2005	$10,849
2006	7,530
2007	6,085
2008	4,257
2009	3,762
Thereafter	8,407
	$40,890

12. Legal Matters

Pending Legal Matters

The Company is subject to claims, litigation and official billing inquiries arising in the ordinary course of its business. These matters include, but are not limited to, lawsuits brought by former customers with respect to the operation of the Company's business. The Company has also received written demands from customers and former customers that have not resulted in legal action. Within the Company's industry, federal and state civil and criminal laws govern medical billing and collection activities. These laws provide for various fines, penalties, multiple damages, assessments and sanctions for violations, including possible exclusion from federal and state healthcare payer programs.

The Company believes that it has meritorious defenses to the claims and other issues asserted in pending legal matters; however, there can be no assurance that such matters or any future legal matters will not have an adverse effect on the Company. Amounts of awards or losses, if any, in pending legal matters have not been reflected in the financial statements unless probable and reasonably estimable.

Settled Legal Matters

On May 10, 2004, the Company reached a settlement with the Company's former insurance carrier, Lloyd's. In the settlement, Lloyd's agreed to pay the Company $20 million in cash by July 9, 2004. Lloyd's also agreed to defend, settle or otherwise resolve, at their expense, the two remaining pending claims covered under the errors and omissions ("E&O") policies issued to the Company by Lloyd's. In exchange, the Company provided Lloyd's with a full release of all E&O and directors and officers and company reimbursement ("D&O") policies. The California Superior Court retained jurisdiction to enforce any aspect of the settlement agreement.

As of the settlement date, the Company had an $18.3 million receivable from Lloyd's, of which approximately $4.9 million represented additional amounts to be paid by the Company under prior E&O settlements covered by Lloyd's. Effective on May 12, 2004, as a result of negotiations among the Company, Lloyd's, and a party to a prior E&O settlement with the Company, the Lloyd's settlement was amended to reduce by $3.8 million the additional amounts to be paid by the Company under the prior E&O settlements covered by Lloyd's. This amendment reduced the amount of cash payable by Lloyd's to the Company in the settlement from $20 million to $16.2 million, and reduced the amount of the Company's receivable from Lloyd's by $3.8 million. On July 7, 2004, pursuant to the settlement, as amended, Lloyd's paid the Company $16.2 million in cash. As of the payment date, the Company had an approximately $14.7 million receivable from Lloyd's and recognized a gain of approximately $1.5 million on the settlement in the year ended December 31, 2004.

13. Stockholders' Rights Plan

On January 21, 1999, the Board approved a stockholders' rights agreement (the "Rights Agreement"). Pursuant to the Rights Agreement, the Company declared a dividend of one right for each outstanding share of Common Stock to stockholders of record at the close of business on February 16, 1999. Each right entitles the registered holder to purchase from the Company a unit (a "Unit") consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value, at a purchase price of $75 per Unit.

Initially, the rights are deemed to be attached to certificates representing all outstanding shares of Common Stock, and they are not represented by separate rights certificates. Subject to certain exceptions specified in the Rights Agreement, the rights will separate from the Common Stock and become exercisable upon the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Stock or (ii) 10 business days following the commencement of a tender offer for the Common Stock.

In the event that a person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock that the independent directors of the Company determine to be fair and otherwise in the best interests of the Company and its stockholders (after receiving advice from one or more investment banking firms), each holder of a right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the right (i.e., $150 per Unit).

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Common Stock (or other consideration) of the Company, or for common stock of the acquiring company, or in the event of the redemption of the rights as set forth above. As of December 31, 2004 and 2003, no rights have become exercisable under this agreement.

On May 4, 2000, the Company amended the Rights Agreement to provide that the meaning of the term "Acquiring Person" shall not include Basil P. Regan and Regan Partners, L.P. (collectively, "Regan Fund Management"), so long as Regan Fund Management does not become the beneficial owner of 20% or more of the outstanding shares of Common Stock. Effective March 6, 2002, the Company amended the Rights Agreement to rescind the May 4, 2000, amendment, thereby making Regan Fund Management subject to the 15% beneficial ownership threshold described above. On March 10, 2003, the Company amended the Rights Agreement to provide that the term "Acquiring Person" shall not include ValueAct Capital Partners, L.P. ("ValueAct Partners"), ValueAct Capital Partners II, L.P. ("ValueAct Partners II"), ValueAct Capital International, Ltd. ("ValueAct International"), VA Partners, L.L.C. ("VA Partners"), Jeffrey W. Ubben, George F. Hamel, Jr., and Peter H. Kamin (ValueAct Partners, ValueAct Partners II, ValueAct International, VA Partners and Messrs. Ubben, Hamel and Kamin, and their affiliates, collectively, ("ValueAct"), so long as ValueAct does not become the Beneficial Owner of 20% or more of the then outstanding shares of Common Stock. As of December 31, 2004, and 2003, ValueAct was the beneficial owner of approximately 17.7% and 17.1%, respectively, of the outstanding shares of Common Stock.

On February 18, 2005, the Company amended the Rights Agreement to remove Section 23(c) thereof (the "slow hand" provision) in its entirety. Section 23(c) previously provided that if, within 180 days of a public announcement by a third party of an intent or proposal to engage in an acquisition of or business combination with the Company or otherwise to become an Acquiring Person there was an election of directors resulting in a majority of the Board being comprised of persons who were not nominated by the Board in office immediately prior to such election, then following the effectiveness of such election, the rights could not be redeemed for a period of 180 days unless (1) the rights were otherwise then redeemable absent the provisions of paragraph 23(c) and (2) the Board fulfilled certain specified procedural obligations.

This amendment also amended and restated Section 29 of the Rights Agreement to create a three-year independent director evaluation ("TIDE") Committee, consisting of independent members of the Board, that will review and evaluate the Rights Agreement at least once every three years to consider whether the maintenance of the Rights Agreement continues to be in the best interest of the Company, its stockholders and other relevant constituencies of the Company. The TIDE Committee may also review and evaluate the Rights Agreement if (1) any person has made an acquisition proposal to the Company or its stockholders, or taken any other action that could cause such person to become an Acquiring Person, and (2) a majority of the members of the TIDE Committee deems such review and evaluation appropriate after giving due regard to all relevant circumstances.

14. Common Stock Options and Stock Awards

The Company has several stock option plans including a Non-Qualified Stock Option Plan, a Non-Qualified Stock Option Plan for Employees of Acquired Companies and a Non-Qualified Stock Option Plan for Non-Executive Employees. Options expire ten to eleven years after the date of grant and generally vest over a three-to-five year period. The total number of options available for future grant under these stock option plans was approximately 0.8 million at December 31, 2004.

The Company also has a Non-Qualified Non-Employee Director Stock Option Plan (the "Director Plan") for non-employees who serve on the Company's Board of Directors. The Director Plan provides for an initial grant of 10,000 options at a strike price equal to the average of the fair market values for the five trading days prior to the date of the grant. Additionally, each non-employee director receives an annual grant of 10,000 options at each subsequent annual meeting in which the non-employee director is a member of the Board of Directors. All options granted under the Director Plan originally vested over a five-year period and expired eleven years from the date of grant. On April 1, 1999, the Director Plan was amended so that all future options granted under the Director Plan fully vest as of the date of grant but are not exercisable until one year after the date of grant. As of December 31, 2004, the Company had 148,543 options available for future grant under this plan.

In June of 1999, in connection with the settlement with the former shareholders of Medical Management Sciences, Inc., the Company issued warrants to purchase 166,667 shares of Common Stock. These warrants expired unexercised on June 25, 2004.

Activity related to all stock option plans is summarized as follows (shares in thousands):

	2004		2003		2002	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Options outstanding as of January 1	6,635	$ 8.94	7,319	$ 8.36	6,934	$8.07
Granted	1,532	$14.15	685	$11.66	890	$9.97
Exercised	(1,003)	$ 7.38	(1,159)	$ 6.87	(194)	$5.53
Canceled	(580)	$11.16	(210)	$ 8.84	(311)	$8.35
Options outstanding as of December 31	6,584	$10.19	6,635	$ 8.94	7,319	$8.36
Options exercisable as of December 31	3,731	$ 9.16	3,838	$ 9.31	3,057	$9.76
Weighted-average fair value of options granted during the year	$ 5.50		$ 5.25		$ 4.44	

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2004	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 31, 2004	Weighted-Average Exercise Price
$3.75 to $6.00	1,144	7.09	$ 5.49	866	$ 5.33
$6.02 to $9.19	2,493	7.06	$ 7.39	1,815	$ 7.42
$9.26 to $13.05	949	8.81	$11.75	378	$10.96
$13.51 to $19.96	1,879	8.44	$14.93	553	$15.87
$21.19 to $22.31	62	4.05	$21.28	62	$21.28
$26.10 to $29.34	48	3.90	$28.83	48	$28.83
$30.00 to $135.00	9	1.92	$51.88	9	$51.88
$3.75 to $135.00	6,584	7.65	$10.19	3,731	$ 9.16

The Company accounts for its stock-based compensation plans under APB No. 25. As a result, the Company has not recognized compensation expense for stock options granted to employees with an exercise price equal to the quoted market price of the Common Stock on the date of grant and that vest based solely on continuation of employment by the recipient of the option award. The Company adopted SFAS No. 123 for disclosure purposes in 1996. For SFAS No. 123 purposes, the Company estimates the fair value of each option grant as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2004	2003	2002
Expected life (years)	4.5	5.0	4.7
Risk-free interest rate	3.60%	3.00%	3.55%
Dividend rate	0.00%	0.00%	0.00%
Expected volatility	54.31%	53.05%	54.65%

Per-Se has never paid cash dividends on its Common Stock. The Credit Agreement entered into on September 11, 2003, as amended, contains restrictions on the Company's ability to declare or pay cash dividends on its Common Stock.

15. Deferred Stock Unit Plan

Effective October 1, 2001, and approved by the stockholders at the annual meeting held on May 2, 2002, the Board of Directors adopted the Per-Se Technologies, Inc. Deferred Stock Unit Plan (the "Plan"). The purpose of the Plan is to further align the interests of the Company's non-employee directors and a select group of key employees of the Company (and its affiliates) with the interests of stockholders by encouraging additional ownership of the Common Stock. The Plan also provides the participants with an opportunity to defer taxation of income in consideration of the valuable services that they provide to the Company. Non-employee directors of the Company are automatically eligible to participate in the Plan. The Compensation Committee of the Board of Directors may select key employees of the Company from time to time as eligible participants. Currently, seven non-employee directors and six executives (including two employee directors) are eligible to participate in the Plan.

Pursuant to the Plan, a non-employee director may elect to defer up to 100% of his Board and committee meeting fees and his annual retainer each year. Eligible employees may elect each year to defer up to 50% of their annual incentive bonus and receive an enhancement bonus equal to $0.25 for each dollar of compensation deferred. The Compensation Committee may also from time to time in its sole discretion designate such other enhancement bonus contributions as it deems appropriate. The cash amount of such deferrals and, in the case of employee participants, the enhancement bonuses will be converted to stock units, by dividing the amount to be deferred, plus any enhancement bonus, by the fair market value of the Common Stock on the date the amounts are credited to the participant's account.

Participants are always fully vested in the stock units converted from deferrals of compensation. However, stock units that are converted from an enhancement bonus credited to an employee participant, and any related dividend equivalent stock units, will vest at the rate of 20% each year over a period of five years from the date of deferral of the related compensation. If a participant's employment is terminated for "cause" (as defined in the Plan) or if he or she resigns without "good reason" (as defined in the Plan) before the enhancement bonus stock units are vested, he or she will forfeit any such unvested stock units.

For the years ended December 31, 2004 and 2003, the Plan purchased a total of 19,925 shares and 31,842 shares, respectively, of the Company's Common Stock at a total cost of approximately $0.3 million and $0.3 million, respectively. In accordance with EITF Issue No. 97-14, *Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested,* and FASB Interpretation No. 46, *Consolidation of Variable Interest Entities,* these amounts and the Company's obligation are reflected as treasury stock and deferred compensation obligation, respectively, in the financial statements.

16. Income Taxes

Income tax (benefit) expense attributable to continuing operations comprises the following:

	For the Year Ended December 31,		
	2004	2003	2002
		(in thousands)	
Current:			
Federal	$ 83	$ (701)	$ —
State	(82)	728	800
Foreign	13	—	—
	14	27	800
Deferred:			
Federal	1,485	6,624	3,260
State	879	10,869	(3,740)
Valuation (benefit) allowance	(30,479)	(17,493)	480
	(28,115)	—	—
Income tax (benefit) expense attributable to continuing operations	$(28,101)	$ 27	$ 800

A reconciliation between the amount determined by applying the federal statutory rate to income before income taxes and income tax (benefit) expense is as follows:

	For the Year Ended December 31,		
	2004	2003	2002
		(in thousands)	
Income tax expense at federal statutory rate	$ 5,657	$ 5,315	$ 3,764
State taxes, net of federal benefit	825	480	528
Change in tax rates	(4,428)	10,869	(4,236)
Foreign taxes	13	—	—
Valuation allowance	(30,479)	(17,493)	480
Other	311	856	264
	$(28,101)	$ 27	$ 800

Deferred taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities and available tax credit carryforwards. The components of deferred taxes at December 31, 2004 and 2003, are as follows:

	As of December 31,	
	2004	2003
	(in thousands)	
Current:		
Accounts receivable, unbilled	$ (91)	$ (654)
Accrued expenses	5,336	4,886
Net operating loss carryforwards	12,799	—
Valuation allowance	(6,420)	(5,760)
Other	1,175	1,528
	$ 12,799	$ —
Noncurrent:		
Net operating loss carryforwards	$ 138,512	$ 148,016
Valuation allowance	(131,008)	(161,565)
Depreciation and amortization	7,316	12,157
Other	496	1,392
	$ 15,316	$ —

At December 31, 2004, the Company had federal net operating loss carryforwards ("NOLs") for income tax purposes of approximately $393.7 million, which consist of $347.9 million of consolidated NOLs and $45.8 million of separate return limitation year NOLs. The NOLs will expire at various dates from 2005 through 2024 as follows:

	Amounts Expiring
	(in millions)
2005 to 2007	$ 37.7
2008 to 2010	69.1
2011 to 2014	136.1
2015 to 2024	150.8
	$393.7

The Company has historically had a full valuation allowance against its deferred tax asset due to the uncertainty regarding its ability to generate sufficient future taxable income prior to the expiration of its NOLs. In the fourth quarter of 2004, the Company reassessed the valuation allowance previously established and determined that it was more likely than not that a portion of the deferred tax asset would be realized in the foreseeable future. This determination was based upon the Company's projection of taxable income for 2005 and 2006. As a result, the Company released a portion of the allowance resulting in an income tax benefit of $28.1 million for 2004. The Company will continue to assess the potential realization of the remaining deferred tax asset, and will adjust the valuation allowance in future periods, as appropriate.

17. Employee Benefit Plans

The Company has various defined contribution plans whereby employees meeting certain eligibility requirements can make specified contributions to the plans. The Company matches a percentage of the employee contributions. The Company's contribution expense was $2.1 million, $1.8 million and $1.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.

18. Cash Flow Information

Supplemental disclosures of cash flow information and non-cash investing and financing activities are as follows:

	2004	2003	2002
		(in thousands)	
Non-cash investing and financing activities:			
Additions to capital lease obligations	$ 625	$ —	$ —
Liabilities assumed in acquisitions	947	—	—
KHS purchase price adjustment	—	—	(5,789)
Cash paid for:			
Interest	5,686	18,296	16,829
Extinguishment of debt	6,378	5,412	—
Income taxes	640	565	807

19. Segment Reporting

The Company's reportable segments are operating units that offer different services and products. Per-Se provides its services and products through its two operating divisions: Physician Services and Hospital Services.

The Physician Services division provides Connective Healthcare services and solutions that manage the revenue cycle for physician groups. The division is the largest provider of business management outsourced services that supplant all or most of the administrative functions of a physician group. The target market is primarily hospital-affiliated physician groups in the specialties of radiology, anesthesiology, emergency medicine and pathology as well as physician groups practicing in the academic setting and other large physician groups. The division recognizes revenue primarily on a contingency fee basis, which aligns the division's interests with the interests of the physician groups it services. The outsourced services business recognizes revenue as a percentage of the physician group's cash collections for the services performed. Since this is an outsourced service delivered on the Company's proprietary technology, license fees or maintenance fees are not required to be paid by the division's hospital-affiliated physician groups. The division also sells a physician practice management ("PPM") solution that is delivered via an ASP model. The PPM solution collects a monthly usage fee from the office-based physician practices using the system. The division's revenue model is 100% recurring in nature due to the transaction-based nature of its fee revenue in the outsourced services business and the monthly usage fee in the PPM business. The business of the Physician Services division is conducted by PST Services, Inc. a Georgia corporation d/b/a "Per-Se Technologies," which is a wholly owned subsidiary of the Company.

The Hospital Services division provides Connective Healthcare solutions designed to increase revenue and decrease expenses for hospitals, with a focus on revenue cycle management and resource management. The division's revenue cycle management solutions enable a hospital's central billing office to improve its revenue cycle. The division has one of the largest clearinghouses in the medical industry, which provides an important infrastructure to support its revenue cycle offering. The division also provides resource management solutions that enable hospitals efficiently to manage resources, such as personnel and the operating room, to reduce costs and improve their bottom line. The division primarily recognizes revenue on a per-transaction basis for its revenue cycle management solutions and primarily recognizes revenue on a percentage-of-completion basis or upon software shipment for sales of its resource management software solutions. Approximately 88% of the division's revenue is recurring due to its transaction-based business and the maintenance revenue from its substantial installed base for the resource management software solutions. The business of the Hospital Services division is conducted by the following wholly owned subsidiaries of the Company: Per-Se Transaction Services, Inc., an Ohio corporation; Patient Account Management Services, Inc., an Ohio corporation; PST Products, LLC, a California limited liability company; and Knowledgeable Healthcare Solutions, Inc., an Alabama corporation. All of these subsidiaries do business under the name "Per-Se Technologies."

The Company evaluates each segment's performance based on its segment operating income. Segment operating income is revenue less cost of services, selling, general and administrative expenses and other expenses.

The Hospital Services segment revenue includes intersegment revenue for services provided to the Physician Services segment, which are shown as Eliminations to reconcile to total consolidated revenue.

The Company's segment information from continuing operations is as follows:

	For the Year Ended December 31,		
	2004	2003	2002
		(in thousands)	
Revenue:			
Physician Services	$260,473	$251,251	$245,383
Hospital Services	105,923	97,240	92,854
Eliminations	(13,605)	(13,322)	(12,673)
	$352,791	$335,169	$325,564
Segment operating expenses:			
Physician Services	$232,907	$221,895	$219,519
Hospital Services	82,600	74,671	74,014
Corporate	21,955	15,417	14,816
Eliminations	(13,605)	(13,322)	(12,673)
	$323,857	$298,661	$295,676
Segment operating income:			
Physician Services	$ 27,566	$ 29,356	$ 25,864
Hospital Services	23,323	22,569	18,840
Corporate	(21,955)	(15,417)	(14,816)
	$ 28,934	$ 36,508	$ 29,888
Interest expense	$ 6,825	$ 14,646	$ 18,069
Interest income	$ (525)	$ (297)	$ (471)
Loss on extinguishment of debt	$ 5,896	$ 6,255	$ —
Income before income taxes	$ 16,738	$ 15,904	$ 12,290

	For the Year Ended December 31,		
	2004	2003	2002
		(in thousands)	
Depreciation and amortization:			
Physician Services	$ 9,331	$ 10,475	$ 12,114
Hospital Services	5,661	5,270	5,694
Corporate	464	764	936
	$ 15,456	$ 16,509	$ 18,744
Capital expenditures and capitalized software development costs:			
Physician Services	$ 6,547	$ 5,467	$ 5,718
Hospital Services	5,667	4,655	3,809
Corporate	804	221	369
	$ 13,018	$ 10,343	$ 9,896

	As of December 31,	
	2004	2003
	(in thousands)	
Identifiable Assets:		
Physician Services(1)	$ 63,611	$ 63,648
Hospital Services(1)	59,964	58,026
Corporate	79,116	50,281
Discontinued operations	—	129
	$202,691	$172,084

(1) Identifiable assets in the Physician Services and Hospital Services divisions include approximately $8,936 and $23,613 of goodwill, respectively, for all periods presented.

20. Quarterly Financial Information (Unaudited)

	Quarter Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)			
2004				
Revenue	$84,601	$88,141	$90,641	$89,408
Cost of services	55,398	56,939	60,486	59,838
Income (loss) from continuing operations	1,607	(1,387)	8,807	35,812
Discontinued operations, net of tax	(580)	3,791	(107)	215
Net income	1,027	2,404	8,700	36,027(1)
Net income (loss) per common share — basic from continuing operations	0.05	(0.04)	0.29	1.18
Discontinued operations, net of tax, per common share	(0.02)	0.12	—	0.01
Net income per common share — basic	0.03	0.08	0.29	1.19
Shares used to compute net income per common share — basic	31,531	31,530	30,088	30,238
Net income per common share — diluted from continuing operations	0.05	(0.04)	0.27	1.10
Discontinued operations, net of tax, per common share	(0.02)	0.12	—	0.01
Net income per common share — diluted	0.03	0.08	0.27	1.11
Shares used to compute net income per common share — diluted	34,200	31,530	32,168	32,511

	Quarter Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)			
2003				
Revenue	$81,998	$85,456	$84,523	$83,192
Cost of services	53,939	55,198	54,972	53,786
Income (loss) from continuing operations	3,121	5,013	(120)	7,863
Discontinued operations, net of tax	(1,284)	(1,932)	626	(1,298)
Net income	1,837	3,081	506	6,565
Net income (loss) per common share — basic from continuing operations	0.10	0.16	—	0.25
Discontinued operations, net of tax, per common share	(0.04)	(0.06)	0.02	(0.04)
Net income per common share — basic	0.06	0.10	0.02	0.21
Shares used to compute net income per common share — basic	30,172	30,238	30,677	31,276
Net income per common share — diluted from continuing operations	0.10	0.16	—	0.23
Discontinued operations, net of tax, per common share	(0.04)	(0.06)	0.02	(0.04)
Net income per common share — diluted	0.06	0.10	0.02	0.19
Shares used to compute net income per common share — diluted	31,037	31,866	30,677	34,039

(1) Reflects the release of $28.1 million of the valuation allowance against the Company's deferred tax asset resulting in an income tax benefit that was recorded in the fourth quarter of 2004.

PER-SE TECHNOLOGIES, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
Years ended December 31, 2004, 2003, and 2002

Description	Balance at beginning of year	Additions: Charged to costs and expenses	Additions: Charged to other accounts	Deductions	Balance at end of year
YEAR ENDED DECEMBER 31, 2004					
Allowance for doubtful accounts	$4,795	$ 603	—	$(1,798)	$3,600
YEAR ENDED DECEMBER 31, 2003					
Allowance for doubtful accounts	$4,288	$1,159	—	$ (652)	$4,795
YEAR ENDED DECEMBER 31, 2002					
Allowance for doubtful accounts	$4,759	$1,489	—	$(1,960)	$4,288

Executive Officers

Philip M. Pead
Chairman, President & CEO

Chris E. Perkins
Executive Vice President & CFO

Philip J. Jordan
President, Hospital Services

Patrick J. Leonard
President, Specialty Operations, Physician Services

David F. Mason
President, Academic & Multispecialty Operations, Physician Services

Paul J. Quiner
Senior Vice President & General Counsel

Board of Directors

Philip M. Pead
Chairman, President & CEO of Per-Se Technologies
Director since 2000

Craig Macnab*
President & CEO of Commercial Net Lease Realty, Inc.
Director since 2002

David E. McDowell
Former Chairman & CEO of Per-Se Technologies
Director since 1996

C. Christopher Trower*
Attorney
Director since 1997

Jeffrey W. Ubben*
Founder & Managing Partner of VA Partners LLC, Inc.
Director since 2003

John W. Danaher, MD*
President & CEO of QuickCompliance, Inc.
Director since 2004

John W. Clay, Jr.*
Former Vice Chairman of SunTrust Banks, Inc.
Director since 2004

*Independent directors

Investor Information

For investor information, including additional annual reports, 10-Ks, 10-Qs or any other financial literature, please contact Per-Se Investor Relations at 877/73PER-SE or investors@per-se.com.

Corporate Address

Per-Se Technologies
1145 Sanctuary Parkway
Suite 200
Alpharetta, GA 30004
770/237-4300

Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
800/937-5449
info@amstock.com
www.amstock.com

Inquiries regarding stock transfers, lost certificates or address changes should be directed to American Stock Transfer & Trust Company.

Independent Registered Public Accounting Firm

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, GA 30308

Principal Outside Counsel

Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309

Per-Se on Nasdaq

Per-Se Technologies' common stock trades on The Nasdaq Stock Market®, under the symbol PSTI.

For More Information

To learn more about Per-Se Technologies, please visit www.per-se.com.

Market Prices

The prices in the table below represent the high and low sales price for the Per-Se Technologies' common stock as reported in the Nasdaq Stock Market for the periods presented. There were 3,338 stockholders of record of the Company's common stock as of March 7, 2005.

	High	Low
Year Ended December 31, 2004		
First Quarter	$ 18.26	$ 10.68
Second Quarter	14.90	8.10
Third Quarter	15.10	11.47
Fourth Quarter	16.35	12.89

	High	Low
Year Ended December 31, 2003		
First Quarter	$ 9.07	$ 5.75
Second Quarter	11.74	7.78
Third Quarter	16.58	10.65
Fourth Quarter	17.25	11.64

Safe Harbor

This Annual Report contains "forward-looking statements" within the meaning of federal securities laws, including statements concerning Per-Se's anticipated performance in 2005 and beyond. Such statements are subject to numerous risks and uncertainties, which could cause actual results to differ substantially from those expressed or implied by the forward-looking statements. For information about such risks and uncertainties, please read the discussion under the caption "Forward-Looking Statements" in the Form 10-K accompanying this Annual Report.

KEEPING PHYSICIANS AND HOSPITALS

FINANCIALLY HEALTHY


Per-Sé
TECHNOLOGIES

Your Health Is The Bottom Line

www.per-se.com

877/73PER-SE